As filed with the Securities and Exchange Commission on April 28, 1997.


                                                      Registration No. 333-23257
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 2 TO



                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             COVENANT BANCORP, INC.
             (Exact name of registrant as specified in its charter)


           New Jersey                                6021                        22-3505405
---------------------------------        ----------------------------        ------------------
  (State or other jurisdiction           (Primary Standard Industrial         (I.R.S. Employer
of incorporation or organization)         Classification Code Number)        Identification No.)



                              18 Kings Highway West
                              Haddonfield, NJ 08033
                                 (609) 428-7300
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             J. William Parker, Jr.
                             Chief Financial Officer
                             Covenant Bancorp, Inc.
                              18 Kings Highway West
                              Haddonfield, NJ 08033
                                 (609) 428-7318
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                 With a copy to:
                          J. Bradley Boericke, Esquire
                         Pepper, Hamilton & Scheetz LLP
                              3000 Two Logan Square
                           Philadelphia, PA 19103-2799
                                 (215)-981-4790


        Approximate Date of Commencement of Proposed Sale to the Public:
  As soon as practicable after this Registration Statement becomes effective.


     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]



                                   ----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           PROXY STATEMENT/PROSPECTUS

                               ANNUAL REPORT 1996

                                 COVENANT BANK

                                  COVENANT BANK
                              FINANCIAL HIGHLIGHTS

in thousands, except per share amounts                                           Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                    1996             1995           1994              1993              1992
                                                    ----             ----           ----              ----              ----
Balance Sheet Data
Total assets                                      $414,634         $347,161        $316,722          $274,351         $210,129
Loans receivable, net                              238,185          201,666         190,037           179,825          145,371
Investments available for sale                     132,578           57,178          16,823            20,604           17,034
Investments held to maturity                        11,687           50,343          79,518            24,923           12,422
Deposits                                           277,465          262,752         235,821           244,015          186,187
Stockholders' equity                                29,251           29,909          22,376            21,645           20,288


Book value per share (5)                             $7.45            $7.54           $6.44             $6.24            $5.85


Income Statement Data
Net interest income                                 14,934           13,668          12,140             9,697            7,344
Provision for loan losses                              636              314             682             1,043              947
Non-interest income                                  1,090              844             779               799              811
Non-interest expense                                12,337 (1)       11,121          11,296             8,769            6,310
Income before income tax                             3,051 (1)        3,077             941               684              898
Net income                                        $  1,850 (4)     $  2,379        $  1,281          $  1,373         $    712
                                                  ========         ========        ========          ========         ========

Operating earnings - pre-tax                      $  4,701 (2)     $  3,077        $  2,077 (3)      $    684         $    898
                                                  ========         ========        ========          ========         ========

Average common shares outstanding                    4,069            3,761           3,535             3,454            3,018
Earnings per share                                   $0.45 (4)        $0.63           $0.36             $0.40            $0.24

Net interest margin                                   4.10%            4.37%           4.50%             4.24%            3.86%

Profitability Statistics
Pre-tax operating return on average assets            1.21%            0.93%           0.73%             0.28%            0.45%
Return on average assets                              0.48 (4)         0.72            0.45              0.56             0.35


Return on average common equity                       6.30 (4)         9.53            5.72              6.68             4.30


Book value per share excluding
 FAS 115 valuation adjustment                        $7.53            $7.24           $6.51             $6.20            $5.85


Non-performing assets/total period end assets         0.86             1.44            1.73              1.91             1.83
Allowance/non-performing loans                      105.23            86.84           77.95             86.33           137.42
Allowance/total loans                                 1.25             1.56            1.87              2.00             1.81
Net charge-offs/average loans outstanding             0.36             0.37            0.38              0.77             0.46

Capital Measures


Average stockholders' equity/average assets           7.56%            7.66%           7.70%             8.49%            8.24%


Leverage ratio                                        7.51             8.49            7.42              7.87             9.88
Tier 1 capital ratio                                 11.98            13.62           11.68             11.52            13.88
Total capital ratio                                  13.20            14.87           12.94             12.78            14.83
Number of full-service offices                          15               14              13                11                6


----------

Note: All data has been restated to reflect the 1996 merger with 1st Southern State Bank.

     All share data has been restated for all stock dividends issued on common stock to date.

     Covenant has not paid cash dividends on common stock to date; therefore, dividend payout ratio is not applicable.

(1) Includes pre-tax merger-related costs of $1,147,000 and pre-tax one-time SAIF recapitalization assessment of $503,000.

(2) Excludes pre-tax merger-related costs of $1,147,000 and pre-tax one-time SAIF recapitalization assessment of $503,000.

(3) Excludes pre-tax merger-related costs of $1,136,000 recorded for the Landis Savings Bank, S.L.A. acquisition.

(4) Excluding after-tax merger-related costs of $860,000 and after-tax one-time SAIF assessment of $323,000, operating earnings data is as follows:

                                                      1996
                                                      ----
         Operating earnings                          $3,033
         Operating earnings per share                 $0.75
         Operating return on average assets            0.78%
         Operating return on average common equity    11.63%



(5)  Book value per share calculation includes SFAS 115 valuation adjustment.

TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

In 1996 we had another excellent year -- our best so far. We continue to be encouraged by the opportunity our marketplace provides to expand our presence and further our image as the premier community bank in southern New Jersey. Our success reflects our enduring view that growth in shareholder value depends on maintaining a focused, well-executed strategy to capture market share and achieve superior financial performance through providing the best possible personalized service and financial products in a convenient and professional manner.

One of the most significant events for Covenant in 1996 was its acquisition of 1st Southern State Bank. Since the transaction was accounted for as a "pooling of interests," financial data has been restated to include 1st Southern results for all prior periods. The acquisition, completed in September of 1996, added $47 million in assets to Covenant's balance sheet and expanded our presence in Cape May County to five personal financial centers and deposits of over $75 million. Many of the former 1st Southern directors, officers and staff are now an integral part of the Covenant team and continue to strengthen our market position in Cape May County.

Effective January 1, 1997, Covenant converted its charter to a state-chartered commercial bank. Since we have always operated as a commercial bank in savings bank charter, offering a wide array of commercial products and services, we felt that this charter better reflected who we are as an organization and better ensured that Covenant's stock was properly valued by the market.

Financial Performance

Our performance in 1996 is highlighted by the following record results:

o Earnings - Operating earnings rose to $3.0 million, or $0.75 per share, compared to net income of $2.4 million, or $0.63 per share for 1995. Operating earnings are exclusive of non-recurring merger-related costs of $860,000 (after-tax) associated with the acquisition and a non-recurring Savings Association Insurance Fund recapitalization assessment of $323,000 (after-tax). Pre-tax operating earnings reached $4.7 million -- a 52% increase over pre-tax earnings of $3.1 million for 1995.

o Assets - Total assets reached a record $415 million at December 31, 1996 -- a 19% increase from $347 million at December 31, 1995.

o Loans - Net loans also reached a record level, totaling $238 million. This represented an 18% increase over 1995's balance of $201 million.

o Deposits - Deposits totaled $278 million at year-end 1996, compared to $263 million at year-end 1995.

o Capital - Total capital reached $29 million, with a market capitalization of nearly $55 million at year-end 1996 and close to 1,000 common and preferred shareholders.

o Asset Quality - During 1996, meaningful progress was made in asset quality. Non-performing loans decreased 25% from $3.8 million at year-end 1995 to $2.9 million at year-end 1996. In addition, the Bank's allowance for loan losses covers 105% of non-performing loans at December 31, 1996.

o Stock Performance - Covenant's stock performed well during 1996. Covenant's common stock reached a record high of $14.75 -- a 35% increase over 1996's lowest price of $10.89. During the year, Covenant issued stock dividends of over 10% -- a 4% stock dividend in June of 1996 and a 6% dividend in December of 1996. Since the inception of the stock dividend program in October 1993, Covenant has issued a compound cumulative total of over 36% in stock dividends.

Covenant's focus on cost-containment continued through 1996. The success of our efforts was evident when, even with our record growth in 1996, normal non-interest expenses increased less than 1% over 1995's. The Bank's emphasis on profitable growth is the cornerstone of its strategic plan in 1997 and beyond.

Franchise Development

One of Covenant's greatest strengths is its superior knowledge of its marketplace. In order for Covenant to capture a greater market share in southern New Jersey, we continually identify market needs and deliver quality financial products that represent an exceptional value to our customers. Our goal is to utilize our expanded network of personal financial centers to deliver "one-stop" financial services, ranging from the day-to-day banking transactions of a household (including the planned addition of personal investment products such as annuities and mutual funds to our existing offerings of quality consumer lending products and competitive interest-bearing deposit products) to meeting the financial needs of small- to medium-sized businesses.

Among the key factors contributing to the Bank's success in 1996 and beyond in this regard were:

o    The  opening of five new  personal  financial  centers  located in Cape May
     Court House, Hammonton, Linwood, Mount Laurel, and, in March, 1997, our prototype personal financial center in Cherry Hill. Covenant now has sixteen personal financial centers throughout Atlantic, Burlington, Camden, Cape May, and Cumberland Counties in southern New Jersey.

o Our data processing conversion in September, 1996 paved the way for the Bank to begin, in 1997, to offer such retail delivery products as bank-by-phone, on-line PC banking from home or office and electronic bill-paying services. These new products and services will provide Covenant customers with the flexibility to bank with us in whatever way is most convenient for them.

o The development of a customer service center and the introduction of a toll-free customer service line (1-888- COVENANT) enables our customers to discuss Covenant's products and services with a representative, obtain deposit or loan rates and apply for a consumer loan over the telephone.

o The foundation of a seasoned commercial lending team, which includes thirteen lending professionals, each experienced within the market they serve. As a result, Covenant experienced record growth in commercial loans during 1996 of $23 million or 17%. Through this commercial lending team and Covenant's conveniently located commercial lending centers, we've enhanced our reputation as a reliable source of funds for small- to medium-sized businesses in five southern New Jersey counties. This is a market that the "money center" banks seem to overlook, providing Covenant with a great opportunity to capture market share.

Our market, the southern half of New Jersey, is an attractive, lucrative market area. New Jersey has the second highest per capita income in the nation and the tourism industry generates 175 million visitors to the New Jersey coastal area and supports more than 500,000 jobs. Our branch expansion during the past year is representative of our continuing belief that branch banking is a critical part of community banking and will continue to be in the future. We will select our branch sites carefully and with a minimization of overlap of marketing activities. Our physical presence in the communities that we serve is an important part of our strategy to provide a high level of personalized service to each branch community.

Covenant's Future

Since 1994, our goal has been to increase shareholder value through disciplined expense management, asset quality, capital programs, and an opportunistic acquisition strategy. As a result, we emerged from 1996 as a strong, profitable company with excellent market presence. By pursuing a profitable growth strategy, we expect to continue to build the long-term value of Covenant for our shareholders, customers and employees.

As always, the achievements of the past and the opportunities of the future cannot be adequately realized without a dedicated team to seize the opportunities and mold them into reality. The Board of Directors, Advisory Board Members, the Covenant team and our shareholders all continue to provide significant referrals, ideas and market feedback.

We are confident that the fundamental ingredients we've identified for continued successful performance -- financial strength, operating efficiency, high credit quality, intelligent investment in the future, and a customer-oriented focus -- will yield superior results. Our Bank has loyal customers and dedicated employees, Directors and Advisory Board Members to thank for its success. But most of all, we thank you, our shareholders, for your continued investment in our Bank and encouragement over the years.


/s/                                            /s/
-------------------------------                -------------------------------
Richard A. Hocker                              Charles E. Sessa, Jr.
Chairman & CEO                                 President

                                  COVENANT BANK

                               BOARD OF DIRECTORS


Richard A. Hocker                           John J. Gallagher, Jr., R.H.U., C.P.I.A             Charles E. Sessa, Jr.
Chairman of the Board &                     Vice Chairman of the Board                          President
Chief Executive Officer                     Covenant Bank                                       Covenant Bank
Covenant Bank                               Chairman of the Board
Managing Director                           The Gallagher Group


William T. Carson, Jr.                      Barry M. Abelson, Esquire                           Gary E. Greenblatt, J.D.
Secretary                                   Partner                                             Attorney at Law
Covenant Bank                               Pepper, Hamilton & Scheetz LLP                      Greenblatt & Greenblatt
President, Retired                                                                              Faculty, School of Business
Sullivan-Carson, Inc.                                                                           Rowan University


James R. Iannone                            Joseph A. Maressa, Sr., Esquire                     Kyle W. Will
Realtor                                     Senior Partner                                      President & CEO
Freda Real Estate Agency, Inc.              Maressa, Goldstein, Birsner, Patterson,             Delaware Valley Liebert, Inc.
                                            Drinkwater & Oddo



                                                            BANK OFFICERS

Richard A. Hocker          Charles E. Sessa, Jr.     Kenneth R. Mancini, Jr.    Eugene D. D'Orazio, Jr.   J. William Parker, Jr.
Chief Executive Officer    President                 Executive Vice President   Senior Vice President     Senior Vice President
                                                     Senior Credit Officer      Chief Operating Officer   Chief Financial
                                                                                                          Office & Treasurer


Dainis Basens              Richard M. Bell           Beverly C. Cohen           Guy A. Deninger           John C. Kelly, Jr.
Senior Vice President      Senior Vice President     Senior Vice President      Senior Vice President     Senior Vice President


Keith Winchester           Veronica Morey            Susan M. Bishop            Gerald D. Butler          William H. Connelly
Senior Vice President      Regional Vice President   Vice President             Vice President            Vice President
Controller


Donald K. Dodson           Mark F. Foley, Jr.        Bruce E. Haines            Gary M. Hoffmann          Steven L. Hoffman
Vice President             Vice President            Vice President             Vice President            Vice President


David C. Hynes             Joseph S. Kosyla          Donna J. McDermott         Catherine A. Milioti      Debra A. Monteleone
Vice President             Vice President            Vice President             Vice President            Vice President


Debra J. Morgan            Rosemary Mulligan         Donald C. Newman           Frank G. Odri, Jr.        Arthur J. Olson
Vice President             Vice President            Vice President             Vice President            Vice President


George Sierra              Lisa S. Simpson           James A. Taylor            Barbara P. Verderose      Lisa A. Wood
Vice President             Vice President            Vice President             Vice President            Vice President


Tracy L. Asselta           Luann Barnett             Janet Buchanin             Vita Colangelo            Terence C. Cunningham
Assistant Vice President   Assistant Vice President  Assistant Vice President   Assistant Vice President  Assistant Vice President


Thomas J. DiLullo          Joyce A. Firmani          Norma F. Harrison          Cynthia Hughes            Kathleen M. Niles
Assistant Vice President   Assistant Vice President  Assistant Vice President   Assistant Vice President  Assistant Vice President


Linda McGuigan             Larry A. Makela           Ellen L. McCarty           Jeffrey S. Taylor         Audrey Nevitt-Taylor
Assistant Vice President   Assistant Vice President  Assistant Vice President   Assistant Vice President  Assistant Vice President


                                  COVENANT BANK


                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



                           To Be Held on June 10, 1997


     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders (the "Annual Meeting") of Covenant Bank (the "Bank") will be held on June 10, 1997, at 6:00 p.m., local time, at the Bank's Cherry Hill personal financial center located at 488 Evesham Road, Cherry Hill, New Jersey, to consider the following matters:

          1. The approval and adoption of the Plan of Acquisition dated February 28, 1997, as amended, pursuant to which Covenant will reorganize into a holding company structure (the "Reorganization"). In the Reorganization, Covenant Bancorp, Inc., a New Jersey corporation formed for this purpose (the "Holding Company"), will acquire all of the issued and outstanding shares of common stock and preferred stock of the Bank, and the holders thereof will receive in exchange therefor shares of common and preferred stock, respectively, of the Holding Company.

          2. The election of the directors of the Bank for a one year term and until their successors are elected and qualify.

          3. Such other matters as may properly be brought before the Annual Meeting or any adjournments thereof.


     The Board of Directors of the Bank has fixed the close of business on April 11, 1997, as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments thereof.


     A Proxy Statement is set forth on the following pages and a proxy card is enclosed herewith. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person. However, attendance at the meeting will not of itself constitute revocation of a proxy.



                                              BY ORDER OF THE BOARD OF DIRECTORS


                                              /s/ William T. Carson



April 28, 1997




YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

                                  COVENANT BANK
                              18 Kings Highway West
                          Haddonfield, New Jersey 08033

                                 PROXY STATEMENT
                     For the Annual Meeting of Shareholders
                          To Be Held on June 10, 1997

                                   ----------

                             COVENANT BANCORP, INC.
                                   PROSPECTUS
     For up to 3,376,505 shares of Common Stock, par value $5.00 per share, 138,300 shares of Series A Preferred Stock, par value $25.00 per share, and
     161,700 shares of Series B Preferred Stock, par value $25.00 per share

                                   ----------

      This Proxy Statement ("Proxy Statement") is being furnished to stockholders of Covenant Bank (the "Bank") in connection with the solicitation of proxies by the Board of Directors of the Bank for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on June 10, 1997.

      The following matters will be considered at the Annual Meeting:

            1. The approval and adoption of the Plan of Acquisition dated February 28, 1997, as amended, a copy of which is attached hereto as Annex A (the "Plan") pursuant to which the Bank will reorganize into a holding company structure (the "Reorganization"). In the Reorganization, Covenant Bancorp, Inc., a New Jersey corporation formed for this purpose (the "Holding Company"), will acquire all of the issued and outstanding shares of common stock, par value $5.00 per share (the "Bank Common Stock"), Series A Preferred Stock, par value $25.00 per share (the "Bank Series A Preferred Stock") and Series B Preferred Stock, par value $25.00 per share (the "Bank Series B Preferred Stock") of the Bank, and the holders thereof will receive in exchange therefor shares of common stock, par value $5.00 per share (the "Holding Company Common Stock"), Series A Preferred Stock, par value $25.00 per share (the "Holding Company Series A Preferred Stock") and Series B Preferred Stock, par value $25.00 per share (the "Holding Company Series B Preferred Stock"), respectively, of the Holding Company.

          2. The election of the directors of the Bank for a one year term and until their successors are elected and qualify.

          3. Such other matters as may properly be brought before the Annual Meeting or any adjournments thereof.


      This Proxy Statement and the accompanying forms of proxy are first being mailed to stockholders of the Bank on or about May 6, 1997.


      This Proxy Statement also serves as the prospectus for the Holding Company as it relates to the shares of Holding Company Common Stock (and options and other rights to acquire Holding Company Common Stock), the shares of Holding Company Series A Preferred Stock, and the shares of Holding Company Series B Preferred Stock (the Holding Company Series A Preferred Stock and the Holding Company Series B Preferred Stock, the "Holding Company Preferred Stock"; and the Holding Company Common Stock and the Holding Company Preferred Stock, the "Holding Company Stock"), to be issued to the stockholders of the Bank in exchange for their shares of Bank Common Stock (and options and other rights to acquire Bank Common Stock), Bank Series A Preferred Stock and Bank Series B Preferred Stock, respectively (the Bank Series A Preferred Stock and Bank Series B Preferred Stock, the "Bank Preferred Stock"; and the Bank Common Stock and Bank Preferred Stock, the "Bank Stock"). See "DESCRIPTION OF HOLDING COMPANY SECURITIES." The Holding Company has filed a Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission with respect to the shares of Holding Company Stock to be issued in connection with the Reorganization.

     The Bank's Common Stock is traded on the Nasdaq National Market under the sumbol "CNSK." The high and low sales price for the Bank's Common Stock on December 17, 1996, the date preceding public announcement of the Bank's intent to enter into the Reorganization, were $12.63 and $12.00, respectively.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
               ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THE SHARES OF HOLDING COMPANY STOCK OFFERED HEREBY ARE NOT SAVINGS
           ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS
               ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FUND OR AGENCY. THE
                 SHARES OF HOLDING COMPANY STOCK ARE SUBJECT TO INVESTMENT RISK, INCLUDING LOSS OF PRINCIPAL OR INVESTMENT.


               The date of this Proxy Statement is April 28, 1997.

                              AVAILABLE INFORMATION


      Covenant Bank is subject to the informational and reporting requirements of the rules and regulations of the Federal Deposit Insurance Corporation (the "FDIC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the FDIC. Such reports, proxy statements and other information can be inspected at the offices of the FDIC, Registration and Disclosure Section, 550 17th Street, N.W., Washington, D.C. 20429, telephone
(202) 898-8913, and copies may be obtained from the FDIC at prescribed rates. The Bank Common Stock is included for quotation on the Nasdaq Stock Market National Market ("Nasdaq National Market"), and the Bank Preferred Stock is included for quotation on the Nasdaq Stock Market Small-Cap Market ("Nasdaq Small-Cap Market"), and such reports, proxy statements and other information concerning the Bank should also be available for inspection and copying at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Covenant Bancorp, Inc., the proposed one-bank holding company that will become the parent corporation of Covenant Bank, has filed with the Securities and Exchange Commission ("SEC") on March 13, 1997 a Registration Statement (as amended, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Holding Company Stock issuable in the Reorganization. As permitted by the rules of the SEC, this Proxy Statement omits certain information contained in the Registration Statement. For further information and reference, the Registration Statement and exhibits thereto may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the SEC. The address of that site is http://www.sec.gov.


      Pursuant to the Reorganization, the Holding Company will assume the Exchange Act reporting responsibilities under rules and regulations of the SEC, similar to the responsibilities previously performed by Covenant under rules and regulations of the FDIC. Following the Reorganization, the Holding Company will file such reports with the SEC rather than the FDIC.

                                TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----

AVAILABLE INFORMATION.....................................................................................     2
SUMMARY...................................................................................................     4
GENERAL INFORMATION.......................................................................................     6
      Time and Place of the Annual Meeting................................................................     6
      Votes Required......................................................................................     6
      Solicitation, Voting and Revocability of Proxies....................................................     6
ELECTION OF DIRECTORS.....................................................................................     7
      Directors...........................................................................................     7
      Committees of the Board.............................................................................     8
      Compensation of Directors...........................................................................     9
THE REORGANIZATION........................................................................................    10
      General.............................................................................................    10
      Reasons for the Reorganization; Recommendations of the Boards of Directors..........................    10
      Structure of the Reorganization.....................................................................    10
      Treatment of Outstanding Options and Other Rights...................................................    11
      Share Certificates..................................................................................    11
      Required Regulatory Approvals.......................................................................    11
      Termination or Amendment............................................................................    11
      Accounting Treatment................................................................................    11
      Federal Income Tax Consequences.....................................................................    12
      Rights of Dissenting Stockholders...................................................................    12
CERTAIN INFORMATION REGARDING THE BANK....................................................................    14
      General.............................................................................................    14
      Management of the Bank..............................................................................    14
      Executive Compensation..............................................................................    15
      Certain Transactions................................................................................    21
      Principal Holders of Covenant Common Stock and Holdings of Management...............................    21
CERTAIN INFORMATION REGARDING THE HOLDING COMPANY.........................................................    24
      General.............................................................................................    24
      Dividend Policy.....................................................................................    24
      Management and Operations After the Reorganization..................................................    24
SUPERVISION AND REGULATION................................................................................    25
DESCRIPTION OF HOLDING COMPANY SECURITIES
  AND COMPARISON OF STOCKHOLDERS' RIGHTS..................................................................    29
      Description of Securities...........................................................................    29
      Comparison of Stockholders Rights...................................................................    30
EXPERTS...................................................................................................    33
LEGAL MATTERS.............................................................................................    34
SHAREHOLDER PROPOSALS.....................................................................................    34

ANNEX A -- PLAN OF ACQUISITION

ANNEX B -- PROVISIONS OF THE NEW JERSEY BANKING ACT REGARDING DISSENTERS' RIGHTS


ANNEX C -- ANNUAL REPORT OF THE BANK ON FORM F-2





      No person has been authorized to give any information or to make any representations not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized. This Proxy Statement does not constitute an offer to sell any securities other than the securities to which it relates or an offer to sell any securities covered by this Proxy Statement in any jurisdiction where, or to any person whom, it is unlawful to make such an offer. Neither the delivery hereof nor any distribution of securities of Covenant Bancorp made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof.

                                     SUMMARY

      The following is a brief summary of certain information contained elsewhere in this Proxy Statement. The summary is not intended to be complete and is qualified in its entirety by reference to detailed information contained elsewhere in this document and in the accompanying annexes.


The Annual Meeting


     Date, Time and Place.   Tuesday, June 10, 1997, at 6:00 p.m. local time, at
the Bank's Cherry Hill personal financial center, located at 488 Evesham Road, Cherry Hill, New Jersey.

     Purpose   and   Voting.   Stockholders   will  be  asked  to  vote  on  the
Reorganization by which the Bank will reorganize into a holding company structure. The affirmative vote of holders of two-thirds of the issued and outstanding shares of Bank Common Stock will be required to approve the Reorganization. In addition, stockholders will be asked to vote on the election of the directors of the Bank for a one year term and until their successors are elected and qualify. The election of the directors of the Bank will be by plurality, with the directors receiving the most votes being elected to office. As of April 11, 1997 (the "Record Date"), there were 2,936,480 shares of Bank Common Stock issued and outstanding, held of record by approximately 1200 stockholders. At the Record Date, directors and executive officers of the Bank held beneficially approximately 561,876 shares of Bank Common Stock, or approximately 17.37% of the outstanding shares of Bank Common Stock. The Bank's Board of Directors recommends that stockholders vote for the Reorganization and in favor of the nominees set forth herein for election as directors.



The Holding Company


     At the direction of the Board of Directors of the Bank, the Holding Company was formed as a New Jersey corporation on February 13, 1997. Its purpose is to serve as the holding company for the Bank following the Reorganization. The Holding Company has not yet engaged in business activity. The Holding Company has no current plans to engage in any activities other than acting as a holding company for the Bank Stock. In connection with the Reorganization, the Holding Company will be required to register with the Board of Governors of the Federal Reserve System (the "FRB") as a bank holding company under the federal Bank Holding Company Act (the "BHC Act"), and will become subject to supervision and regulation by the FRB. The Holding Company's offices are located in the Bank's executive offices at 18 Kings Highway West, Haddonfield, New Jersey 08033. The Holding Company's telephone number is (609) 428-7300.



The Bank

      The Bank is a bank organized under the laws of the State of New Jersey, with headquarters at 18 Kings Highway West, Haddonfield, New Jersey 08033, telephone (609) 428-7300.

      The Bank's market focus is southern New Jersey. The Bank offers a broad range of lending, depository and related financial services to individual consumers, businesses and governmental units. The Bank is a member of the Bank Insurance Fund ("BIF") of the FDIC. Since commencing operations in September 1988 with a single office in Haddonfield, New Jersey, the Bank has grown to approximately $415 million in assets and fifteen offices throughout southern New Jersey. As a state-chartered bank, the Bank is subject to extensive regulation and supervision by the New Jersey Department of Banking (the "Department of Banking") under New Jersey law and by the FDIC under federal law.


The Reorganization

     Pursuant to the Plan, the Holding Company will acquire all of the issued and outstanding shares of Bank Common Stock, Bank Series A Preferred Stock and Bank Series B Preferred Stock, and will issue in exchange therefor an equal number of shares of Holding Company Common Stock, Holding Company Series A Preferred Stock and Holding Company Series B Preferred Stock, respectively. As a result, the Bank will become a wholly-owned subsidiary of the Holding Company, and the stockholders of the Bank will become stockholders of the Holding Company. Following the Reorganization, the Bank will conduct its business in the same manner as it conducted business prior to the Reorganization. See "THE REORGANIZATION."

Required Regulatory Approvals


     The Reorganization is subject to the approval of the FRB under the BHC Act and the approval of the Department of Banking. Applications requesting the approvals of the FRB and the Department of Banking, respectively, have been submitted and the Bank knows of no reason that such approvals will not be forthcoming. All regulatory approvals are expected to be received by the end of the second calendar quarter of 1997.



Rights of Dissenting Stockholders


     Under the provisions of the New Jersey Banking Act ("NJBA"), holders of the Bank's Common Stock may exercise dissenters' rights of appraisal with respect to the Reorganization. Such rights, if properly exercised, will entitle such holders to receive a cash payment equal to the value of their shares instead of receiving shares of Holding Company Stock in the Reorganization. See "THE REORGANIZATION -- Rights of Dissenting Stockholders."


Tax Consequences of the Transaction


     It is intended that the Reorganization will be treated for federal income tax purposes as a tax free exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, for federal income tax purposes: (i) no gain or loss will be recognized by the Bank or the Holding Company as a result of the Reorganization; (ii) no gain or loss will be recognized by stockholders of the Bank who exchange their shares of Bank Stock solely for shares of Holding Company Stock pursuant to the Reorganization; (iii) the tax basis of the shares of Bank Stock received by stockholders who exchange all of their shares of Bank Stock solely for shares of Holding Company Stock in the Reorganization will be the same as the tax basis of the shares of Bank Stock surrendered in exchange therefor; and (iv) the holding period of the shares of Bank Stock received in the Reorganization will include the period during which the shares of Bank Stock surrendered in exchange therefor were held, provided such shares of Bank Stock were held as capital assets at the effective time of the Reorganization. See "THE REORGANIZATION -- Federal Income Tax Consequences."


Listing of Shares

     The Bank Common Stock is included for quotation on the Nasdaq National Market, and the Bank Preferred Stock is included for quotation on the Nasdaq Small-Cap Market. It is expected that the Holding Company Common Stock and Holding Company Preferred Stock will be similarly included for quotation on the Nasdaq National Market and Nasdaq Small-Cap Market, respectively, following the Reorganization.

                               GENERAL INFORMATION

Time and Place of the Annual Meeting


   The Annual Meeting will be held at the Bank's Cherry Hill personal financial center, 488 Evesham Road, Cherry Hill, New Jersey, at 6:00 p.m. local time on Tuesday, June 10, 1997.


Votes Required

   The approval and adoption of the Plan will require the affirmative vote of holders of two-thirds of the issued and outstanding shares of Bank Common Stock. The election of the directors of the Bank will be by plurality, with the directors receiving the most votes being elected to office.

    Holders of Bank Common Stock on the Record Date are each entitled to one vote per share on each matter to be voted on at the Annual Meeting. As of the Record Date, there were 2,936,480 shares of Covenant Common Stock issued and outstanding, held of record by approximately 1200 stockholders. Shares of Bank Preferred Stock have no voting rights with respect to the matters to be considered at the Annual Meeting.

     At the Record Date, directors and executive officers of the Bank held beneficially approximately 561,876 shares of Bank Common Stock, or approximately 17.37% of the outstanding shares of Bank Common Stock.

   Abstentions (including failure to submit a proxy or appear in person at the meeting to vote) with respect to shares of Bank Common Stock will have the same effect as a vote against the approval and adoption of the Plan.

Solicitation, Voting and Revocability of Proxies


     Shares represented by all properly executed proxies received in time for the Annual Meeting will be voted at the Annual Meeting in the manner specified therein. Properly executed proxies which do not contain voting instructions will be voted in favor of the Plan and in favor of election of management's nominees for election to the Board of Directors.

     It is not expected that any matter other than those referred to herein will be brought before the Annual Meeting. If, however, other matters are properly presented for a vote, the persons named as proxies will vote in accordance with their judgment with respect to such matters, provided that no proxy that is voted against approval and adoption of the Plan will be voted in favor of any adjournment or postponement of the Annual Meeting for the purpose of soliciting additional proxies.


   The grant of a proxy on the enclosed form does not preclude a stockholder from voting in person at the Annual Meeting. A stockholder may revoke a proxy at any time prior to its exercise by filing with the Secretary of the Bank a duly executed revocation of proxy, by submitting a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting in person at Annual Meeting. Attendance at the Annual Meeting will not, by itself, constitute revocation of a proxy.

   YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WITH RESPECT TO THE PLAN WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE APPROVAL AND ADOPTION OF THE PLAN. PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF, IN THE MANNER DESCRIBED ABOVE.

     The Bank will bear the cost of the solicitation of proxies in connection with the Annual Meeting. In addition to solicitation by mail, the directors, officers and employees of the Bank may solicit proxies by telephone, telefacsimile or in person. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of stock held of record by such persons, and the Bank will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. The Bank may retain a professional proxy solicitor to assist in the solicitation of proxies for the Annual Meeting. If such a solicitor is engaged, the Bank expects that it will pay a fee of approximately $3,000, plus expenses, for such services.

                              ELECTION OF DIRECTORS

Directors


     The Bank's Bylaws authorize the Board of Directors to fix the number of directors to be elected each year, provided that such number may not be less than 5 nor more than 25. In accordance with the Bylaws, the Board of Directors has fixed the number of directors to be elected at 10. In accordance with applicable provisions of the NJBA, all of the Directors of the Bank are elected annually for one (1) year terms. Cumulative voting is not permitted in the election of Directors.

   The Board of Directors of the Bank held thirteen meetings of the full Board during 1996. Barry M. Abelson was the only Director who attended fewer than seventy-five (75%) of the aggregate of all Board meetings and all meetings of committees of the Board on which said director served during 1996.


   Set forth below is certain information regarding the management's nominees to serve as directors of the Bank until the election and qualification of directors at the next Annual Meeting of the Bank. Each of the nominees to the Board have served on the Board since the dates indicated below, except for Mr. Brown who is a new candidate for election to the Board.

Name                                                Age        Director Since
----                                                ---        --------------
Barry M. Abelson...........................         50              1994
Thomas V.G. Brown..........................         49               --
William T. Carson, Jr......................         64              1987
John J. Gallagher, Jr......................         52              1987
Gary E. Greenblatt.........................         47              1994
Richard A. Hocker..........................         50              1987
James R. Iannone...........................         49              1996
Joseph A. Maressa, Sr......................         73              1993
Charles E. Sessa, Jr.......................         38              1994
Kyle W. Will...............................         72              1992

      Richard A. Hocker is a co-founder of the Bank, has served as Chairman of the Board since its inception and was appointed Chief Executive Officer in February 1994. He is currently a Senior Partner and a substantial owner of Penn Capital Management, Inc., an investment advisory firm located in Cherry Hill, NJ. This firm provides certain services to Covenant. See "CERTAIN INFORMATION REGARDING THE BANK -- Certain Transactions." Prior to founding Penn Capital Management, Inc. in 1987, Mr. Hocker was Senior Portfolio Manager and part owner of Delaware Management Company, a Philadelphia based mutual fund group and investment advisory firm. Mr. Hocker also serves as a Director of Bedminster Bioconversion Corporation, a company which designs, develops and operates commercial waste processing facilities. Mr. Hocker is also a member of the Board of Trustees of the Valley Forge Military Academy and College, and a member of the Board of Trustees of the West Jersey Health and Hospital Foundation.

      John J. Gallagher, Jr. is a co-founder of the Bank and has served as Vice Chairman of the Board since its inception. Mr. Gallagher serves as the Chairman of the Board of the Gallagher Group. The Gallagher Group consists of several companies, all involved in various business activities relating to insurance and financial services, including Gallagher Associates, Inc., which provides certain services to the Bank. See "CERTAIN INFORMATION REGARDING THE BANK -- Certain Transactions." Mr. Gallagher is Chairman of the Board of the Valley Forge Military Academy and College and also Chairman of the Maria Foundation and the Camden County Workforce Investment Board.

     Charles E. Sessa, Jr. was appointed President of the Bank in February, 1994. He has played a pivotal role in expanding the Bank from a $50 million institution with one personal banking center to a $415 million institution with fifteen personal banking centers and a five-star rating by Bauer Financial Reports. He joined the Bank in 1991 as Senior Vice President, Chief Financial Officer and Treasurer, and was responsible for financial reporting, treasury, financial planning and mergers and acquisitions activity. Prior to joining Covenant, Mr. Sessa was Senior Vice President and Chief Financial Officer for Empire Savings Bank, Hammonton, NJ, where he had worked since 1987. Mr. Sessa began his career with Peat Marwick as a CPA. Mr. Sessa serves as a member of the Board of Trustees of Cooper Health System, where he serves as Chairman of the Finance Committee, and is a member and secretary of the Rowan College Foundation Board of Directors.

      Barry M. Abelson, Esquire, has been a partner in the law firm of Pepper, Hamilton & Scheetz LLP, Philadelphia, Pennsylvania since May, 1992. Pepper, Hamilton & Scheetz LLP, acts as counsel to the Bank in connection with certain matters. See "CERTAIN INFORMATION REGARDING THE BANK -- Certain Transactions." Prior to joining Pepper, Hamilton & Scheetz LLP, Mr. Abelson had been a partner in the law firm of Braemer Abelson & Hitchner, Philadelphia, Pennsylvania (and its predecessor firms). Mr. Abelson has been a director of Intelligent Electronics, Inc., a reseller of microcomputers and related products and services, since 1989, and of XLConnect Solutions, Inc., an information technology services provider, since 1996.

   Thomas V.G. Brown is currently a private investor with interests in banks, railroads and manufacturing. He was the head of High Yield Sales, Trading and Research at Nomura Securities, from 1994 to 1996, and prior thereto he was a Senior Vice President with Donaldson, Lufkin & Jenrette for seventeen years. Mr. Brown serves as director of the Naugatuck Railroad Company and Bedminster Bioconversion Corporation where he also serves on the Audit Committee. Mr. Brown also serves as a volunteer financial advisor to several non-profit organizations.

     William T. Carson, Jr., Secretary of the Bank, is the retired President of Sullivan-Carson, Inc., a textile business he co-founded. Mr. Carson is presently the President of William Carson Company, a consulting firm. Mr. Carson is also a Vice President of Covenant. In addition, Mr. Carson's business affiliations include positions as a director and owner of a retail beverage and liquor company, a director of MedQuist, Inc. (a provider of healthcare information services), a member of the Board of Trustees of the Coriell Institute for Medical Research and a member of the Executive Advisory Council of Rutgers University School of Business.


     Gary E. Greenblatt, Esquire, is an attorney with the law firm of Greenblatt and Greenblatt, with offices in Vineland, New Jersey, and is an adjunct professor of communications law at Rowan University of New Jersey. He is also Chairman of RE/MAX Realty Group. Mr. Greenblatt was Co-Chairman of Landis Savings Bank, S.L.A. prior to its acquisition by the Bank in September, 1994. Mr. Greenblatt is also a Vice President of the Bank.


   James R. Iannone is a realtor with Freda Real Estate, and was Chairman of 1st Southern State Bank prior to its acquisition by the Bank in September, 1996. In addition, Mr. Iannone is City Commissioner and heads the Department of Public Safety of Sea Isle City, New Jersey. He is also Commissioner of the South Jersey Transportation Authority.

      Joseph A. Maressa, Sr., Esquire, is the senior partner of the law firm Maressa, Goldstein, Birsner, Patterson, Drinkwater & Oddo, which acts as counsel for the Bank. See "CERTAIN INFORMATION REGARDING THE BANK -- Certain Transactions." Mr. Maressa was Chairman of New Jersey Savings and Loan Association prior to its acquisition by the Bank in June, 1993. In addition, Mr. Maressa's business affiliations include partnership interests in Harbor Builders and Senior Citizens Apartments. He is also Chairman of the Board of Trustees for Kennedy Memorial Hospitals -- University Medical Center, as well as a Trustee of the University of Medicine and Dentistry of New Jersey.

     Kyle W. Will has served as President and Chief Executive Officer of Delaware Valley Liebert, Inc., since 1985. Delaware Valley Liebert, Inc. designs, assembles and services computer room, environmental and power systems. Mr. Will is a member of the Executive Committee of the Board of Directors of West Jersey Health System.


Committees of the Board

   The standing committees of the Board of Directors of the Bank during 1996 were the Executive Committee, the Board Loan Committee, the Audit Committee, the Nominating Committee, the Compensation Committee and the Stock Option Committee.

   The Audit Committee serves as the principal liaison among the Board of Directors, the Bank's independent certified public accountants and the Bank's internal auditors, in connection with the audit function. In addition, the Audit Committee makes recommendations to the Board of Directors concerning the designation of the Bank's independent certified public accountants and certain other auditing matters. The present members of the Audit Committee are Kyle W. Will (Chairman), Gary E. Greenblatt and James R. Iannone. The Audit Committee met six times during 1996. The Outsourcing Partnership, LLC, a firm engaged in the business of outsourcing the internal audit function for banks and insurance companies, provides internal audit services to the Bank.

     The Nominating Committee makes recommendations to the Board of Directors with respect to qualifications and nominations of directors. The present members of the Nominating Committee are William T. Carson, Jr. (Chairman), Richard A. Hocker, Gary E. Greenblatt and Kyle W. Will. The Nominating Committee met three times during 1996. The Nominating Committee will consider nominees recommended by stockholders for future recommendations to the Board of Directors of the Bank (or the Board of Directors of the Holding Company, following the Reorganization). Such stockholders' recommendations with respect to the Annual Meeting of Stockholders in 1998 should be made in writing no later than January 1, 1998 addressed to the Nominating Committee, Covenant Bank, 18 Kings Highway West, Haddonfield, New Jersey 08033, Attention: William T. Carson, Jr.


     The Compensation Committee makes recommendations to the Board of Directors with respect to compensation of members of the Bank's officer group. The members of the Compensation Committee are Joseph A. Maressa, Sr. (Chairman), Richard A. Hocker, John J. Gallagher, Jr., Barry M. Abelson and Kyle W. Will. The Compensation Committee met five times during 1996.

     The Stock Option Committee administers the Bank's Incentive Stock Option Plan and 1996 Stock Option Plan. The members of the Stock Option Committee are Joseph Maressa, Sr. (Chairman), Barry M. Abelson and Kyle W. Will. The Stock Option Committee met four times during 1996.

Compensation of Directors

     Mr. Hocker, Mr. Gallagher and Mr. Sessa received no additional compensation for their services as director of the Bank in 1996. All other employee-directors received an annual retainer of $5,400, and all non-employee directors received an annual retainer of $8,400, for services on the Board of Directors of the Bank in 1996.

     John J. Gallagher, Jr., Vice Chairman of the Board, received $48,400 for serving as a Vice President of the Bank in 1996. William T. Carson, Jr. and Gary
E. Greenblatt also served as Vice Presidents of the Bank, for which they received salaries in 1996 of $30,000 and $20,000, respectively. James Iannone began service as a Vice President of the Bank in September, 1996, and received compensation of $4,462 for such service in 1996.

                               THE REORGANIZATION

General

     The Board of Directors of the Bank has unanimously approved the Plan, which provides for the Reorganization of Covenant into a holding company structure. The following description of the material aspects of the proposed Reorganization, including the principal terms of the Plan, is qualified in its entirety by reference to the full text of the Plan, attached to this Proxy Statement as Annex A and incorporated herein by reference. Stockholders of the Bank are encouraged to read the Plan in its entirety.


     The Holding Company was formed as a New Jersey corporation in February of this year to serve as the holding company for the Bank following the Reorganization. Pursuant to the Plan, the Holding Company will acquire all of the issued and outstanding shares of Bank Common Stock, Bank Series A Preferred Stock and Bank Series B Preferred Stock, and will issue in exchange therefor an equal number of shares of Holding Company Common Stock, Holding Company Series A Preferred Stock and Holding Company Series B Preferred Stock, respectively. As a result, the Bank will become a wholly-owned subsidiary of the Holding Company, and the stockholders of the Bank will become stockholders of the Holding Company. Following the Reorganization, the Bank will conduct its business in the same manner as it conducted business prior to the Reorganization.


Reasons for the Reorganization; Recommendations of the Boards of Directors

   The Board of Directors of the Bank has determined that the reorganization of the Bank into a holding company structure is in the best interest of the Bank and its shareholders. In making this determination, the Board considered, among other factors, the following benefits that a holding company structure would be expected to yield:

     o facilitation of possible acquisitions of other financial institutions, and flexibility with respect to possible acquisitions of different types of financial institutions;


     o elimination of adverse tax consequences with respect to stock repurchases, relating to recapture of bad debt reserve deductions of the Bank under Section 593 of the Internal Revenue Code of 1986, as amended (the "Code"). The Board of Directors has not approved any specific stock repurchases at this time. Stock repurchases by the Holding Company will be subject to restriction under New Jersey and federal law (see "SUPERVISION AND REGULATION -- Limits on Dividends and Other Payments");


     o    permissibility of a staggered board of directors;


     o modern corporations code as principal corporate law governing the Holding Company, reducing the burden of provisions under the New Jersey Banking Act regarding the Bank's charter, capital stock and governance.


   FOR THE FOREGOING REASONS, THE BOARD OF DIRECTORS OF THE BANK BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE PLAN AND THE REORGANIZATION CONTEMPLATED THEREBY, AND RECOMMENDED THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN.

Structure of the Reorganization


     Subject to the terms and conditions of the Plan, and in accordance with the New Jersey Banking Act, at the Effective Time (as defined below) the Holding Company will acquire all of the issued and outstanding shares of stock of the Bank. Holders of Bank Common Stock, Bank Series A Preferred Stock and Bank Series B Preferred Stock will receive in exchange therefor an equal number of shares of Holding Company Common Stock, Holding Company Series A Preferred Stock and Holding Company Series B Preferred Stock, respectively. The terms of such Holding Company Stock will be substantially identical to the terms of the corresponding shares of Bank Stock. See "DESCRIPTION OF HOLDING COMPANY SECURITIES AND COMPARISON OF SHAREHOLDER RIGHTS."

     The Reorganization will become effective at the date and time that the New Jersey Department of Banking (the "Department of Banking") endorses its approval on the Plan or the date specified in such endorsement as the effective time of the Reorganization (the date and time of such endorsement or such later effective date and time, the "Effective Time").

Treatment of Outstanding Options and Other Rights

     Effective as of the Effective Time, the Holding Company will assume the Bank's Incentive Stock Option Plan, the Bank's 1996 Stock Option Plan for Officers and Non-Employee Directors and the Bank's Employee Stock Purchase Plan (collectively, the "Plans"), and all rights under such Plans to acquire shares of Bank Common Stock will be converted into and become rights to acquire Holding Company Common Stock.

Share Certificates

     As of the Effective Time, all certificates representing shares of Bank Common Stock, Bank Series A Preferred Stock or Bank Series B Preferred Stock, other than Dissenters' Shares, shall automatically and without any action on the part of the holder thereof be converted into and be deemed to represent shares of Holding Company Common Stock, Holding Company Series A Preferred Stock and Holding Company Series B Preferred Stock, respectively. There will be no need for stockholders to surrender their certificates representing shares of Bank Stock for exchange.

Required Regulatory Approvals

     The Reorganization is subject to the approval of the FRB under the BHC Act. In determining whether to grant its approval for the Reorganization, the BHC Act requires the FRB to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal stockholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended ("CRA"), the FRB must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Applicable Federal law provides for the publication of notice and public comment on applications filed with the FRB and authorizes such agency to permit interested parties to intervene in the proceedings. Following receipt of FRB approval, a waiting period of at least 15 days will be required prior to consummation of the Reorganization, during which time applicable law provides that the Reorganization may be challenged on antitrust grounds by the United States Justice Department.


     The  Reorganization  is also  subject  to the  approval  of the New  Jersey
Department  of  Banking  under  the  NJBA,   which  will  evaluate  whether  the
transaction is in the public interest.

     Applications requesting the approvals of the FRB and the Department of Banking, respectively, have been submitted, and the Bank knows of no reason that such approvals will not be forthcoming. All regulatory approvals are expected to be received by the end of the second calendar quarter of 1997.



Termination or Amendment


     The Plan may be terminated at any time by the Bank, and may be amended at any time by agreement of the Bank and the Holding Company either before or after the stockholders' vote on the Plan. No amendment to the Plan will be made which changes the consideration receivable by stockholders in the Reorganization without the further approval of the stockholders.


Accounting Treatment


     The Reorganization will be accounted for as a combination of entities under common control ("as-if pooling of interests"). Accordingly, there will be no change in the historical basis of the assets, liabilities and stockholders' equity of the Bank, which will be carried forward at their previously recorded amounts, and no goodwill or intangible assets will be created.

Federal Income Tax Consequences

   The federal income tax discussion set forth below is included for general information only. It may not be applicable to certain classes of taxpayers, including insurance companies, securities dealers, financial institutions, foreign persons and persons who acquired Bank Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation. Stockholders are urged to consult their own tax advisor as to the specific tax consequences to them of the Reorganization, including the applicability and effect of federal, state, local and other tax laws.


     Pepper, Hamilton & Scheetz LLP has delivered its opinion that the Reorganization will be treated for federal income tax purposes as a tax free exchange under Section 351 of the Code, and that, accordingly, for federal income tax purposes: (i) no gain or loss will be recognized by the Bank or the Holding Company as a result of the Reorganization; (ii) no gain or loss will be recognized by the stockholders of the Bank who exchange their shares of Bank Stock solely for shares of Holding Stock pursuant to the Reorganization; (iii) the tax basis of the shares of Bank Stock received by stockholders who exchange all of their shares of Bank Stock solely for shares of Holding Company Stock in the Reorganization will be the same as the tax basis of the shares of Bank Stock surrendered in exchange therefor; and (iv) the holding period of the shares of Bank Stock received in the Reorganization will include the period during which the shares of Bank Stock surrendered in exchange therefor were held, provided such shares of Bank Stock were held as capital assets at the Effective Time.



Rights of Dissenting Stockholders


      Under the provisions of the NJBA, holders of Bank Stock may exercise dissenters' rights of appraisal with respect to the Reorganization. Such rights, if properly exercised, will entitle such holders to receive a cash payment equal to the value of their shares instead of receiving shares of Holding Company Common Stock in the Reorganization. Attached as Annex B to this Proxy Statement is a copy of the text of the applicable provisions of the NJBA that prescribe the procedures for the exercise of dissenters' rights and for determining the value of their shares. Stockholders of the Bank who seek to exercise dissenters' rights must carefully follow the procedure described in such provisions of the NJBA. The following summary of such provisions is qualified in its entirety by reference to such statutory provisions.

     The Reorganization may be terminated at the sole option of the Bank if dissenters' rights are exercised with respect to more than 5% of the issued and outstanding shares of Bank Stock.

     A stockholder electing to dissent from the Plan and demand payment for his shares must file with the Bank prior to the Annual Meeting a written notice of such dissent, stating that such stockholder intends to demand payment for his shares if the Plan becomes effective, and must not vote in favor of the Plan at the Annual Meeting. Submission of a proxy indicating a vote against the Plan does not constitute the required notice of dissent, which must be separately given prior to the Annual Meeting.

     Within 10 days after the date on which the Plan is approved by the stockholders of the Bank, the Bank will give notice of such approval by certified mail to each stockholder who has filed a written notice of dissent as provided above, except any who voted for or consented in writing to the Plan. Within 20 days after the mailing of such notice, a dissenting stockholder must make written demand on the Bank for the payment of the fair value of his shares. Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and other rights of a dissenting stockholder under the NJBA. A stockholder may not dissent as to less than all of the shares owned beneficially by him. The fair value of the shares held by a dissenting stockholder shall be determined as of the day before the Annual Meeting. In determining such fair value, there shall be excluded any appreciation or depreciation in value resulting from the consummation of the Plan.


     Not later than 20 days after demanding payment for his shares as provided in the immediately preceding paragraph, the dissenting stockholder must submit the certificates representing his or her shares to the Bank for notation thereon that such demand has been made, whereupon such certificates shall be returned to such stockholder. If shares represented by such certificates shall be transferred, each new certificate shall bear similar notation and a transferee of such shares shall acquire no rights other than those which the original dissenting stockholder had.

     Within 10 days after expiration of the period within which stockholders may make written demand as provided above or 10 days after the Plan becomes effective, whichever is later, the Bank will be required to mail to each dissenting stockholder the balance sheet and the surplus statement of the Bank as of the latest available date, and a profit and loss statement for not less than a 12-month period ended on the date of such balance sheet. The Bank may accompany such mailing with a written offer to pay each dissenting stockholder a specified price deemed by the Bank to be the fair value for the shares.


     If, not later than 30 days after the expiration of the 10-day period provided above, the fair value of the shares is agreed upon between the dissenting stockholder and the Bank, payment therefore shall be made upon surrender of the certificates representing such shares. If the fair value of such shares is not agreed upon within such 30-day period, the dissenting stockholder may serve upon the participation bank a written demand that it commence an action in the Superior Court for the determination of such fair value. Such demand must be served not later than 30 days after the expiration of the above 30-day period and such action shall be commenced by the Bank not later than 30 days after receipt of such demand. If the Bank fails to commence such action within such time period, the dissenting stockholder may do so in the name of such Bank but not later than 60 days after the expiration of the time in which the Bank may commence such action. A judgment for the payment of the fair value of shares shall be payable upon surrender to the Bank of the certificates representing such shares.

   The right of a dissenting stockholder to be paid the fair value of his shares shall cease if: (a) such stockholder shall fail to present his certificates for notation as provided above, unless a court shall otherwise direct; (b) such stockholder's demand for payment is withdrawn with the written consent of the Bank; (c) the fair value of the shares is not agreed upon as provided in the Act and no action for the determination of fair value by the Superior Court is commenced within the time provided in the Act; (d) the Superior Court determines that the stockholder is not entitled to payment for his or her shares; (e) the Plan is abandoned, rescinded, or otherwise terminated; or (f) a court having jurisdiction permanently enjoins or sets aside the Reorganization. In any such event, the rights of the dissenting stockholder as a stockholder shall be reinstated.

                     CERTAIN INFORMATION REGARDING THE BANK

General



     Financial statements of the Bank and information regarding the Bank's business and operations and certain other matters is included in the Bank's Annual Report on Form F-2 (Amendment No. 2 filed with the FDIC on April 29,
1997), a copy of which is attached hereto as Annex C and incorporated herein by reference.



Management of the Bank

     Set  forth  below  are  the  names,   ages,  current  positions  and  brief
descriptions of business experience over the past five years of the executive officers of the Bank.

Name [Age]                   Current Position                            Business Experience
----------                   ----------------                            -------------------

Richard A. Hocker            Chairman and Chief Executive Officer        See "ELECTION OF DIRECTORS -- Directors."
[50]

Charles E. Sessa, Jr.        President                                   See "ELECTION OF DIRECTORS -- Directors."
[38]

Kenneth R. Mancini, Jr.      Executive Vice President and                Joined the Bank in June, 1993;
[50]                         Senior Credit Officer                       prior thereto, Vice President of
                                                                         Meritor Savings Bank,
                                                                         managing the Business
                                                                         Development Division and the
                                                                         Commercial Lending Department.


J. William Parker, Jr.      Senior Vice President, Chief                 Joined the Bank in April, 1994;
[38]                        Financial Officer and Treasurer              prior thereto, Vice President/
                                                                         Comptroller of Commerce
                                                                         Bank, N.A., Cherry Hill,
                                                                         managing the accounting
                                                                         division for Commerce
                                                                         Bancorp, Inc. and subsidiaries.


Eugene D. D'Orazio, Jr.     Senior Vice President and                    Joined the Bank in January, 1995;
[34]                        Chief Operating Officer                      prior thereto, Group Manager
                                                                         (1987-1992),  District Operations
                                                                         Officer (1992-1993), Senior Credit
                                                                         Administrator (1993-1994) and
                                                                         District Manager (September, 1994 -
                                                                         January, 1995) for Midlantic Bank, N.A.

Executive Compensation

  Executive Compensation Summary.

   The following table sets forth the compensation paid by the Bank for the years ended December 31, 1996, 1995 and 1994 to its Chief Executive Officer and each of the other executive officers of the Bank whose annual salary and bonus totaled in excess of $100,000 in 1996.


                                        Summary Compensation Table

                                                   Annual Compensation                        Long-Term Compensation
                                                   -------------------                        ----------------------
Name and                                                               Other Annual        Number of         All Other
Principal Position                   Year      Salary        Bonus    Compensation(1)     Options(2)     Compensations(3)
------------------                   ----      ------        -----    ---------------     ----------     ----------------

Richard A. Hocker                    1996      $127,029      $60,000      $  *               31,800             $1,479
Chief Executive Officer              1995       100,961       50,000         *               31,961(4)             381
                                     1994        50,000       52,500         *               16,398                  0

Charles E. Sessa, Jr.                1996      $163,134      $50,000      $  *               26,500             $2,373
President                            1995       133,227       37,500         *               34,886(4)             467
                                     1994       117,715       35,000         *               19,322                  0

Kenneth A. Mancini, Jr.              1996      $119,318      $21,000      $  *               10,070              $ 911
Executive Vice                       1995       115,001       15,000         *               19,300(4)             203
 President and Senior                1994       106,680       22,000         *               10,304                  0
 Credit Officer

J. William Parker, Jr.               1996      $ 89,351      $15,000      $  *                7,950             $1,204
Senior Vice President, Chief         1995        84,482        8,500         *               11,059(4)             303
 Financial Officer and Treasurer     1994        56,163       14,125         *                3,863                  0

Eugene D. D'Orazio, Jr.              1996      $ 90,654      $11,000      $  *                6,360             $1,528
Senior Vice President and            1995        77,385       11,000         *                5,981                303
 Chief Operating Officer             1994          N/A         N/A           *                  N/A                N/A


----------

*  Amounts do not exceed 10% of total annual salary and bonus or $50,000.

(1) Represents perquisites and other personal benefits paid for by the Bank including car allowances or leased vehicles, group term life insurance, special life insurance, and value of the difference between the market value at the time of purchase under the Bank Employee Stock Purchase Plan and the amount paid by the employee.


(2) Numbers of option shares have been adjusted to reflect stock dividends on Bank Common Stock through December 31, 1996.


(3) Represents allocations to accounts of executive officers under the Bank's 401(k) Plan ("401(k)"). On October 1, 1995, the Bank established the 401(k) for all eligible employees. The Bank matches 25% of each employee's pre-tax contributions, up to 6% of the employee's pre-tax salary. The Bank's contribution vests to the employee ratably over a five-year period.

(4) Includes with respect to Messrs. Hocker, Sessa, Mancini and Parker options to acquire 16,398 shares, 19,322 shares, 10,304 shares and 3,863 shares, respectively, originally issued in 1994 and repriced in February, 1995, as adjusted for stock dividends on Bank Common Stock through December 31, 1996.

   The following table presents certain additional information with respect to grants of stock options pursuant to Covenant's Incentive Stock Option Plan and 1996 Stock Option Plan, during the year ended December 31, 1996, to the named executive officers reflected in the Summary Compensation Table:


                                        Option/SAR Grants in 1996

                                                                Individual Grants
                                                                -----------------

                                                % of Total
                                                  Options
                                                Granted to        Exercise or
                                  Options      Employees in       Base Price       Expiration        Grant Date
Name                            Granted(1)      Fiscal Year      Per Share (1)        Date        Present Value(2)
----                            ----------      -----------      -------------        ----        ----------------

Richard A. Hocker                 31,800            22%             $12.12          11/21/2006        $186,348
Charles E. Sessa, Jr.             26,500            19%             $12.12          11/21/2006        $155,290
Kenneth R. Mancini, Jr.           10,070             7%             $12.12          11/21/2006        $ 59,010
J. William Parker, Jr.             7,950             6%             $12.12          11/21/2006        $ 46,587
Eugene D. D'Orazio, Jr.            6,360             4%             $12.12          11/21/2006        $ 37,270


----------

(1) The number of shares subject to options granted in 1996 and the exercise prices with respect thereto have been adjusted in accordance with the terms of such options to reflect a 6% stock dividend issued by the Bank on its Common Stock in December, 1996.

(2) The Black-Scholes pricing model was utilized to value the options at grant date. The assumptions used are: Expected Volatility of .1534 -- an average of the prior two and one-half years from the end of 1996 of weekly volatility of the Standard and Poor's Banks Composite Index; Risk-Free Rate of Return -- 6.31%; Dividend Yield -- annualized dividend yield of 0; and Time of Exercise -- ten years.

  Option Exercises and Year-End Option Values.

   The following table presents information concerning the aggregate stock option exercises during the fiscal year ended December 31, 1996 and stock option values as of the end of 1996 for unexercised stock options held by each of the named executive officers.


                                   Aggregated Option Exercises in 1996
                                        and Year End Option Values

                                                     Number of                 Value of Unexercised
                                                Unexercised Options            In-the-Money Options/
                              Number of         at Fiscal Year End            SARs at Fiscal Year End
                               Shares           ------------------            -----------------------
                             Acquired on     Value
Name                          Exercise     Realized    Exercisable    Unexercisable    Exercisable   Unexercisable
----                          --------     --------    -----------    -------------    -----------   -------------

Richard A. Hocker                --           --        129,365         23,150         $817,321        $56,037
Charles E. Sessa, Jr.            --           --         51,328         19,613         $288,893        $48,495
Kenneth R. Mancini, Jr.          --           --         27,143          7,688         $158,550        $19,739
J. William Parker, Jr.           --           --         12,931          6,078          $69,555        $15,630
Eugene D. D'Orazio, Jr.          --           --          7,323          5,018          $43,596        $28,000


  Compensation and Stock Option Committee's Report on Executive Compensation.

     Executive compensation consists principally of annual salary, annual bonus and stock option awards. Salaries and bonuses for executive officers other than Mr. Hocker, Chairman of the Board and Chief Executive Officer, are set by the Compensation Committee, the current members of which are Messrs. Maressa (Chairman), Hocker, Gallagher, Abelson and Will. Salary and bonus for Mr. Hocker are set by the Compensation Committee acting without Mr. Hocker present. Stock option awards are determined by the Stock Option Committee, the current members of which are Messrs. Maressa (Chairman), Abelson and Will.

     In setting each component of executive compensation, the other elements of executive compensation are taken into consideration.

     Salaries. In setting the salaries for executive officers for 1996, the Compensation Committee reviewed a number of criteria relating to the performance of the Bank generally and of each executive officer specifically during the prior fiscal year and evaluated its expectation as to each such individual's future contributions to the Bank. The salaries of the Chief Executive Officer and the other executive officers for 1996 were based on an evaluation of individual job performance and the performance of the Bank as a whole, and of the experience and responsibilities of the individual executive officer, as well as consideration of compensation programs applicable generally at financial institutions comparable to the Bank. In making its decision on salary levels, the Compensation Committee did not use any predetermined formula or assign any particular weight to any individual criteria.

     Bonuses. As an element of its compensation package for its employees (including executive officers of the Bank), the Bank has a Bonus Plan which provides that performance bonuses may be made out of a bonus pool calculated based on the Bank's income before taxes, as compared to the Bank's targeted budget for the year. Each position within the Bank is assigned a salary grade which determines the maximum bonus which could be received by an employee holding that position, as a percentage of salary. Bonus awards, within the constraints set by the amount of the bonus pool and the salary grade for a given position, are made annually after the end of each calendar year by an employee's supervisor based on the employee's performance relative to goals set for the employee for that year.

     For executive officers, bonus awards were determined in accordance with the Bonus Plan by the Compensation Committee or, in the case of bonus awards for the Chief Executive Officer, by the Compensation Committee acting without the Chief Executive Officer present. In determining the specific bonus awards for executive officers with respect to 1996, within the limits established by the Bonus Plan as described above, the Compensation Committee took into consideration executive compensation at financial institutions comparable to the Bank, the salary levels and other compensation for the individual officer, the experience  and  responsibilities  of  the  individual  executive  officer,  and individual job performance. The Compensation Committee did not use any predetermined formula or assign any particular weight to any individual criteria.

     Option Awards. The Bank's 1996 Stock Option Plan provides for the issuance of options for the purchase of the Bank's Common Stock. The purposes of the 1996 Stock Option Plan are to provide a continuing long-term incentive to those employees eligible under the Plan as a means of rewarding outstanding performance and to enable the Bank to attract and retain key personnel necessary for continued long-term growth and profitability. The 1996 Stock Option Plan is administered by the Stock Option Committee. The 1996 Stock Option Plan permits the Stock Option Committee to grant options to qualified participants. Qualified participants under the 1996 Stock Option Plan include senior officers as well as any person determined by the stock option committee to be a key employee of the Bank.

   Awards under the 1996 Stock Option Plan, including awards to executive officers, are determined by the Stock Option Committee based on a variety of factors, including the position and responsibility of the potential option recipient and the total number of options available for grant, as well as consideration of compensation programs applicable at comparable financial institutions. The Stock Option Committee seeks to use option awards to provide an incentive for continued performance, and options generally vest in three annual installments.

A principal consideration in determining option awards is to provide the greatest incentives to those with the best opportunity to impact the success of the Bank.

   Compensation Committee                   Stock Option Committee
   ----------------------                   ----------------------
   Joseph A. Maressa, Sr.                   Joseph A. Maressa, Sr.
   Richard A. Hocker                        Barry M. Abelson
   Barry M. Abelson                         Kyle W. Will
   John J. Gallagher, Jr.
   Kyle W. Will

   The Report of the Compensation and Stock Option Committees on Executive Compensation shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities and Exchange Act of 1934, and shall not otherwise be deemed filed under such Acts.

   Compensation Committee Interlocks and Insider Participation.

     The members of the Compensation Committee during 1996 were Messrs. Maressa, Hocker, Abelson, Gallagher and Will. Mr. Hocker is Chairman and Chief Executive Officer of the Bank, and he is majority owner of Penn Capital Management, Inc., which provides various investment advisory services to the Bank. Mr. Gallagher is Vice Chairman and a Vice President of the Bank, and Gallagher Associates, Inc., of which Mr. Gallagher is the majority stockholder, acts as insurance agent and consultant for the Bank. Mr. Abelson is a partner in the law firm of Pepper, Hamilton & Scheetz LLP which acts as counsel to the Bank with respect to mergers and acquisitions, securities laws and certain other matters.


  Stock Performance Comparison.


                                                          Period Ending
                                 ---------------------------------------------------------------
Index                            11/28/94   12/31/94    6/30/95   12/31/95   6/30/96    12/31/96
-----                            --------   --------    -------   --------   -------    --------
Covenant Bank                     100.00      94.24      95.56     142.86     129.66     163.21
Nasdaq - Total US                 100.00     100.89     125.81     142.68     161.53     175.51
Banks (under $500M)               100.00      99.85     114.01     136.60     151.22     175.82
Thrifts (Mid-Atlantic)            100.00     101.43     126.75     149.56     158.82     204.56


  Certain Agreements.

     The Bank has entered into Agreements with Messrs. Hocker and Sessa which provide for certain benefits upon termination of employment. If termination of employment occurs within two years following a "Change in Control" (as defined below), the employee is entitled under these Agreements to the benefits described below unless such termination of employment is because of the employee's death. If a Change of Control has not occurred within two years prior to the date of termination of employment, the employee is entitled to the benefits described below unless such termination of employment is (i) because of the employee's death, (ii) by the Bank for "Cause" (as defined below) or (iii) by the employee other than for "Good Reason" (as defined below).

     In addition, the Bank has entered into Agreements with Messrs. Mancini, Parker and D'Orazio which provide for certain benefits upon termination of employment within two years following a Change in Control, unless such termination is (i) because of the employee's death, (ii) by the Bank for Cause, or (iii) by the employee other than for Good Reason.

     The benefits provided under the Agreements, if applicable as set forth above, are as follows: (i) the Bank shall pay to the employee his full base salary through the date of termination at the rate in effect at the time notice of termination is given in accordance with the Agreement, plus all other amounts to which the employee is entitled under any compensation plan of the Bank, in each case without giving effect to any reduction in salary or benefits which would constitute Good Reason pursuant to the Agreement, at the time such payments are due; (ii) the Bank shall pay to the employee a lump sum severance payment equal to the employee's annual rate of base salary (in the case of Messrs. Mancini, Parker and D'Orazio) or two times the employee's annual rate of base salary (in the case of Messrs. Hocker and Sessa) in effect at the time notice of termination is given (without giving effect to any reduction in salary which would constitute Good Reason); (iii) the Bank shall provide continued uninterrupted health care coverage to the employee substantially comparable to (and no less beneficial to employee than) that in effect at the time notice of termination is given (without giving effect to any reduction in benefits which would constitute Good Reason), for a period of one year (in the case of Messrs. Mancini, Parker and D'Orazio) or two years (in the case of Messrs. Hocker and Sessa) following the date of termination; and (iv) vesting and exercisability of all options granted to the employee under the Bank's Incentive Stock Option Plan prior to the date of the Agreement, and all such options granted hereafter which shall specifically indicate in such grant that they are subject to this provision (collectively, "Covered Options") shall be accelerated to the fullest extent possible; provided, however, that in the event that any such Covered Options do not become immediately fully vested and exercisable then such Covered Options shall be canceled and in exchange therefor the Bank shall pay to the employee an amount equal to the difference (the "Spread") between the exercise price for such Covered Options and the Fair Market Value of the underlying shares of Common Stock as of the date of termination; provided, further, however, that in the event that a Change in Control or Potential Change in Control has occurred and such Change in Control would otherwise be accounted for under the "pooling of interests" method of accounting, and if such cash payment would prevent such pooling treatment, then in lieu of such cash payment the employee shall receive consideration in the same form as holders of Common Stock receive in such Change in Control, which consideration shall have a Fair Market Value equal to the Spread. For purposes hereof, "Fair Market Value" of any security shall mean the closing price of such security on the trading day immediately prior to the date of determination; provided, however, that in the event that a Change in Control or Potential Change in Control has occurred as of the date of termination, the Fair Market Value of the Bank's Common Stock shall be not less than the amount paid to holders of such Common Stock in such Change in Control.

     For purposes of these Agreements, a "Change in Control" shall have occurred if any of the following events shall occur:

          (i) the Bank is merged, consolidated or reorganized into or with another corporation or other legal person in any transaction or series of related transactions (other than a transaction to which only the Bank and one or more of its subsidiaries are parties) and as a result of such merger, consolidation or reorganization less than a majority of the combined voting power of the then-outstanding voting securities of the surviving entity or person immediately after such transaction or series of related transactions are held in the aggregate by persons or entities who were holders of voting securities of the Bank immediately prior to such transaction;

          (ii) the Bank sells all or substantially all of its assets to any other corporation or other legal person in any sale or series of related sales (other than a transaction to which only the Bank and one or more of its subsidiaries are parties); or

          (iii) any person, corporation or group of associated persons acting in concert within the meaning of Section 13(d)(3) or 4(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), excluding, for this purpose, the Bank or its subsidiaries, or any employee benefit plan of the Bank or its subsidiaries, becomes a direct or indirect beneficial owner of shares of stock of the Bank (within the meaning of Rule 13d-3 promulgated under the Exchange Act) representing an aggregate of more than 50% of the votes then entitled to be cast at an election of directors of the Bank.

     For purposes of these Agreements, a "Potential Change in Control" shall be deemed to have occurred if: (i) the Bank enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;
(ii) any person (including the Bank) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change in Control; (iii) the Board of Directors of the Bank adopts a resolution to the effect that, for purposes of the Agreement, a Potential Change in Control has occurred.

     Pursuant to these Agreements termination by the Bank of an employee's employment for "Cause" means termination: (a) upon the commission by the employee of a willful unlawful act, such as embezzlement, against the Bank which is intended to enrich the employee at the expense of the Bank or upon the employee's conviction of a felony; or (b) in the event of willful, gross neglect or willful, gross misconduct, resulting in either case in material harm to the Bank. No act, or failure to act, on an employee's part shall be deemed "willful" unless done, or omitted to be done, by the employee not in good faith and without reasonable belief that his action or omission was in the best interest of the Bank.

     For purposes of these Agreements, "Good Reason" means, without the employee's express written consent, the occurrence of any of the following circumstances unless such circumstances are fully corrected prior to the date of termination specified in the notice of termination given in respect thereof: (i) a reduction by the Bank in the employee's annual base salary or employee benefits as in effect immediately prior to such reduction; (ii) the Bank's requiring the employee to be based at a Bank office more than twenty (20) miles from the offices at which the employee is principally employed immediately prior to the date of the Agreement except for required travel on the Bank's business to an extent substantially consistent with the employee's present business travel obligations; (iii) a material reduction in the employee's position, duties or responsibilities as in effect immediately prior to such reduction;
(iv) the failure of the Bank to obtain the agreement to assume and to perform the Agreement by any successor; or (v) any purported termination of the employee's employment that is not effected pursuant to a notice of termination satisfying the requirements of the Agreement, which purported termination shall not be effective for purposes of the Agreement.


     No "Change in Control" or "Potential Change in Control" will occur under these Agreements as a result of the Reorganization. If a Change in Control had occurred within two years prior to the date hereof and the employees covered by such Agreements were terminated as of the date hereof without Cause, the severance and health insurance benefits to such employees, as outlined above, would be as follows:

                                  Severance Payment    Health Care Coverage (1)
                                  -----------------    ------------------------
Richard A. Hocker.............         $300,000               $13,264
Charles E. Sessa, Jr..........          380,000                11,828
Kenneth R. Mancini, Jr........          125,000                 3,637
J. William Parker, Jr.........           95,000                 3,637
Eugene D. D'Orazio, Jr........           93,000                 3,637

----------

(1) Calculated based on the current annual cost to the Bank of health insurance coverage for such employee.

Certain Transactions

     Set forth below are brief descriptions of certain transactions and relationships during the preceding fiscal year between the Bank, on the one hand, and the directors, executive officers and significant stockholders of the Bank (and their respective affiliates), on the other hand. The Bank believes that each of the following transactions was on terms no less favorable than could have been obtained by Covenant from non-affiliated parties.


     Richard A. Hocker, Chairman of the Board of the Bank, is Senior Partner and majority owner of Penn Capital Management, Inc., which has provided various investment advisory services to the Bank since inception, and Gallagher Associates, Inc., of which John J. Gallagher, Jr., Vice Chairman of the Board of the Bank, is the majority stockholder, has acted as insurance agent and consultant for the Bank since inception. Amounts paid by the Bank to Penn Capital Management, Inc. and Gallagher Associates, Inc., were $124,500 and $108,500, respectively, in 1996.

     Barry M. Abelson, Esquire, a member of the Board of Directors of the Bank, is a partner in the law firm of Pepper, Hamilton & Scheetz LLP, which has acted as special counsel to the Bank since 1992 with respect to mergers and acquisitions, securities laws and certain other matters. Fees paid by the Bank to Pepper, Hamilton & Scheetz LLP in 1996 did not exceed five percent of such firm's gross revenues for 1996.

     Joseph A. Maressa, Sr. is a senior partner of the law firm Maressa, Goldstein, Birsner, Patterson, Drinkwater & Oddo, which has acted as counsel to the Bank with respect to certain loan collection and work-out matters since 1993. Fees paid by the Bank to Maressa, Goldstein, Birsner, Patterson, Drinkwater & Oddo in 1996 did not exceed five percent of such firm's gross revenues in 1996.


     Any extensions of credit by the Bank to any officers, directors, five percent security holders or affiliates thereof were made in the ordinary course of business on terms substantially the same as for comparable arms-length transactions, and do not involve more than a normal risk of collectibility or other unfavorable features. The aggregate amount of such extensions of credit to any individual (and such individual's associates) has not at any time exceeded the lesser of 10% of the Bank's equity capital or $5 million, and the aggregate amount of all such extensions of credit has at no time exceeded 20% of the Bank's equity capital.


Principal Holders of Covenant Common Stock and Holdings of Management

     To the knowledge of the Bank, based solely upon a review of Forms F-7, Forms F-8 and Forms F-8A, and amendments thereto, furnished to the Bank, and representations of such persons to the Bank, no director, officer or beneficial owner of more than 10% of any class of the Bank's capital stock has failed to file on a timely basis any report required by Section 16(a) of the Securities Exchange Act of 1934, as amended.


  Security Ownership of Certain Beneficial Owners.


     The following table describes, to the Bank's knowledge, the security ownership of those persons who own beneficially more than five percent (5%) of the Bank's Common Stock as of April 11, 1997:


Name and Address                  Amount and Nature of              Percent
of Beneficial Owner              Beneficial Ownership (1)           of Class
-------------------              ------------------------           --------
Richard A. Hocker                   199,209 shares (2)                6.50%
107 E. Cottage Avenue
Haddonfield, NJ 08033

----------

(1) The information in this table is based on information furnished by the respective stockholders. Shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in such shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Includes (i) 3,995 shares owned by Mr. Hocker's wife and 1,363 shares owned in custodial and trust accounts for the benefit of Mr. Hocker's daughter, and (ii) 129,365 shares issuable under stock options exercisable currently or within 60 days by Mr. Hocker.

  Security Ownership of Directors and Directors and Officers as a Group.


     The following table describes the security ownership of each director, each executive officer named in the Summary Compensation Table, and all directors and executive officers as a group as of April 11, 1997:



                                                                    Series A                   Series B
                                      Common Stock              Preferred Stock            Preferred Stock
                                      ------------              ---------------            ---------------

                                  Amount(1)   Percent       Amount(1)     Percent       Amount(1)      Percent
                                  ---------   -------       ---------     -------       ---------      -------
Directors:
Barry M. Abelson ..........       4,213(2)        * %         --            -- %            800             * %
Thomas V.G. Brown .........       2,729           *          7,000         5.06            --               --
William T. Carson, Jr .....      49,824(3)      1.68         3,000         2.17           2,000           1.24
John J. Gallagher, Jr .....      66,600(4)      2.25         4,000(5)      2.89           6,046(6)        3.74
Gary E. Greenblatt ........      29,482(7)      1.00          --             --             272(8)        *
Richard A. Hocker .........     199,209(9)      6.50         5,000(10)     3.62          37,000(11)      22.88
James R. Iannone ..........      58,862(12)     2.00         --             --            --              --
Joseph Maressa, Sr ........      41,131(13)     1.40          --             --           4,000           2.47
Charles E. Sessa, Jr ......      55,727(14)     1.87          --             --             440           *
Kyle W. Will ..............       4,897(15)       *          2,000         1.45%          2,000           1.24

Named Executive Officers
Kenneth R. Mancini, Jr ....      27,873(16)       *           --             --             300           0.19
J. William Parker, Jr .....      13,569(17)       *           --             --             320(18)       *
Eugene D. D'Orazio, Jr ....       7,760(19)       *           --             --             148           *
All directors and executive
  officers as a group
  (13 Persons) ............     561,876(20)    17.37%       21,000        15.18%         53,326          32.98%



----------
* indicates less than 1%

(1) The information in this table is based on information furnished by the respective stockholders. Shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in such shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Includes 3,534 shares issuable under stock options exercisable currently or within 60 days by Mr. Abelson.

(3) Includes 28,276 shares issuable under stock options exercisable currently or within 60 days by Mr. Carson.


(4) Includes (i) 3,320 shares owned by Mr. Gallagher's wife, with respect to which beneficial ownership is disclaimed, 25,928 shares owned jointly with Mr. Gallagher's wife, 678 shares owned by his son and 320 shares owned in a custodial account for the benefit of Mr. Gallagher's daughter; (ii) 6,825 shares owned by Gallagher Associates Pension Trust Fund, in which Mr. Gallagher is a participant and as to which beneficial ownership is disclaimed; and (iii) 29,529 shares issuable under stock options exercisable currently or within 60 days by Mr. Gallagher.

(5) Includes 2,000 shares owned by Gallagher Associates Pension Trust Fund, in which Mr. Gallagher is a participant and as to which beneficial ownership is disclaimed and 2,000 shares owned jointly with Mr. Gallagher's wife.

(6) Includes (i) 2,660 shares owned by Gallagher Associates Pension Trust Fund, in which Mr. Gallagher is a participant and as to which beneficial ownership is disclaimed, (ii) 25 shares owned by Mr. Gallagher's wife, as to which beneficial ownership is disclaimed and (iii) 3,361 shares owned jointly with Mr. Gallagher's wife.


(7) Includes (i) 3,149 shares owned by Mr. Greenblatt's wife, as to which beneficial ownership is disclaimed, and 531 shares in a custodial account for the benefit of Mr. Greenblatt's daughter; and (ii) 1,097 shares issuable under stock options exercisable currently or within 60 days by Mr. Greenblatt.

(8) Shares owned by Mr. Greenblatt in a custodial account for the benefit of Mr. Greenblatt's daughter.

(9) Includes (i) 3,995 shares owned by Mr. Hocker's wife, as to which beneficial ownership is disclaimed, and 1,363 shares owned in a custodial account for the benefit of Mr. Hocker's daughter; and (ii) 129,365 shares issuable under stock options exercisable currently or within 60 days by Mr. Hocker.

(10) Includes 1,725 shares owned by Mr. Hocker's wife, as to which beneficial ownership is disclaimed.

(11) Includes 800 shares owned by Mr. Hocker's wife, as to which beneficial ownership is disclaimed.

(12) Includes (i) 25,138 shares as to which Mr. Iannone holds the power to vote pursuant to a power of attorney; and (ii) 1,724 shares owned in a custodial account for the benefit of Mr. Iannone's daughters.

(13) Includes 3,534 shares issuable under stock options exercisable currently or within 60 days by Mr. Maressa.


(14) Includes (i) 22 shares held by Mr. Sessa's wife in a custodial account for the benefit of Mr. Sessa's son; and (ii) 51,328 shares issuable under stock options exercisable currently or within 60 days by Mr. Sessa.


(15) Includes 3,534 shares issuable under stock options exercisable currently or within 60 days by Mr. Will.

(16) Includes 27,143 shares issuable under stock options exercisable currently or within 60 days by Mr. Mancini.

(17) Includes 12,931 shares issuable under stock options exercisable currently or within 60 days by Mr. Parker.

(18) Shares owned by Mr. Parker in a custodial account for the benefit of Mr. Parker's daughters.

(19) Includes 7,323 shares issuable under stock options exercisable currently or within 60 days by Mr. D'Orazio.

(20) Includes 297,594 shares issuable under stock options which are currently exercisable or become exercisable within 60 days.

                CERTAIN INFORMATION REGARDING THE HOLDING COMPANY

General

     The Holding Company was incorporated under the laws of New Jersey on February 13, 1997 at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the outstanding shares of Bank Stock. The Holding Company has not yet engaged in business activity. The Holding Company has no current plans to engage in any activities other than acting as a holding company for the Bank Stock.

     The Holding Company owns no properties and therefore, as necessary, will use the Bank's existing premises, facilities and personnel. The Holding Company's needs in this regard are expected to be minimal[, and the Holding Company will reimburse the Bank for such expenses, determined in accordance with generally accepted accounting principles]. The Holding Company's offices will be located in the Bank's offices at 18 Kings Highway West, Haddonfield, New Jersey. Accordingly, the Holding Company does not contemplate any substantial expenditures for equipment, plant or personnel in the foreseeable future.

Dividend Policy

     As noted above, the Bank has never paid a cash dividend on its outstanding shares of Bank Common Stock, and no change in this policy is contemplated by the Holding Company with respect to the Holding Company Common Stock following the Reorganization for the foreseeable future. Following the Reorganization, the ability of the Holding Company to pay cash dividends with respect to the Holding Company Common Stock and Holding Company Preferred Stock will be dependent on the payment of dividends to the Holding Company by the Bank. The ability of the Bank to pay such dividends to the Holding Company is restricted under applicable law. See "DESCRIPTION OF HOLDING COMPANY SECURITIES AND COMPARISON OF STOCKHOLDERS' RIGHTS -- Comparison of Stockholders' Rights -- Dividends."

Management and Operations After the Reorganization

     The Board of Directors of the Holding Company upon the effectiveness of the Reorganization initially will be comprised of ten (10) members, divided into three classes serving for three-year staggered terms, as follows:

        Director                                              Term to Expire
        --------                                              --------------

   Barry M. Abelson.........................................        1998
   Thomas V.G. Brown........................................        1998
   Charles E. Sessa, Jr.....................................        1998
   Kyle W. Will.............................................        1998

   William T. Carson, Jr....................................        1999
   Gary E. Greenblatt.......................................        1999
   Richard A. Hocker........................................        1999

   John J. Gallagher, Jr....................................        2000
   James R. Iannone.........................................        2000
   Joseph A. Maressa, Sr....................................        2000

     Approval of the Reorganization by the shareholders of the Bank at the Annual Meeting will be deemed to constitute the election of the above directors as the directors of the Holding Company at the Effective Time. Each of the above designees to the Holding Company Board of Directors currently serves as a member of the Board of Directors of the Bank. See "ELECTION OF DIRECTORS -- Directors" for additional information regarding such Directors.

     The officers of the Holding Company upon consummation of the Reorganization will be as follows:


   Name                                  Position
   ----                                  --------
   Richard A. Hocker..................   Chairman of the Board and Chief Executive Officer
   Charles E. Sessa, Jr...............   President
   J. William Parker, Jr..............   Senior Vice President, Chief Financial Officer and Treasurer
   William T. Carson, Jr..............   Secretary


     For  additional   information   regarding  these  officers,   see  "CERTAIN
INFORMATION REGARDING THE BANK -- Management."

     The Board of Directors, officers and employees of the Bank will not change as a result of the Reorganization. Following the Reorganization, the Bank will keep its existing name and office locations, and will continue to carry on its business in the same manner as before the Reorganization.


                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under federal and state law. These requirements and restrictions affect or will affect virtually all aspects of the operation of the Bank and, upon consummation of the Reorganization, the Holding Company. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of financial institutions, protection of the federal deposit insurance system or protection of consumers or classes of consumers, rather than the specific protection of stockholders of banks or bank holding companies. To the extent that the following discussion describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation. Any change in applicable laws, regulations or policies of various regulatory authorities may have a material effect on the business, operations and prospects of the Holding Company or the Bank.

Holding Companies -- Generally


     The Holding Company, upon becoming a bank holding company, will be subject to regulation under the NJBA and the BHC Act. The FRB has jurisdiction under the BHC Act to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHC Act generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or other activities which are so closely related to banking, or to managing or controlling banks, as to be a proper incident thereto. The Holding Company also will be required to register in New Jersey with the Department of Banking under the NJBA, and will be subject to regulation and supervision by the Department of Banking.


Source of Strength Doctrine


     Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy.


The Bank -- Generally

     As a bank organized under the banking laws of the State of New Jersey and insured by the FDIC, the Bank is subject to regulation by the Department of Banking and the FDIC. Various regulations, requirements and restrictions under the laws of New Jersey and the United States affect the operations of the Bank, including the requirement to maintain reserves against deposits and to maintain certain capital ratios, restrictions on the nature and amount of loans which may be made and the interest which may be charged thereon, regulations relating to investments, and restrictions on other activities of the Bank. The Bank is a member of and owns stock in the Federal Home Loan Bank ("FHLB") of New York, one of 12 regional banks in the Federal Home Loan Bank System, and is subject to certain requirements in connection therewith.

     The FDIC, in connection with its provision of deposit insurance, has primary responsibility for regulation of the Bank at the federal level and in that capacity undertakes periodic reviews of the operations of the Bank to assess whether the Bank is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulations, rule or order of, or condition imposed by, the FDIC. The Department of Banking likewise oversees the operations of the Bank to monitor compliance with all applicable state law requirements.

     The regulation and supervision of the Bank by the FDIC and the Department of Banking are designed primarily for the protection of depositors and the FDIC, and not the Bank or its stockholders. Legislative and regulatory proposals regarding changes in banking, and the regulation of banks, thrifts and other financial institutions could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted or, if adopted, how these proposals will affect the Bank.

Regulatory Capital Requirements

     The Bank is required, and the Holding Company (on a consolidated basis) will be required, to maintain a minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) of 8.00%. At least half of the total capital must be comprised of common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserves. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital." The Bank is also required, and the Holding Company (on a consolidated basis) will be required, to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00%. The Bank's Tier 1 risk-based capital and total risk-based capital ratios as of December 31, 1996 were 11.98% and 13.22%, respectively.

     In addition, the applicable regulations establish a minimum leverage ratio (Tier 1 capital to quarterly average assets less goodwill) of 3.00% for banking institutions that meet certain specified criteria, including that they must have the highest regulatory rating. All other banking institutions are required to maintain a leverage ratio of 3.00% plus an additional cushion of at least 100 to 200 basis points. The Department of Banking has established a minimum leverage ratio of not less than 4.00%, and may set a minimum leverage ratio of more than 4.00% for an institution based on certain factors. Pursuant to the foregoing, the Bank is required, and the Holding Company (on a consolidated basis) will be required, to maintain a leverage ratio of not less than 4.00%. As of December 31, 1996, the Bank's leverage ratio was 7.51%.

     The ability of the Bank and the Holding Company to maintain the required levels of capital is substantially dependent upon the success of their capital and business plans, the impact of future economic events on their loan customers, and their ability to manage its interest rate risk and control its growth and other operating expenses.

     A banking institution that is not in compliance with applicable federal or state capital requirements may be subject to certain growth restrictions, issuance of a capital directive by the appropriate regulator, and various other possible enforcement actions by the appropriate regulators, including a cease and desist order, civil money penalties, and the establishment of restrictions on operations. In addition, the institution could be subject to appointment of a receiver or conservator or a forced merger into another institution.

Prompt Corrective Action

     In addition to the foregoing capital requirements, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established a system of "prompt corrective action" with respect to banks that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." At December 31, 1996, the Bank was "well capitalized." The following table sets forth the minimum capital ratios that a bank must satisfy in order to be considered well capitalized or adequately capitalized under FDIC regulations and the Bank's ratios at December 31, 1996:


                                   Adequately       Well         The Bank at
                                  Capitalized   Capitalized    December 31, 1996
                                  -----------   -----------    -----------------

Total Risk-Based Capital Ratio....     8%            10%            13.22%
Tier 1 Risk-Based Capital Ratio...     4%             6%            11.98%
Leverage Ratio....................     4%             5%             7.51%

     If a bank does not meet all of the minimum capital ratios necessary to be considered adequately capitalized, it will be considered undercapitalized, significantly undercapitalized or critically undercapitalized, depending on the amount of the shortfall in its capital.

     If its principal federal regulator determines that an adequately capitalized institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, it may require the institution to submit a corrective action plan, restrict its asset growth and prohibit branching, new acquisitions and new lines of business. An institution's principal federal regulator may deem it to be engaging in an unsafe or unsound practice if it receives a less than satisfactory rating for asset quality, management, earnings or liquidity in its most recent examination.

     Among other possible sanctions, an undercapitalized depository institution may not pay dividends and is required to submit a capital restoration plan to its principal federal regulator. If an undercapitalized depository institution fails to submit or implement an acceptable capital restoration plan, it can be subjected to more severe sanctions, including an order to sell sufficient voting stock to become adequately capitalized. Generally, FDICIA requires the appropriate federal regulator to appoint a receiver conservator for an institution that is critically undercapitalized. Under FDICIA, a holding company can be required to guaranty a subsidiary bank's capital restoration plan.

Limits on Dividends and Other Payments


      The ability of the Holding Company to pay dividends and make other distributions to shareholders is limited by applicable corporate law, and in addition, in the case of cash distributions, will be dependent on the receipt of dividends from the Bank, which are limited under applicable provisions of the NJBA. See "DESCRIPTION OF HOLDING COMPANY SECURITIES AND COMPARISON OF
STOCKHOLDERS' RIGHTS -- Comparison of Stockholders' Rights Dividends." In addition, dividends and other distributions to shareholders, as well as share repurchases, are subject to the capital requirements and other prudential limits imposed under Federal law. Applicable provisions of Federal law also will severely restrict certain other transactions between the Bank and the Holding Company or other companies controlled by the Holding Company, including loans or other extensions of credit by the Bank to the Holding Company or such other affiliates.


Deposit Insurance

     The FDIC has adopted deposit insurance regulations under which insured institutions are assigned to one of the following three capital groups based on their capital levels: "well-capitalized," "adequately capitalized" and "undercapitalized." Banks in each of these three groups are further classified into three subgroups based upon the level of supervisory concern with respect to each bank. The resulting matrix creates nine assessment risk classifications to which are assigned deposit insurance premiums ranging from 0.00% for the best capitalized, healthiest institutions, to 0.27% for undercapitalized institutions with substantial supervisory concerns. In addition, Covenant is subject to semi-annual assessments by the FDIC relating to interest payments on Financing Corporation (FICO) Bonds issued in connection with the resolution of the thrift industry crisis.

Federal Home Loan Bank System.

     The Bank is a member of the FHLB of New York, which is one of 12 regional FHLBs. As a member of the FHLB, Covenant is required to purchase and maintain stock in the FHLB of New York in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, 5% (or such greater fraction as established by FHLB) of outstanding FHLB advances, or 0.3% of total assets. At December 31, 1996, Covenant had $4.5 million in FHLB of New York stock which was in compliance with this requirement. The Bank has received dividends on its FHLB stock.

     Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board (the "FHFB").

Activities and Investments.

     Pursuant to FDICIA, the activities and equity investments of FDIC-insured state-chartered banks are generally limited to those that are permissible for national banks, notwithstanding powers which may be granted under state law.

Interstate Banking and Branching Legislation.

     Federal legislation enacted in 1994, and implementing state legislation passed since that time, is eliminating many restrictions on interstate banking. Prior to this legislation, interstate acquisitions of banks have required affirmative authorization in state law, and interstate branching has been possible only to a very limited degree. Effective September 29, 1995, the federal legislation authorized interstate acquisitions of banks by bank holding companies without geographic limitations. Beginning June 1, 1997, the legislation will eliminate certain restrictions on interstate branching under federal law in states that have not passed legislation prohibiting interstate branching, except that de novo branching or acquisition of a branch in another state without acquisition of the entire bank will only be permitted if expressly permitted by the law of the state in which such branch would be located. Interstate branching prior to June 1, 1997 will be possible in states that pass laws affirmatively authorizing such interstate branching. Pursuant to the federal legislation, New Jersey has passed legislation which authorizes interstate branching into New Jersey by out-of-state banks, and branching outside of New Jersey by New Jersey institutions, in connection with interstate merger transactions or branch acquisitions. The New Jersey legislation does not authorize establishment of interstate branches other than by means of acquiring such branches from another institution. The effect of this federal and state legislation on the Bank or the Holding Company cannot be predicted at this time.

                    DESCRIPTION OF HOLDING COMPANY SECURITIES
                     AND COMPARISON OF STOCKHOLDERS' RIGHTS

     The Holding Company is authorized to issue up to 25,000,000 shares of Holding Company Common Stock and up to 1,000,000 shares of series preferred stock, of which 138,300 shares have been designated as Holding Company Series A Preferred Stock and 161,700 shares have been designated as Holding Company Series B Preferred Stock. As of the Record Date, the Bank had 2,936,480 shares of Bank Common Stock, 138,300 shares of Bank Series A Preferred Stock and 161,700 shares of Bank Series B Preferred Stock outstanding.

Description of Securities

  Holding Company Common Stock

     Each share of Holding Company Common Stock has the same rights, privileges and preferences as every other share, and is entitled to vote at any meeting of stockholders. Generally, election of directors and other actions by the stockholders is by majority vote of the shares voting at the meeting. Dividends, which are payable when and as declared by the Board of Directors out of funds legally available therefore and after payment of the dividend preference of the Holding Company Preferred Stock, are payable ratably to the holders of the Holding Company Common Stock. The Holding Company Common Stock has no conversion or redemption rights or sinking fund provisions applicable thereto. Holders of shares of the Holding Company Common Stock do not have preemptive rights with respect to issuance of Holding Company Common Stock out of authorized but unissued shares.

  Holding Company Preferred Stock


     The authorized capital of the Holding Company includes 1,000,000 shares of preferred stock, with respect to which the Board of Directors has authority by resolution from time to time to establish one or more series and issue shares thereof, with such voting rights, designations, preferences, qualifications, privileges, limitations, options, conversion rights, dividend rate and manner of payment and other special rights as the Board of Directors shall determine.
Pursuant to this authority, 138,300 shares have been designated as Holding Company Series B Preferred Stock and 161,700 shares have been designated as Holding Company Series B Preferred Stock. The Holding Company Series A Preferred Stock and Holding Company Series B Preferred Stock are collectively referred to herein as the Holding Company Preferred Stock.

     The Holding Company Preferred Stock is senior to the Holding Company Common Stock as to dividends and other distributions and upon liquidation. Each share is entitled to receive, when and as declared by the Board of Directors, non-cumulative preferred dividends at the annual rate of 6% of par value (or $1.50 per share per annum), before any dividend can be declared or paid upon or set apart for the Holding Company Common Stock. Such dividends are non-cumulative, which means that should the Board of Directors choose not to declare all or any portion of such preferred dividend in any year, such arrearage will not accumulate and be payable in future years. Upon liquidation of the Holding Company, holders of Holding Company Preferred Stock will receive, after payment of the debts and liabilities of Holding Company and before any liquidating distributions are made to the holders of Holding Company Common Stock, liquidating distributions equal to the par value per share of the Holding Company Preferred Stock plus a sum equal to declared but unpaid dividends. The Series A and Series B Preferred Stock are treated on a parity basis with respect to dividends and upon liquidation of the Holding Company.


     The shares of Holding Company Preferred Stock have no voting rights, except as may be otherwise required by law. There are no sinking fund or redemption provisions or preemptive rights applicable to the Holding Company Preferred Stock.

     Each outstanding share of Holding Company Series A Preferred Stock will be converted into Holding Company Common Stock on December 31, 1997, and the Holding Company Series B Preferred Stock will be converted into Holding Company Common Stock on June 30, 2000. The conversion rate is 3.823 shares of Holding Company Common Stock for each share of Holding Company Series A Preferred Stock and 3.026 shares of Holding Company Common Stock for each share of Holding Company Series B Preferred Stock, in each case subject to adjustment in the event of stock splits, stock dividends or subdivisions or combinations with respect to the Holding Company Common Stock.

Comparison of Stockholders' Rights

     The rights of holders of Bank Stock are governed by the Certificate of Incorporation of the Bank (the "Bank Certificate"), the Bylaws of the Bank (the "Bank Bylaws") and the NJBA. Following the Reorganization, the rights of stockholders will be governed by the Certificate of Incorporation of the Holding Company (the "Holding Company Certificate"), the Bylaws of the Holding Company (the "Holding Company Bylaws") and the New Jersey Business Corporation Act (the "NJBCA"). The following is a summary of certain principal differences between the rights of stockholders of the Bank under the NJBA, Bank Certificate and Bank Bylaws and the rights of stockholders of the Holding Company under the NJBCA, Holding Company Certificate and Holding Company Bylaws.

     This summary does not purport to be a complete statement of the rights of Bank stockholders and Holding Company stockholders, and the identification of specific differences is not meant to indicate that other differences do not exist. This summary is qualified in its entirety by reference to the NJBCA, the NJBA, other applicable banking laws and regulations, and the respective organizational documents of the Holding Company and the Bank.

  Authorized Capital

     The Bank Certificate authorizes the issuance of up to 5,000,000 shares of Bank Common Stock and up to 300,000 shares of Bank Preferred Stock. As of the Record Date, the Bank had 2,936,480 shares of Bank Common Stock, 138,000 shares of Bank Series A Preferred Stock and 161,700 shares of Bank Series B Preferred Stock outstanding.


     The Holding Company Certificate authorizes the issuance of up to 25,000,000 shares of Holding Company Common Stock and up to 1,000,000 shares of series preferred stock. Thus, additional shares have been authorized for issuance under the Holding Company Certificate of Incorporation compared to the Bank Certificate of Incorporation and will be available for issuance without further approval of the stockholders. The issuance of additional shares could result in the dilution of existing stockholders' interests.


  Board of Directors


     The NJBA requires that every bank shall be managed by a board of not less than five and not more than twenty-five directors. Provisions of the NJBA applicable to the Bank do not allow for classification of the Board into classes of directors with staggered terms. As authorized by the NJBA, the Bank Certificate provides that the Board of Directors may increase the number of directors between annual meetings by not more than two, and the Board of Directors has authority to fill any vacancies created by such increase. Election of directors of the Bank is by plurality with the candidate receiving the most votes being elected to office. Under the NJBA and the Bank Certificate, stockholders of the Bank are not entitled to cumulative voting in the election of directors.

     The NJBCA requires that a corporation shall be managed by a board of directors consisting of not less than three persons, unless there are less than three shareholders in which case the board of directors may consist of one or more directors. The directors of the Holding Company have authority to increase the size of the board and to fill any vacancies created thereby until the next Annual Meeting of stockholders. The NJBCA allows a corporation to provide for classification of directors in respect to the time for which they hold office and the Holding Company Certificate defines three classes of directors, with the directors of each class serving for three years (after initial term of one, two or three years, respectively) and the term of one class expiring in each year, and specifies that the first board of directors shall consist of ten (10) members. Election of directors is by plurality, and stockholders of the Holding Company are not entitled to cumulative voting in the election of directors.


  Removal of Directors


     No provisions exist in the NJBA regarding removal of directors by stockholders. The NJBA does specify that a director who ceases to be the owner of bank shares or who fails to subscribe the oath within a requiredtime period shall cease to become a director. The NJBA also allows the New Jersey Commissioner of Banking to remove a director under certain conditions. The Bank Certificate and Bylaws are silent on the issue of director removal.


     Under the NJBCA, directors may be removed for cause by the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote for election of directors. Any director elected by a class vote may be removed only by a class vote of the holders of shares entitled to vote for his election. The Holding Company Bylaws specify that the Board of Directors may remove any director for cause and may suspend any director from acting as director pending a final determination that cause exists for removal.

  Voting Rights

     The NJBA generally requires an affirmative vote by the holders of at least two-thirds of the capital stock entitled to vote in order to amend the Bank's Certificate of Incorporation, to consummate a merger or to effect certain other transactions. As permitted by the NJBA, the Bank Certificate of Incorporation requires the approval of 80% of the outstanding shares of Bank Common Stock for certain combinations or asset dispositions. See "Anti-Takeover Provisions."


     Under the NJBCA, amendments to the Certificate of Incorporation, mergers and similar transactions generally require approval of a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon, unless a greater vote is required by the certificate of incorporation. The Holding Company Certificate contains the same 80% voting restrictions regarding certain transactions as exist in the Bank Certificate.



Dividends

     The Bank is subject to regulatory limitations on the payment of dividends. As a New Jersey capital stock bank, the Bank may not declare a cash dividend or a stock dividend unless, following payment of the dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of at least 50% of its capital stock or, if not, the payment of the dividend will not reduce the surplus of the Bank. In addition, the Department of Banking or the FDIC may restrict the ability of the Bank to pay dividends in certain circumstances, including if such payment would constitute an unsafe or unsound banking practice, if the Bank is not meeting certain capital requirements, or if the Bank is in default of any assessment to the FDIC.


     Under the NJBCA, the Holding Company may issue dividends or other distributions unless, after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation's total assets would be less than its total liabilities. However, the ability of the Holding Company to make any cash distribution would be substantially dependent on the receipt of dividends from the Bank. The ability of the Holding Company to issue dividends or other distributions will also be subject to limitations under federal bank regulatory law. See "SUPERVISION AND REGULATION -- Limits on Dividends and Other Payments."


  Special Meetings of Stockholders


      Under the NJBA and the Bank Bylaws, special meetings of the stockholders of the Bank may be called at any time by the holders of not less than one-tenth of all shares outstanding with voting rights. Notice of the time, place, and purpose must be given to each stockholder not less than ten nor more than sixty days prior to the date of such a meeting.

      The NJBCA allows a corporation to specify in its bylaws under what conditions stockholders may call a special meeting. The Holding Company Bylaws permit the calling of a special meeting upon the written request of the holders of a majority of any class of shares issued and outstanding and entitled to vote at the meeting. Notice must be given to each stockholder entitled to vote at least ten days and not more than sixty days prior to the date of the meeting.



  Stockholder Action by Written Consent

     The NJBA specifies that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if all stockholders consent in writing.


     The NJBCA permits any action required or permitted to be taken at a meeting of the stockholders to be taken without a meeting provided all of the stockholders entitled to vote on the matter note their consent in writing.

     The NJBCA also allows such action to be taken upon the written consent of holders of that number of shares required to approve the matter at a meeting of the stockholders, unless otherwise provided in the Certificate of Incorporation. The Holding Company Certificate removes the authority for stockholder action without a meeting by less than unanimous written consent.

  Dissenters' Rights

     The NJBA grants dissenters' rights of appraisal to stockholders, entitled to vote on a merger agreement and with respect to certain other transactions, who do not approve of the agreement and who follow a prescribed series of procedures.


     The NJBCA makes certain exceptions to dissenters' rights of appraisal, including precluding them in a merger or consolidation to stockholders whose sole consideration received consists of shares listed on a national security exchange, or who would receive only shares of the corporation itself, or whose vote was not required for approval of the merger.



Anti-Takeover Provisions


     The Bank Certificate, the Holding Company Certificate and the NJBCA contain provisions which could make changes in control more difficult, even if such changes were desired by a majority of the stockholders.

     In some circumstances, certain stockholders may consider such anti-takeover provisions to have disadvantageous effects. Tender offers or other non-open market acquisitions of stock are frequently made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. The anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of the Holding Company's shares, and may thereby deprive certain holders of the Holding Company's stock of an opportunity to sell their stock at a temporarily higher market price.


     Certificate of Incorporation. The Holding Company Certificate provides for the division of its Board of Directors into three classes of approximately equal size. Directors are generally to be elected for three year terms and the terms of office of approximately one-third of the members of the Board of Directors will expire in any given year. Therefore, unless one or more directors resigned or "cause" existed for the removal of one or more directors, the maximum number of positions on the Board which would be subject to election in any given year would be approximately one-third of the Board's total number.


     The Holding Company Certificate provides further that approval of the holders of at least eighty percent of the outstanding shares of Holding Company Common Stock is required for the Holding Company to enter into: (i) any merger or consolidation of the Holding Company; or (ii) any sale or exchange of all or substantially all of the assets of the Holding Company, unless, in either case, such transaction has been approved by a majority of the Directors who are not affiliated with the other party to the transaction, or the holders of the Holding Company Common Stock immediately prior to the merger or transfer of assets will become stockholders of the surviving corporation and will own at least fifty percent of the outstanding Holding Company Common Stock of the surviving corporation. The Bank Certificate has an identical provision.

     In addition, the Certificate of Incorporation of the Holding Company authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 300,000 will be issued in the Reorganization to holders of the Bank Preferred Stock. The authorized shares of preferred stock, including shares which return to authorized and unissued preferred stock upon the conversion, repurchase or other retirement of the Holding Company Series A Preferred Stock or Holding Company Series B Preferred Stock, may be issued by the Board of Directors of the Holding Company with such preferences and rights as the Board may determine. The existence of authorized but unissued shares of Preferred Stock could make more difficult a change in control of the Holding Company without the approval of the Board of Directors. The creation of a series of preferred stock could be used to create voting impediments with respect to changes in control of the Holding Company by diluting the stock ownership of holders of Holding Company Common Stock seeking to obtain control of the Company. In addition, the creation and issuance of a series of Preferred Stock could generally discourage a merger or tender offer involving the Holding Company's securities by increasing the cost of effecting any transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. The Holding Company is not aware of any person or entity currently seeking control of the Bank or the Holding Company, and the Board of Directors has no present intention to cause shares of preferred stock to be issued for any anti-takeover purpose.

     New Jersey Law. The New Jersey Shareholders' Protection Act prohibits certain "Business Combinations," as defined under the Act, between a New Jersey corporation and an interested stockholder. The term "Business Combination" refers to a wide variety of transactions including mergers, consolidations, sales, leases, or transfers of all, or substantially all, of the assets of the corporation, certain issuances of securities having an aggregate fair market value of $2,000,000 or more and certain recapitalization or reorganizations, as well as any plans for the liquidation or dissolution of the corporation. An "interested stockholder" is any person or entity that beneficially owns, directly or indirectly, 10% of more of the voting stock of the Holding Company, or is an affiliate or associate of the Holding Company and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the Holding Company.

     The Shareholders' Protection Act contains an outright prohibition on any Business Combination with an interested stockholder for five years following the interested stockholder's acquisition date unless the Business Combination was approved by the Board of Directors prior to the interested stockholder becoming an interested stockholder. In addition, the Act prohibits any Business Combination with an interested stockholder at any time unless (i) it is approved by the Board of Directors prior to the interested stockholder becoming an interested stockholder; (ii) it is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the interested stockholder; or (iii) the cash and/or market value of securities to be received per share by the stockholders of the company is at least equal to or greater than the greater of the highest per share price paid by the interested stockholder and the market value per share on the announcement date with respect to the Business Combination. The type of consideration paid by the interested stockholder must be in cash or the same form as the interested stockholder used to acquire the largest number of shares of the corporation. In addition, with certain limited exceptions, the interested stockholder may not acquire additional shares between the time he or she became an interested stockholder and the consummation date with respect to a Business Combination under the Shareholders' Protection Act.



  Limitation on Director Liability


     Under the NJBA and the Bank Certificate, and under the NJBCA and the Holding Company Certificate, respectively, a director of the Bank or the Holding Company cannot be held personally liable for damages for breach of any duty owed to the Bank or the Holding Company or its stockholders, except where the director breaches his duty of loyalty to the Bank or the Holding Company, or acts not in good faith or in knowing violation of the law, or receives an improper personal benefit.



                                     EXPERTS


      The financial statements of the Bank as of December 31, 1996 and for the year then ended and as of December 31, 1995 and for the year then ended, prior to their restatement for the 1996 pooling of interests transaction with 1st
Southern State Bank, have been audited by KPMG Peat Marwick LLP. The financial statements of the Bank for the year ended December 31, 1994, prior to their restatement for the 1996 pooling of interests with 1st Southern State Bank, were audited by Coopers & Lybrand LLP. The financial statements of 1st Southern State Bank as of December 31, 1995 and for the years ended December 31, 1995 and 1994, were audited by Moore & Fitzpatrick LLC. The combination of the statement of financial condition as of December 31, 1995 and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1995 and 1994, after restatement for the 1996 pooling of interests, have been audited by KPMG Peat Marwick LLP.

     The financial statements of the Bank have been included herein and in the registration statement in reliance upon the separate reports of KPMG Peat Marwick LLP, Moore & Fitzpatrick LLC, and Coopers & Lybrand, LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing. It is anticipated that representatives from KPMG Peat Marwick LLP will be present at the Annual Meeting to respond to appropriate questions and, if they desire, to make a statement.

                                  LEGAL MATTERS


      The legality of the Holding Company Stock to be issued in the Reorganization will be passed upon for the Holding Company by the law firm of Pepper, Hamilton & Scheetz LLP, Philadelphia, Pennsylvania, which has acted as counsel to the Bank and the Holding Company in connection with the Reorganization. Barry M. Abelson, a partner with Pepper, Hamilton & Scheetz LLP, is a director of the Bank and the Holding Company and owns 800 shares of Bank Series B Preferred Stock, 679 shares of Bank Common Stock, and options to acquire 10,600 shares of Bank Common Stock, (of which 3,534 shares are currently exercisable).


                              STOCKHOLDER PROPOSALS


     The Reorganization is expected to be consummated prior to the 1998 Annual Meeting of Stockholders of the Bank, and the Holding Company will be conducting such annual meeting of stockholders. Stockholder proposals intended to be presented at the 1998 Annual Meeting of Stockholders must be presented to the Holding Company (if the Reorganization has been consummated) or to the Bank (if the Reorganization has not been consummated) by January 28, 1998 in order to be considered for inclusion in the proxy materials for such meeting.



     Following the Reorganization, the Nominating Committee of the Holding Company will consider nominees recommended by stockholders for future recommendations to the Holding Company's Board. Such stockholders' recommendations with respect to the Annual Meeting of the Stockholders in 1998 should be made in writing no later than January 1, 1998 addressed to the Nominating Committee, Covenant Bancorp, Inc., 18 Kings Highway West, Haddonfield, New Jersey 08033, Attention: William T. Carson, Jr.



                                            By Order of the Directors



                                            /s/ William T. Carson

                                                                         ANNEX A



                               PLAN OF ACQUISITION


                                  (as amended)


     This Plan of Acquisition (this "Plan") is made this 28th day of February, 1997.


1. PARTIES:
                Participating Bank:                   Acquiring Corporation:

                COVENANT BANK                         COVENANT BANCORP, INC.
                18 Kings Highway West                 18 Kings Highway West
                Haddonfield, NJ  08033                Haddonfield, NJ 08033


2.    BACKGROUND:

     a. The Board of Directors of the Participating Bank has determined that it is desirable to reorganize the Participating Bank into a holding company structure (the "Reorganization").

     b. In order to effect such Reorganization, the Acquiring Corporation has been formed to acquire all of the outstanding capital stock of the Participating Bank in accordance with the applicable provisions of The Banking Act of 1948, as amended, N.J.S.A. Sections 17:9A-355 through 17:9A-369 (the "Act"), on the terms and conditions set forth herein.

     c. This Plan constitutes the "plan of acquisition" required by the Act in order to effect the Reorganization.


3.    CERTAIN INFORMATION REGARDING THE ACQUIRING CORPORATION:

     a. Board of Directors. A list of the names and addresses of the members of the Board of Directors of the Acquiring Corporation as of the date of this Plan is set forth as Exhibit A attached hereto.

     b. Ownership of Other Bank Shares. The Acquiring Corporation does not own shares of capital stock of any bank as of the date hereof.


4.    TERMS AND CONDITIONS OF THE ACQUISITION:

     a. Acquisition of Outstanding Shares. At the Effective Time (as defined below), the Acquiring Corporation shall acquire all of the issued and outstanding shares of common stock, par value $5.00 per share (the "Bank Common Stock"), Series A Preferred Stock, par value $25.00 per shares (the "Bank Series A Preferred Stock") and Series B Preferred Stock, par value $25.00 per share (the "Bank Series B Preferred Stock") of the Participating Bank (other than shares which have not been voted in favor of the Reorganization and as to which dissenters' rights shall have been perfected in accordance with the applicable provisions of the Act ("Dissenters' Shares")), and the holders thereof shall receive in exchange therefor shares of stock of the Acquiring Corporation, as set forth below:

            (i) in exchange for each share of Bank Common Stock, one share of common stock, par value $5.00 per share, of the Acquiring Corporation (the "Acquiring Corporation Common Stock");

            (ii) in exchange for each share of Bank Series A Preferred Stock, one share of Series A Preferred Stock, par value $25.00 per share, of the Acquiring Corporation (the "Acquiring Corporation Series A Preferred Stock"); and

            (iii) in exchange for each share of Bank Series B Preferred Stock, one share of Series B Preferred Stock, par value $25.00 per share, of the Acquiring Corporation (the "Acquiring Corporation Series B Preferred Stock").

     b. Options and Other Rights. Effective as of the Effective Time, the Acquiring Corporation hereby expressly assumes the Incentive Stock Option Plan, the 1996 Stock Option Plan for Officers and Non-Employee Directors and the Employee Stock Purchase Plan (collectively, the "Plans") of the Participating Bank. At the Effective Time, all references in such Plans to the Participating Bank shall be deemed to be references to the Acquiring Corporation, and all rights under the Plans to acquire shares of Bank Common Stock shall be converted into and constitute rights to acquire shares of Acquiring Corporation Common Stock and shall no longer constitute rights to acquire shares of stock of the Participating Bank.


      c. Certificates for Shares. As of the Effective Time, all certificates representing shares of Bank Common Stock, Bank Series A Preferred Stock and Bank Series B Preferred Stock, other than Dissenters' Shares, shall, automatically and without any action on the part of the holder thereof, be converted into and be deemed to represent shares of Acquiring Corporation Common Stock, Acquiring Corporation Series A Preferred Stock and Acquiring Corporation Series B Preferred Stock, respectively.

      d. Dissenters' Shares. Dissenters' Shares shall be paid for by the Participating Bank in accordance with the applicable provisions of the Act, and shall thereafter be distributed by the Participating Bank as a stock dividend to the Acquiring Corporation as provided in the Act.


5.    CONDITIONS; TERMINATION:

      This Plan may be terminated by the Participating Bank at any time, including, without limitation, in the following circumstances:

          a. dissenters' rights shall be exercised with respect to more than 5% of the issued and outstanding shares of stock of the Participating Bank;

          b. the shareholders of the Participating Bank shall fail to approve this Plan at the meeting of shareholders called for that purpose;

          c. any required regulatory approval is denied or has not been granted within a reasonable period of time, or adverse conditions are imposed in connection with any such regulatory approval; or


          d. the  Reorganization  would not qualify as a tax free exchange under
     Section 351 of the Internal Revenue Code of 1986, as amended.



6.    EFFECTIVE TIME:

      Upon approval of this Plan by the Commissioner of the New Jersey Department of Banking and Insurance (the "Department") and the shareholders of the Participating Bank as provided in the Act, this Plan shall be filed in the Department as provided in N.J.S.A. Section 17:9A-359, and the "Effective Time" shall be the date and time of such filing or such other date and time as shall be specified with respect thereto.


7.   AMENDMENT:

      This Plan may be amended at any time by the parties hereto.


      IN WITNESS WHEREOF, the undersigned have executed this Plan as of the day and year first above written.

    COVENANT BANK                            COVENANT BANCORP, INC.


    By: /s/ Charles E. Sessa, Jr.               By: /s/ Charles E. Sessa, Jr.
        -----------------------------           -------------------------------
        Name:   Charles E. Sessa, Jr.           Name:   Charles E. Sessa, Jr.
        Title:  President                       Title:  President

                                                                         ANNEX B

                        RIGHTS OF DISSENTING STOCKHOLDERS
                         NEW JERSEY BANKING ACT OF 1948


17:9A-360.  Notice of dissent; "dissenting stockholder" defined

      (1) Any stockholder of a participating bank electing to dissent from the plan of acquisition may do so by filing with the participating bank of which he is a stockholder, a written notice of such dissent, stating that he intends to demand payment for his shares if the plan of acquisition becomes effective. Such dissent shall be filed before the taking of the vote of the stockholders on the plan of acquisition pursuant to [NJSA Section 17:9A-359].

      (2) Within 10 days after the date on which the plan of acquisition is approved by stockholders of a participating bank as provided in [NJSA Section 17:9A-359] hereof, such bank shall give notice of such approval by certified mail to each stockholder who has filed written notice of dissent pursuant to subsection (1) of this section, except any who voted for or consented in writing to such plan of acquisition.

      (3) Within 20 days after the mailing of such notice, any stockholder to whom the participating bank was required to give such notice, may make written demand on the participating bank for the payment of the fair value of his shares. A stockholder who makes a demand pursuant to this subsection (3) is hereafter in this act referred to as a "dissenting stockholder." Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and any other rights of a dissenting stockholder under this act.

      (4) Not later than 20 days after demanding payment for his shares pursuant to this section, the stockholder shall submit the certificate or certificates representing such shares to the participating bank of which he is a stockholder for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which such notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights other than those which the original dissenting stockholder had after making a demand for payment of the fair value thereof.

      (5) A stockholder may not dissent as to less than all of the shares owned beneficially by him. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner.


17:9A-361.  Valuation date of fair value

      For the purposes of this act, the fair value of the shares of a participating bank shall be determined as of the day before the day on which the vote of stockholders of such bank was taken as provided in [NJSA Section 17:9A-359]. In determining fair value, there shall be excluded any appreciation or depreciation in value resulting from the consummation of the plan of acquisition.


17:9A-362.  Termination of right of stockholder to be paid the fair value of his shares

     (1) The right of a dissenting stockholder to be paid the fair value of his shares shall cease if

          (a) He has failed to present his certificates for notation as provided by subsection (4) of [NJSA Section 17:9A-360] unless a court having jurisdiction, for good and sufficient cause shown, shall otherwise direct;

          (b) His demand for payment is withdrawn with the written consent of the participating bank;

          (c) The fair value of the shares is not agreed upon as provided in this act, and no action for the determination of fair value by the Superior Court is commenced within the time provided in this act;

          (d) The Superior Court determines that the stockholder is not entitled to payment for his shares;

          (e) The plan of acquisition of shares is abandoned, rescinded, or otherwise terminated in respect to the participating bank of which he is a stockholder; or

          (f) A court having jurisdiction permanently enjoins or sets aside the acquisition of shares.

      (2) In any case provided for in subsection (1) of this section the rights of the dissenting stockholder as a stockholder shall be reinstated as of the date of the making of a demand for payment pursuant to [NJSA Section 17:9A-360] without prejudice to any corporate action which has taken place during the interim period. In such event, he shall be entitled to any intervening pre-emptive rights and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the participating bank, the fair value thereof in cash as of the time of such expiration or completion.


17:9A-363.  Rights of dissenting stockholder

      (1) A dissenting stockholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the participating bank.

      (2) The enforcement by a dissenting stockholder of his right to receive payment for his shares shall exclude the enforcement by such dissenting stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subsection (2) of [NJSA Section 17:9A-362] and except that this subsection shall not exclude the right of such dissenting stockholder to bring or maintain an appropriate action to obtain relief on the ground that consummation of the plan of acquisition will be or is ultra vires, unlawful or fraudulent as to such dissenting stockholder.


17:9A-364.  Determination of fair value by agreement

      (1) Within 10 days after the expiration of the period within which stockholders may make written demand to be paid the fair value of their shares, or within 10 days after the plan of acquisition becomes effective, whichever is later, the participating bank shall mail to each dissenting stockholder the balance sheet and the surplus statement of the participating bank as of the latest available date, which shall not be earlier than 12 months prior to the making of the offer of payment hereinafter referred to in this subsection and a profit and loss statement or statements for not less than a 12-month period ended on the date of such balance sheet or, if the participating bank was not in existence for such 12-month period, for the portion thereof during which it was in existence. The participating bank may accompany such mailing with a written offer to pay each dissenting stockholder for his shares at a specified price deemed by such bank to be the fair value thereof. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or, if divided into series, of the same series.

      (2) If, not later than 30 days after the expiration of the 10-day period limited by subsection (1) of this section, the fair value of the shares is agreed upon between any dissenting stockholder and the participating bank, payment therefor shall be made upon surrender of the certificate or certificates representing such shares.


17:9A-365. Procedure on failure to agree upon fair value; commencement of action to determine fair value

      (1) If the fair value of the shares is not agreed upon within the 30-day period limited by subsection (2) of [NJSA Section 17:9A-364]the dissenting stockholder may serve upon the participating bank a written demand that it commence an action in the Superior Court for the determination of such fair value. Such demand shall be served not later than 30 days after the expiration of the 30-day period so limited and such action shall be commenced by the participating bank not later than 30 days after receipt by such bank of such demand, but nothing herein shall prevent such bank from commencing such action at any earlier time.

      (2) If a participating bank fails to commence the action as provided in subsection (1) of this section a dissenting stockholder may do so in the name of such bank, not later than 60 days after the expiration of the time limited by subsection (1) of this section in which such bank may commence such an action.


17:9A-366.  Action to determine fair value; jurisdiction of court;
            appointment of appraiser

     In any action to determine the fair value of shares pursuant to this act:

          (a) The Superior Court shall have jurisdiction and may proceed in the action in a summary manner or otherwise;

          (b) All dissenting stockholders, wherever residing, except those who have agreed with the participating bank upon the price to be paid for their shares, shall be made parties thereto as an action against their shares quasi in rem;

          (c) The court in its discretion may appoint an appraiser to receive evidence and report to the court on the question of fair value, who shall have such power and authority as shall be specified in the order of his appointment; and

          (d) The court shall render judgment against the participating bank and in favor of each stockholder who is a party to the action for the amount of the fair value of his shares.


17:9A-367.  Judgment in action to determine fair value

      (1) A judgment for the payment of the fair value of shares shall be payable upon surrender to the participating bank of the certificate or certificates representing such shares.

      (2) The judgment shall include an allowance for interest at such rate as the court finds to be equitable, from the day of the meeting of stockholders of the participating bank at which the plan of acquisition was approved to the day of payment. If the court finds that the refusal of any dissenting stockholder to accept any offer of payment made by the participating bank under [NJSA Section 17:9A-364] was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.


17:9A-368.  Costs and expenses of action

      The costs and expenses of bringing an action pursuant to [NJSA Section 17:9A-365] shall be determined by the court and shall be apportioned and assessed as the court may find equitable upon the parties or any of them. Such expenses shall include reasonable compensation for and reasonable expenses of the appraiser, if any, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the court finds that the offer of payment made by the participating bank under [NJSA Section 17:9A-364] was not made in good faith, or if no such offer was made, the court in its discretion may award to any dissenting stockholder who is a party to the action reasonable fees and expenses of his counsel and of any experts employed by the dissenting stockholder.


17:9A-369.  Disposition of shares

      Upon payment for shares pursuant to subsection (2) of [NJSA Section 17:9A-367], or upon payment of a judgment pursuant to subsection (1) of [NJSA
Section 17:9A-367], the participating bank making such payment shall acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares so acquired by the participating bank shall be disposed of as a stock dividend as provided by section 212 of the Banking Act of 1948, P.L. 1948, chapter 67.

                                                                         ANNEX C



                               AMENDMENT NO. 2 TO


                                    FORM F-2


                        ANNUAL REPORT UNDER SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FDIC Certificate No. 27339

                                  COVENANT BANK
                  (Exact name of bank as specified in charter)

                                   New Jersey
                         (State or other jurisdiction of
                         incorporation or organization)

                                   22-2890624
                        (IRS Employer Identification No.)

                              18 Kings Highway West
                              Haddonfield, NJ 08033
                          (Address of principal office)

                                 (609) 428-7300
                 (Bank's telephone number, including area code)


Securities registered under Section 12(b) of the Act:

Securities registered under Section 12(g) of the Act:

         Title of Class:         Common Stock, par value $5.00 per
                                 share; Series A 6% Convertible Non-
                                 Cumulative Preferred Stock, par
                                 value $25.00 per share; and Series
                                 B 6% Convertible Non-Cumulative
                                 Preferred Stock, par value $25.00
                                 per share

Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will not be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2. [X]

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing sales price on March 10, 1997 was approximately $36,074,673.

The number of shares of Common Stock outstanding on March 10, 1997 was 2,936,480.


                       DOCUMENTS INCORPORATED BY REFERENCE

1. Definitive Proxy Statement for the 1997 Annual Shareholders' Meeting, portions of which are incorporated by reference in this Report.

                                     Part I

Item 1 - Business

     General.

     Covenant Bank ("Covenant" or "the Bank") is a bank organized under the laws of the State of New Jersey. Covenant's market focus is southern New Jersey. Covenant offers a broad range of lending, depository and related financial services to individual consumers, businesses and governmental units. Covenant is a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). As a state-chartered bank, Covenant is subject to extensive regulation and supervision by the New Jersey Department of Banking (the "Department of Banking") under New Jersey law and by the FDIC under federal law. See "Supervision and Regulation."


      Since commencing operations in September, 1988 with a single office in Haddonfield, New Jersey, Covenant has grown through acquisitions and internal growth to approximately $415 million in assets and 15 personal financial centers throughout the southern New Jersey market place as of December 31, 1996. In March 1997, Covenant opened an additional personal financial center in Cherry Hill, New Jersey. Covenant acquired New Jersey Savings & Loan Association, with three offices in Waterford Township, Sicklerville and Voorhees, New Jersey, in June, 1993, and in September, 1994, Covenant acquired Landis Savings Bank, S.L.A., with an office in Vineland, New Jersey. In addition to expanding Covenant's network of personal financial centers, these acquisitions expanded and diversified Covenant's loan portfolio and loan product offerings into residential mortgage lending and consumer lending. In September, 1996 Covenant acquired 1st Southern State Bank, adding three personal financial centers in Avalon, Cape May and Sea Isle City, New Jersey. As of December 31, 1996, Covenant had 166.5 full-time equivalent employees.


     The lending function is Covenant's principal business activity and it is Covenant's continuing policy to serve as a reliable source of credit for a diverse customer base. Commercial credit services offered by Covenant include short- and medium-term loans, lines of credit, certain types of asset-based lending, real estate construction loans and commercial mortgage loans. Consumer credit services include secured and unsecured loans, installment loans, mortgage loans and home equity loans.

     Covenant offers the customary range of retail and commercial deposit services. Personal accounts include checking accounts, NOW accounts, money market accounts, savings accounts, IRAs, and both retail and wholesale certificates of deposit. Covenant is a member of the MAC(R) automated teller machine network. Deposits into and withdrawals from transaction accounts can be made by MAC cards which are provided with an annual fee and no transaction charges. In addition, Covenant offers a Covenant Visa(R) credit card, travelers checks and direct deposit facilities.

     For commercial clients, Covenant offers checking and savings accounts, money market accounts, certificates of deposit and cash management accounts with an automatic investment feature. Businesses can make deposits at branches of other financial institutions which can be transferred to Covenant by a Depository Transfer Check initiated by a toll-free telephone call or by use of a corporate MAC card with respect to deposits made at a MAC terminal. In addition, Covenant offers escrow management and lockbox payment processing services.

     While Covenant's deposit base is somewhat seasonal as a result of its personal financial centers in the New Jersey shore communities, its earnings and total assets are not seasonal in any material respect.

     Market  Area and  Competition.

     Covenant's market focus is southern New Jersey. Covenant has established "hub" personal financial centers in Atlantic, Burlington, Camden, Cape May and Cumberland counties, and has a total of fifteen personal financial in the southern New Jersey market represented by those counties. Covenant intends to continue to explore opportunities for additional locations in its southern New Jersey marketplace.

     Covenant faces significant competition, both in making loans and in attracting deposits. Covenant's competition for loans comes principally from other banks and thrift institutions. Covenant encounters competition in attracting deposits not only from area financial institutions, but also from alternative investment opportunities such as mutual funds and other corporate and government securities funds. Most of Covenant's competitors have greater financial and marketing resources than those of Covenant. Covenant has placed a major emphasis on providing its customers with superior service, and believes that this emphasis has contributed to its growth both in deposits and loans outstanding.

     Supervision and Regulation.

     General. As a bank organized under the banking laws of the State of New Jersey and insured by the FDIC, Covenant is subject to regulation by the Department of Banking and the FDIC. Various regulations, requirements and restrictions under the laws of New Jersey and the United States affect the operations of Covenant, including the requirement to maintain reserves against deposits and to maintain certain capital ratios, restrictions on the nature and amount of loans which may be made and the interest which may be charged thereon, regulations relating to investments, and restrictions on other activities of Covenant. Covenant is a member of and owns stock in the Federal Home Loan Bank ("FHLB") of New York, one of 12 regional banks in the Federal Home Loan Bank System, and is subject to certain requirements in connection therewith.

     The FDIC, in connection with its provision of deposit insurance, has primary responsibility for regulation of Covenant at the federal level and in that capacity undertakes periodic reviews of the operations of Covenant to assess whether Covenant is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulations, rule or order of, or condition imposed by, the FDIC. The Department of Banking likewise oversees the operations of Covenant to monitor compliance with all applicable state law requirements.

     The regulation and supervision of Covenant by the FDIC and the Department of Banking are designed primarily for the protection of depositors and the FDIC, and not Covenant or its stockholders. Legislative and regulatory proposals regarding changes in banking, and the regulation of banks, thrifts and other financial institutions could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted or, if adopted, how these proposals will affect Covenant.

     Capital Requirements. Under regulations of the FDIC and the Department of Banking, Covenant must maintain a minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) of 8.00%. At least half of the total capital must be comprised of common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserves. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital." FDIC and Department of Banking regulations also require a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00%. Covenant's Tier 1 risk-based capital and total risk-based capital ratios as of December 31, 1996 were 11.98% and 13.20%, respectively.

     In addition, the FDIC has established a minimum leverage ratio (Tier 1 capital to quarterly average assets less goodwill) of 3.00% for banking institutions that meet certain specified criteria, including that they must have the highest regulatory rating. All other banking institutions are required to maintain a leverage ratio of 3.00% plus an additional cushion of at least 100 to 200 basis points. The Department of Banking has established a minimum leverage ratio of not less than 4.00%, and may set a minimum leverage ratio of more than 4.00% for an institution based on certain factors. Pursuant to the foregoing, Covenant is required to maintain a leverage ratio of not less than 4.00%. As of December 31, 1996, Covenant's leverage ratio was 7.51%.

     Covenant's ability to maintain the required levels of capital is substantially dependent upon the success of Covenant's capital and business plans, the impact of future economic events on Covenant's loan customers, and Covenant's ability to manage its interest rate risk and control its growth and other operating expenses.

     A bank that is not in compliance with applicable federal or state capital requirements may be subject to certain growth restrictions, issuance of a capital directive by the appropriate regulator, and various other possible enforcement actions by the appropriate regulators, including a cease and desist order, civil money penalties, and the establishment of restrictions on operations. In addition, the institution could be subject to appointment of a receiver or conservator or a forced merger into another institution.

     Prompt Corrective Action. In addition to the foregoing capital requirements, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established a system of "prompt corrective action" with respect to banks that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." At December 31, 1996, Covenant was "well capitalized." The following table sets forth the minimum capital ratios that a bank must satisfy in order to be considered well capitalized or adequately capitalized under FDIC regulations and Covenant's ratios at December 31, 1996:


                                  Adequately       Well           Covenant at
                                 Capitalized    Capitalized    December 31, 1996
                                 -----------    -----------    -----------------

Total Risk-Based Capital Ratio       8%             10%             13.20%

Tier 1 Risk-Based Capital Ratio      4%              6%             11.98%

Leverage Ratio                       4%              5%              7.51%


     If a bank does not meet all of the minimum capital ratios necessary to be considered adequately capitalized, it will be considered undercapitalized, significantly undercapitalized or critically undercapitalized, depending on the amount of the shortfall in its capital.

     If its principal federal regulator determines that an adequately capitalized institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, it may require the institution to submit a corrective action plan, restrict its asset growth and prohibit branching, new acquisitions and new lines of business. An institution's principal federal regulator may deem it to be engaging in an unsafe or unsound practice if it receives a less than satisfactory rating for asset quality, management, earnings or liquidity in its most recent examination.

     Among other possible sanctions, an undercapitalized depository institution may not pay dividends and is required to submit a capital restoration plan to its principal federal regulator. If an undercapitalized depository institution fails to submit or implement an acceptable capital restoration plan, it can be subjected to more severe sanctions, including an order to sell sufficient voting stock to become adequately capitalized. Generally, FDICIA requires the appropriate federal regulator to appoint or receive a conservator for an institution that is critically undercapitalized.

     Deposit Insurance. The FDIC has adopted deposit insurance regulations under which insured institutions are assigned to one of the following three capital groups based on their capital levels: "well-capitalized," "adequately capitalized" and "undercapitalized." Banks in each of these three groups are further classified into three subgroups based upon the level of supervisory concern with respect to each bank. The resulting matrix creates nine assessment risk classifications to which are assigned deposit insurance premiums ranging from 0.00% for the best capitalized, healthiest institutions to 0.27% for undercapitalized institutions with substantial supervisory concerns. In addition, Covenant is subject to semi-annual assessments by the FDIC relating to interest payments on Financing Corporation (FICO) Bonds issued in connection with the resolution of the thrift industry crisis.

     Limits on Dividends and Other Payments. As a bank chartered under the laws of the State of New Jersey, Covenant may not declare a cash dividend or a stock dividend unless, following payment of the dividend, the capital stock of Covenant will be unimpaired and Covenant will have surplus of at least 50% of its capital stock or, if not, the payment of the dividend will not reduce surplus.

     In addition, the FDIC and the Department of Banking are authorized to determine under certain circumstances relating to the financial condition of Covenant that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or unsound practice.

     Federal Home Loan Bank System. Covenant is a member of the FHLB of New York, which is one of 12 regional FHLBs. As a member of the FHLB, Covenant is required to purchase and maintain stock in the FHLB of New York in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, 5% (or such greater fraction as established by FHLB) of outstanding FHLB advances, or 0.3% of total assets. At December 31, 1996, Covenant had $4.5 million in FHLB of New York stock which was in compliance with this requirement. Covenant has received dividends on its FHLB stock.

     Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board (the "FHFB").

     Activities and Investments. Pursuant to FDICIA, the activities and equity investments of FDIC-insured state-chartered banks are generally limited to those that are permissible for national banks, notwithstanding powers which may be granted under state law.

     Interstate Banking and Branching Legislation. Legislation enacted in 1994 is eliminating many restrictions on interstate banking. Effective September 29, 1995, this legislation authorized interstate acquisitions of banks by bank holding companies without geographic limitations. Beginning June 1, 1997, the legislation will eliminate certain restrictions on interstate branching under federal law in states that have not passed legislation prohibiting interstate branching, except that de novo branching or acquisition of a branch in another state without acquisition of the entire bank will only be permitted if expressly permitted by the law of the state in which such branch would be located. Interstate branching prior to June 1, 1997 will be possible in states that pass laws affirmatively authorizing such interstate branching. Prior to this legislation, interstate acquisitions of banks have required affirmative authorization in state law, and interstate branching has been possible only to a very limited degree. The effect of this legislation on Covenant cannot be predicted at this time.


Item 2 - Properties


      Covenant has sixteen personal banking centers in southern New Jersey, in the communities of Haddonfield, Moorestown, Waterford Township, Sicklerville, Voorhees, Linwood, Cape May Court House, the Greater Wildwoods, Vineland, Hammonton, Avalon, Sea Isle City, Cape May, Mt. Laurel and Cherry Hill. Covenant also has administrative offices adjacent to its main office in Haddonfield, New Jersey, and an operating center in Voorhees, New Jersey.

      Covenant leases its main office pursuant to a lease with an initial term of ten years ending October 31, 1997. The lease also contains two separate five-year renewal options and a right of first refusal in the event of sale by the landlord during the term of the lease. Covenant also leases its Linwood, Cape May Court House, Sea Isle City, Cape May, Hammonton, Mt. Laurel and Cherry Hill (land lease only) personal financial centers, and its administrative offices adjacent to its main office.


     Covenant owns all of its other personal financial centers and its Voorhees operations center free and clear of any mortgages or other material liens.


Item 3 - Legal Proceedings

     There are no material legal proceedings to which Covenant is a party or to which any of its property is subject. From time to time, Covenant is a party to various legal proceedings incident to its business.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

     To the knowledge of the Bank, based solely upon a review of Forms F-7, Forms F-8 and Forms F-8A, and amendments thereto, furnished to the Bank, and representations of such persons to the Bank, no director, officer or beneficial owner of more than 10% of any class of the Bank's capital stock has failed to file on a timely basis any report required by Section 16(a) of the Securities Exchange Act of 1934, as amended.


  Security Ownership of Certain Beneficial Owners.


     The following table describes, to the Bank's knowledge, the security ownership of those persons who own beneficially more than five percent (5%) of the Bank's Common Stock as of April 11, 1997:


Name and Address                  Amount and Nature of              Percent
of Beneficial Owner              Beneficial Ownership (1)           of Class
-------------------              ------------------------           --------
Richard A. Hocker                   199,209 shares (2)                6.50%
107 E. Cottage Avenue
Haddonfield, NJ 08033

----------

(1) The information in this table is based on information furnished by the respective stockholders. Shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in such shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Includes (i) 3,995 shares owned by Mr. Hocker's wife and 1,363 shares owned in custodial and trust accounts for the benefit of Mr. Hocker's daughter, and (ii) 129,365 shares issuable under stock options exercisable currently or within 60 days by Mr. Hocker.


  Security Ownership of Directors and Directors and Officers as a Group.


     The following table describes the security ownership of each director, each named executive officer and all directors and executive officers as a group as of April 11, 1997:



                                                                    Series A                   Series B
                                      Common Stock              Preferred Stock            Preferred Stock
                                      ------------              ---------------            ---------------

                                  Amount(1)   Percent       Amount(1)     Percent       Amount(1)      Percent
                                  ---------   -------       ---------     -------       ---------      -------
Directors:
Barry M. Abelson ..........       4,213(2)        * %         --            -- %            800             * %
Thomas V.G. Brown .........       2,729           *          7,000         5.06            --               --
William T. Carson, Jr .....      49,824(3)      1.68         3,000         2.17           2,000           1.24
John J. Gallagher, Jr .....      66,600(4)      2.25         4,000(5)      2.89           6,046(6)        3.74
Gary E. Greenblatt ........      29,482(7)      1.00          --             --             272(8)        *
Richard A. Hocker .........     199,209(9)      6.50         5,000(10)     3.62          37,000(11)      22.88
James R. Iannone ..........      58,862(12)     2.00          --             --            --              --
Joseph Maressa, Sr ........      41,131(13)     1.40          --             --           4,000           2.47
Charles E. Sessa, Jr ......      55,727(14)     1.87          --             --             440           *
Kyle W. Will ..............       4,897(15)       *          2,000         1.45%          2,000           1.24

Named Executive Officers
Kenneth R. Mancini, Jr ....      27,873(16)       *           --             --             300           0.19
J. William Parker, Jr .....      13,569(17)       *           --             --             320(18)       *
Eugene D. D'Orazio, Jr ....       7,760(19)       *           --             --             148           *
All directors and executive
  officers as a group
  (13 Persons) ............     561,876(20)    17.37%       21,000        15.18%         53,326          32.98%


----------
* indicates less than 1%

(1) The information in this table is based on information furnished by the respective stockholders. Shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in such shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2) Includes 3,534 shares issuable under stock options exercisable currently or within 60 days by Mr. Abelson.

(3) Includes 28,276 shares issuable under stock options exercisable currently or within 60 days by Mr. Carson.


(4) Includes (i) 3,320 shares owned by Mr. Gallagher's wife, with respect to which beneficial ownership is disclaimed, 25,928 shares owned jointly with Mr. Gallagher's wife, 678 shares owned by his son and 320 shares owned in a custodial account for the benefit of Mr. Gallagher's daughter; (ii) 6,825 shares owned by Gallagher Associates Pension Trust Fund, in which Mr. Gallagher is a participant and as to which beneficial ownership is disclaimed; and (iii) 29,529 shares issuable under stock options exercisable currently or within 60 days by Mr. Gallagher.

(5) Includes 2,000 shares owned by Gallagher Associates Pension Trust Fund, in which Mr. Gallagher is a participant and as to which beneficial ownership is disclaimed and 2,000 shares owned jointly with Mr. Gallagher's wife.

(6) Includes (i) 2,660 shares owned by Gallagher Associates Pension Trust Fund, in which Mr. Gallagher is a participant and as to which beneficial ownership is disclaimed, (ii) 25 shares owned by Mr. Gallagher's wife, as to which beneficial ownership is disclaimed and (iii) 3,361 shares owned jointly with Mr. Gallagher's wife.


(7) Includes (i) 3,149 shares owned by Mr. Greenblatt's wife, as to which beneficial ownership is disclaimed, and 531 shares in a custodial account for the benefit of Mr. Greenblatt's daughter; and (ii) 1,097 shares issuable under stock options exercisable currently or within 60 days by Mr. Greenblatt.

(8) Shares owned by Mr. Greenblatt in a custodial account for the benefit of Mr. Greenblatt's daughter.

(9) Includes (i) 3,995 shares owned by Mr. Hocker's wife, as to which beneficial ownership is disclaimed, and 1,363 shares owned in a custodial account for the benefit of Mr. Hocker's daughter; and (ii) 129,365 shares issuable under stock options exercisable currently or within 60 days by Mr. Hocker.

(10) Includes 1,725 shares owned by Mr. Hocker's wife, as to which beneficial ownership is disclaimed.

(11) Includes 800 shares owned by Mr. Hocker's wife, as to which beneficial ownership is disclaimed.

(12) Includes (i) 25,138 shares as to which Mr. Iannone holds the power to vote pursuant to a power of attorney; and (ii) 1,724 shares owned in a custodial account for the benefit of Mr. Iannone's daughters.

(13) Includes 3,534 shares issuable under stock options exercisable currently or within 60 days by Mr. Maressa.


(14) Includes (i) 22 shares held by Mr. Sessa's wife in a custodial account for the benefit of Mr. Sessa's son; and (ii) 51,328 shares issuable under stock options exercisable currently or within 60 days by Mr. Sessa.


(15) Includes 3,534 shares issuable under stock options exercisable currently or within 60 days by Mr. Will.

(16) Includes 27,143 shares issuable under stock options exercisable currently or within 60 days by Mr. Mancini.

(17) Includes 12,931 shares issuable under stock options exercisable currently or within 60 days by Mr. Parker.

(18) Shares owned by Mr. Parker in a custodial account for the benefit of Mr. Parker's daughters.

(19) Includes 7,323 shares issuable under stock options exercisable currently or within 60 days by Mr. D'Orazio.

(20) Includes 297,594 shares issuable under stock options which are currently exercisable or become exercisable within 60 days.

                                     Part II

Item 5 - Market for the Bank's Common Stock and Related
         Security Holder Matters

     The Bank's Common Stock is traded on the NNM under the symbol "CNSK." There are currently five market makers in Covenant Stock including: Janney Montgomery Scott Inc., Wheat First Butcher Singer, and Ryan, Beck & Co., Inc.

     Set forth below for each quarter of 1995 and 1996 are the low and high prices of the Bank's Common Stock during the fiscal quarter as reported by the NASDAQ National Market, Inc.

    1995                                       Low             High
    ----                                       ---             ----
    1st Quarter........................      $ 7.60           $ 9.05
    2nd Quarter........................        7.60             8.76
    3rd Quarter........................        8.34             9.42
    4th Quarter........................        8.76            12.47

    1996
    ----
    1st Quarter........................      $10.89           $11.57
    2nd Quarter........................       11.32            11.79
    3rd Quarter........................       11.32            12.97
    4th Quarter........................       12.00            14.75

----------
Note: The above prices have been adjusted to reflect all stock dividends issued on the Common Stock.

     The Bank has never paid a cash dividend on its Common Stock. The Bank has paid quarterly dividends of $.375 per share with respect to the Bank Preferred Stock, in accordance with the terms of the Bank Preferred Stock. Holders of the Preferred Stock are entitled to receive non-cumulative dividends at the rate of 6% of par value per annum before dividends are declared with respect to Bank Common Stock for such year. The declaration of such dividends, however, is discretionary with the Board of Directors. In the event the Board of Directors chooses not to declare a dividend in any year, such arrearage will not accumulate or be payable in future years, even though the Bank has earnings in such year. See "DESCRIPTION OF HOLDING COMPANY SECURITIES AND COMPARISON OF STOCKHOLDERS' RIGHTS."

     The Bank is subject to regulatory limitations on the payment of dividends. As a New Jersey bank, the Bank may not declare a cash dividend or a stock dividend unless, following payment of the dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of at least 50% of its capital stock or, if not, the payment of the dividend will not reduce the surplus of the Bank. In addition, the Department of Banking or the FDIC may restrict the ability of the Bank to pay dividends in certain circumstances, including if such payment would constitute an unsafe or unsound banking practice, if the Bank is not meeting certain capital requirements, or if the Bank is in default of any assessment to the FDIC.

Item 6 - Selected Financial Data

                                  COVENANT BANK
                              FINANCIAL HIGHLIGHTS

in thousands, except per share amounts                                           Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                    1996             1995           1994              1993              1992
                                                    ----             ----           ----              ----              ----
Balance Sheet Data
Total assets                                      $414,634         $347,161        $316,722          $274,351         $210,129
Loans receivable, net                              238,185          201,666         190,037           179,825          145,371
Investments available for sale                     132,578           57,178          16,823            20,604           17,034
Investments held to maturity                        11,687           50,343          79,518            24,923           12,422
Deposits                                           277,465          262,752         235,821           244,015          186,187
Stockholders' equity                                29,251           29,909          22,376            21,645           20,288


Book value per share (5)                             $7.45            $7.54           $6.44             $6.24            $5.85


Income Statement Data
Net interest income                                 14,934           13,668          12,140             9,697            7,344
Provision for loan losses                              636              314             682             1,043              947
Non-interest income                                  1,090              844             779               799              811
Non-interest expense                                12,337 (1)       11,121          11,296             8,769            6,310
Income before income tax                             3,051 (1)        3,077             941               684              898
Net income                                        $  1,850 (4)     $  2,379        $  1,281          $  1,373         $    712
                                                  ========         ========        ========          ========         ========

Operating earnings - pre-tax                      $  4,701 (2)     $  3,077        $  2,077 (3)      $    684         $    898
                                                  ========         ========        ========          ========         ========

Average common shares outstanding                    4,069            3,761           3,535             3,454            3,018
Earnings per share                                   $0.45 (4)        $0.63           $0.36             $0.40            $0.24

Net interest margin                                   4.10%            4.37%           4.50%             4.24%            3.86%

Profitability Statistics
Pre-tax operating return on average assets            1.21%            0.93%           0.73%             0.28%            0.45%
Return on average assets                              0.48 (4)         0.72            0.45              0.56             0.35


Return on average common equity                       6.30 (4)         9.53            5.72              6.68             4.30


Book value per share excluding
 FAS 115 valuation adjustment                        $7.53            $7.24           $6.51             $6.20            $5.85


Non-performing assets/total period end assets         0.86             1.44            1.73              1.91             1.83
Allowance/non-performing loans                      105.23            86.84           77.95             86.33           137.42
Allowance/total loans                                 1.25             1.56            1.87              2.00             1.81
Net charge-offs/average loans outstanding             0.36             0.37            0.38              0.77             0.46

Capital Measures


Average stockholders' equity/average assets           7.56%            7.66%           7.70%             8.49%            8.24%


Leverage ratio                                        7.51             8.49            7.42              7.87             9.88
Tier 1 capital ratio                                 11.98            13.62           11.68             11.52            13.88
Total capital ratio                                  13.20            14.87           12.94             12.78            14.83
Number of full-service offices                          15               14              13                11                6


----------

Note: All data has been restated to reflect the 1996 merger with 1st Southern State Bank.

     All share data has been restated for all stock dividends issued on common stock to date.

     Covenant has not paid cash dividends on common stock to date; therefore, dividend payout ratio is not applicable.

(1) Includes pre-tax merger-related costs of $1,147,000 and pre-tax one-time SAIF recapitalization assessment of $503,000.

(2) Excludes pre-tax merger-related costs of $1,147,000 and pre-tax one-time SAIF recapitalization assessment of $503,000.

(3) Excludes pre-tax merger-related costs of $1,136,000 recorded for the Landis Savings Bank, S.L.A. acquisition.

(4) Excluding after-tax merger-related costs of $860,000 and after-tax one-time SAIF assessment of $323,000, operating earnings data is as follows:

                                                      1996
                                                      ----
         Operating earnings                          $3,033
         Operating earnings per share                 $0.75
         Operating return on average assets            0.78%
         Operating return on average common equity    11.63%



(5)  Book value per share calculation includes SFAS 115 valuation adjustment.

Item 7 - Management's Discussion and Analysis of Financial
         Condition and Results of Operations



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This discussion is presented in conjunction with and should be read with the audited financial statements and the accompanying notes contained herein of Covenant Bank ("Covenant" or "the Bank") for the years 1996, 1995 and 1994. Tabular information is presented throughout this report in thousands of dollars, except for share and per share data.

Summary

     On September 27, 1996, Covenant consummated its acquisition of 1st Southern State Bank ("1st Southern"), thus adding three personal financial centers and $47.2 million to Covenant's assets. The pooling of interests method of accounting was used for this transaction and accordingly the financial statements contained herein have been restated to include 1st Southern for all periods presented. The acquisition resulted in the conversion of 1st Southern common stock outstanding as of September 27, 1996 to Covenant common stock at a rate of 1.55 shares of Covenant common stock for each share of 1st Southern common stock.

     Covenant recorded net income of $1.9 million, or $0.45 per share, for the year ended December 31, 1996. Net income includes one-time merger-related costs of $1,147,000 ($860,000, after-tax) (A) recorded in 1996 associated with the 1st Southern transaction. Net income for the year ended December 31, 1996 also includes a non-recurring Savings Association Insurance Fund ("SAIF") assessment of $503,000 ($322,700, after-tax). Excluding the merger-related costs and the SAIF assessment, Covenant reported for the year ended December 31, 1996 operating earnings of $3.0 million, or $0.75 per share, compared to $2.4 million, or $0.63 per share, for the year ended December 31, 1995. Covenant recorded net income of $1.3 million, or $0.36 per share, for the year ended December 31, 1994. Net income in 1994 included merger-related costs ($917,000, after-tax) as a result of Covenant's acquisition of Landis Savings Bank, S.L.A.

     Pre-tax operating earnings increased to $4.7 million or 52% (excluding the one-time merger related costs and non-recurring SAIF assessment) for the year ended December 31, 1996, compared to $3.1 million for 1995 and $2.1 million for 1994 (adjusted for pre-tax merger-related costs of $1.1 million). Covenant's enhanced pre-tax operating earnings performance in 1996 reflects higher net interest income primarily due to increased loan and investment balances, a reduction in the provision for loan losses (exclusive of $481,000, as described in Note A below), and increases in non-interest income coupled with a stabilization of non-interest expenses.

     Return on average assets was 0.48% and return on average common equity was 6.30% for the year ended December 31, 1996. Excluding the one-time merger-related costs and SAIF assessment, return on average assets was 0.78% and return on average common equity was 11.63% for the year ended December 31, 1996, compared to 0.72% and 9.53%, respectively, for the year ended December 31, 1995, and 0.45% and 5.72%, respectively, for the year ended December 31, 1994.


----------

(A) One-time merger-related charges consist of $666,000 of merger costs and a $481,000 provision for loan losses recorded during 1996 to align the two Banks' allowance for loan loss methodologies as to the credit and non-performing process. The total one-time merger-related charges of $1,147,000 are equal to $860,000 on an after-tax basis.

     In 1996, Covenant reached record levels of total assets, loans, investments and deposits. Total assets at December 31, 1996 equaled $414.6 million; representing an increase of $67.5 million or 19% over December 31, 1995 balances. Net loans increased 18% during 1996 to reach $238.2 million, compared to $201.7 million at December 31, 1995. Total investments grew to $144.3 million or 34% at December 31, 1996 from December 31, 1995's balance of $107.5 million. Total deposits reached $277.5 million at December 31, 1996, compared to $262.8 million at December 31, 1995. Total stockholders' equity stood at $29.3 million at December 31, 1996 compared to $29.9 million as of December 31, 1995.

     Non-performing assets at December 31, 1996 decreased $1.4 million or 28% to $3.6 million from $5.0 million at year-end 1995. Non-performing loans at December 31, 1996 amounted to $2.9 million, representing a 25% decrease from 1995's balance of $3.8 million. Non-performing loans as a percentage of total loans decreased to 1.19% at December 31, 1996, from 1.87% at December 31, 1995 as Covenant continued to identify and aggressively pursue problem credits. The allowance for loan loss as a percentage of non-performing loans increased to 105.23% at December 31, 1996, from 86.84% at December 31, 1995.


                             RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

     Net interest income is the difference between interest earned on loans and investments and interest incurred on deposits and other borrowed funds. Net interest income is affected by changes in both interest rates and the amounts of interest-earning assets and interest-bearing liabilities outstanding.

     Net interest income represents the principal source of income for Covenant Bank. Net interest income for the year 1996 was $14.9 million, compared to $13.7 million for 1995. The improvement in net interest income is directly related to the increase in average interest-earning assets for the year 1996 by $51.6 million or 16%, as compared to the average interest-earning asset balance in 1995. The increase in average interest-earning assets during 1996 as compared to 1995 was attributable to a $25.8 million or 13% growth in average loans and a $25.8 million or 22% growth in average investments.

     The yield on average interest-earning assets decreased by 32 basis points to 7.99% for 1996, compared to 8.31% for 1995, and was directly responsible for the 27 basis point decrease in the Bank's net interest margin between 1995 and 1996. The net interest margin for 1996 was 4.10%, compared to 4.37% for 1995. Competition in the southern New Jersey marketplace with respect to loan pricing has compelled Covenant to price loans and deposits to remain competitive and to draw and maintain market share.

     Net interest income for 1995 totaled $13.7 million compared to $12.1 million for 1994, representing an increase of $1.6 million. In 1995, average interest-earning assets increased by $42.8 million or 16% over 1994's balances. The increase in average interest-earning assets during 1995 as compared to 1994 was primarily attributable to a $34.8 million increase in the average investment portfolio balance, as well as a $8.1 million increase in the average loan portfolio. The yield on average interest-earning assets increased by 83 basis points to 8.31% for 1995, compared to 7.48% for 1994, but offsetting this increase was an increase in the cost of funds for interest-bearing liabilities of 111 basis points between 1994 and 1995, which contributed to the 13 basis point decrease in the net interest margin.

     Table 1 provides for each of the years 1996, 1995 and 1994 an analysis of the following: (i) average assets, liabilities and stockholders' equity, (ii) net interest income and the interest income earned and interest expense incurred for each major component of interest-earning assets and interest-bearing liabilities, as well as average rates earned and incurred, (iii) the net interest spread (the difference between the average yield earned on assets and the average rate incurred on liabilities) and (iv) the net yield on average interest-earning assets (the net interest margin).

                                              1996                              1995                              1994
                                              ----                              ----                              ----
                                 Average              Average       Average              Average      Average               Average
                                 Balance   Interest    Rate         Balance    Interest   Rate        Balance    Interest    Rate
                                 -------   --------    ----         -------    --------   ----        -------    --------    ----
Assets
Loans:(1)
 Commercial                     $ 65,244    $ 6,127    9.39%       $ 58,821    $ 5,885   10.00%      $ 59,333    $ 5,013     8.45%
 Mortgage                        126,888     11,338    8.94         111,079     10,234    9.21        105,317      9,083     8.62
 Consumer                         31,584      2,774    8.78          28,012      2,635    9.41         25,201      2,207     8.76
                                --------    -------    ----        --------    -------   -----       --------    -------     ----
     Total loans                 223,716     20,239    9.05         197,912     18,754    9.48        189,851     16,303     8.59
                                --------    -------    ----        --------    -------   -----       --------    -------     ----
Investments:
 Federal funds sold                6,867        366    5.33           9,715        572    5.89         15,573        569     3.65
 Other short-term
   investments                      --         --       --             --         --        --          1,395         49     3.51
 Investment securities           133,755      8,493    6.35         105,140      6,673    6.35         63,105      3,267     5.18
                                --------    -------    ----        --------    -------   -----       --------    -------     ----
     Total investments           140,622      8,859    6.30         114,855      7,245    6.31         80,073      3,885     4.85
                                --------    -------    ----        --------    -------   -----       --------    -------     ----
       Total interest-earning
        assets                   364,338     29,098    7.99%        312,767     25,999    8.31%       269,924     20,188     7.48%
                                            -------    ----                    -------   -----                   -------     ----

Allowance for loan losses         (3,087)                            (3,486)                           (4,026)
Cash and due from banks           10,021                              9,292                             9,801
Other assets                      15,644                             12,428                            10,652
                                --------                           --------                          --------
      Total Assets              $386,916                           $331,001                          $286,351
                                ========                           ========                          ========

Liabilities and
 Stockholders' Equity
Deposits:
 Interest-bearing demand        $ 27,644    $   592    2.14%       $ 24,730    $   518    2.09%      $ 23,641   $    416    1.76%
 Statement savings                43,221      1,038    2.40          42,849      1,132    2.64         51,927      1,269    2.44
 Money market                     21,906        639    2.92          22,494        630    2.80         28,041        681    2.43
 Time deposits                   138,833      7,374    5.31         129,107      6,852    5.31        112,166      4,585    4.09
                                --------    -------    ----        --------    -------   -----       --------    -------    ----
    Total interest-bearing
      deposits                   231,604      9,643    4.16         219,180      9,132    4.17        215,775      6,951    3.22
FHLB advances and reverse
 repurchase agreements            83,443      4,521    5.42          54,667      3,199    5.85         21,570      1,097    5.09
                                --------    -------    ----        --------    -------   -----       --------    -------    ----
    Total interest-bearing
      liabilities                315,047     14,164    4.50         273,847     12,331    4.50        237,345      8,048    3.39
                                            -------    ----                    -------   -----                   -------    ----
Non-interest bearing deposits     39,331                             29,562                            24,414
Other liabilities                  3,278                              2,224                             2,532
Stockholders' equity              29,260                             25,368                            22,060
                                --------                           --------                          --------
    Total Liabilities and
      Stockholders' Equity      $386,916                           $331,001                          $286,351
                                ========                           ========                          ========

Net Interest Income/Spread                  $14,934    3.49%                    $13,668   3.81%                 $ 12,140     4.09%
                                            =======    ====                     =======   ====                  ========     ====
Net Interest Margin                                    4.10%                              4.37%                              4.50%
                                                       ====                               ====                               ====


----------
(1) Includes non-accruing loans. The effect of including such loans is to reduce the average rate earned on Covenant's loans.

     Table 2 presents the major factors that contributed to the changes in net interest income for the years ended December 31, 1996 and 1995 as compared to the respective previous periods. Amounts in brackets represent a decrease in interest income or expense.


                                                                              Year Ended December 31,
                                            ----------------------------------------------------------------------------------------
                                                            1996 vs. 1995                              1995 vs. 1994
                                            ----------------------------------------------------------------------------------------
                                                                              Total                                         Total
                                                                   Rate/    Increase                              Rate/    Increase
                                            Volume      Rate      Volume   (Decrease)       Volume     Rate      Volume   (Decrease)
                                            ------      ----      ------   ----------       ------     ----      ------   ----------

Interest income:
     Commercial                            $   642    ($  361)   ($   39)   $   242        ($   43)   $   923   ($    8)   $   872
     Mortgage                                1,456       (309)       (43)     1,104            496        620        35      1,151
     Consumer                                  336       (174)       (23)       139            246        164        18        428
     Federal funds sold                       (168)       (54)        16       (206)          (214)       348      (131)         3
     Other short-term investments             --         --         --         --              (49)       (49)       49        (49)
     Investment securities                   1,816          3          1      1,820          2,177        738       491      3,406
                                           -------    -------    -------    -------        -------    -------   -------    -------
        Total interest-earning assets        4,082       (895)       (88)     3,099          2,613      2,744       454      5,811
                                           -------    -------    -------    -------        -------    -------   -------    -------


Interest expense
      Interest-bearing demand                   61         12          1         74             20         79         3        102
      Statement savings                         10       (103)        (1)       (94)          (222)       103       (18)      (137)
      Money market                             (16)        27         (2)         9           (135)       104       (20)       (51)
      Time deposits                            516          5          1        522            692      1,368       207      2,267
      Borrowed funds                         1,684       (237)      (125)     1,322          1,684        165       253      2,102
                                           -------    -------    -------    -------        -------    -------   -------    -------
        Total interest-bearing
         liabilities                         2,255       (296)      (126)     1,833          2,039      1,819       425      4,283
                                           -------    -------    -------    -------        -------    -------   -------    -------

Net change in net interest income          $ 1,827    ($  599)   $    38    $ 1,266        $   574    $   925   $    29    $ 1,528
                                           =======    =======    =======    =======        =======    =======   =======    =======

Non-Interest Income

     Non-interest income for the year ended December 31, 1996 totaled $1,090,000, compared to $844,000 for the same period of 1995, representing an increase of $246,000 or 29%. As Covenant continues to grow, management continues to focus on its core business to generate a greater base of non-interest income. Service charges on deposit accounts equaled $631,000 for 1996, an increase of $257,000 or 69% over 1995's level. The level of these fees have been enhanced by additional transaction volume and a significant increase in core deposit accounts. Loan servicing-related income amounted to $274,000 for 1996, compared to $248,000 in 1995. The increases in service charges on deposit accounts and loan servicing income was slightly offset by a $36,000 decrease in other income to $185,000 for 1996 from $221,000 for 1995 due to the discontinuance of a fee-based residential loan origination program during the latter part of 1995, offset by the implementation of ATM surcharging beginning in the second quarter of 1996.

     Non-interest income for the year ended December 31, 1995 totaled $844,000, compared to 1994's level of $779,000, representing an increase of $65,000 or 8%. Service charges on deposit accounts amounted to $374,000, representing a $74,000 or 25% increase over 1994's service charges. Loan servicing-related income for 1995 was $248,000, compared to $227,000 for the year ended December 31, 1994. Other income increased $17,000 between 1994 and 1995. The Bank reported gains on the sale of loans totaling $46,000 for the year ended December 31, 1994, which represented gains on the sale of mortgage loans which were recognized by Landis Savings Bank, S.L.A. ("Landis") prior to its acquisition by Covenant in September 1994.

Non-Interest Expense

     For 1996, non-interest expenses were $12.3 million, compared to $11.1 million for 1995. Expenses for 1996 included $666,000 of pre-tax merger costs associated with the 1st Southern acquisition and the pre-tax SAIF assessment of $503,000. Excluding these one-time charges, total non-interest expenses equaled $11.2 million for the twelve months ended December 31, 1996, compared to $11.1 million for the twelve month period ending December 31, 1995, representing a less than 1% increase. Total salaries and employee benefits were $6.4 million for 1996, compared to $6.0 million for 1995. The increase of $331,000 between 1995 and 1996 is primarily attributable to additional personnel to staff Covenant's new personal financial centers in Cape May Court House, Hammonton, Linwood and Mount Laurel, New Jersey coupled with staff additions to the commercial lending group during the latter part of 1995 to better position Covenant to take advantage of current and future opportunities in the commercial lending market.

     Occupancy costs equaled $1.6 million for 1996, compared to $1.4 million for 1995. The $207,000 increase in occupancy costs in 1996 over 1995 is attributable to expenses associated with the above-mentioned new personal financial centers and the establishment of an operations center in Voorhees, NJ during the second quarter of 1996. In 1996, a decrease of $145,000 occurred in data processing and other service costs due to Covenant's conversion to a more cost-efficient, state-of-the-art data processing system in September of 1996. Federal insurance premiums include the above-mentioned pre-tax SAIF recapitalization assessment of $503,000. Excluding the non-recurring assessment, federal insurance premiums decreased $206,000 in 1996 compared to 1995 due to a reduction in the Bank Insurance Fund premium rates. Advertising and promotion expenses decreased
$35,000 to equal  $173,000  for the year 1996,  compared to  $208,000  for 1995.
Other expenses for 1996 were $1.6 million, compared to $1.7 million for 1995, representing a decrease of 6%. This decrease was attributable to the implementation of cost-containment strategies, which contributed to an improvement in Covenant's efficiency ratio to 69.25% for 1996, (excluding the one-time merger costs and non-recurring SAIF assessment), compared to 76.19% for 1995.

     For 1995, non-interest expenses were $11.1 million, compared to $11.3 million for 1994, which included pre-tax merger-costs of $809,000 related to the Bank's acquisition of Landis in September 1994. Salaries and employee benefits expenses were $6.0 million in 1995, compared to $5.3 million for 1994. The increase of $721,000 between 1994 and 1995 was primarily attributable to additions to the commercial lending group to ensure adequate staffing to enable Covenant to take advantage of current and future market opportunities. Occupancy costs totaled $1.4 million in 1995, compared to $1.3 million in 1994. Professional services decreased $151,000 between 1994 and 1995. Due to a reduction in Bank Insurance Fund premium rates in 1995, federal insurance premium rates were $387,000, which is $234,000 lower than 1994's expense of $621,000. Other expenses were $1.7 million in 1995, compared to $1.5 million in 1994. This increase was due to increased credit report volume, and increased fees related to the growth in the investment portfolio.

     The ratio of non-interest expenses to average assets for the year ended December 31, 1996 improved to 2.89% (excluding pre-tax merger costs associated with the 1st Southern acquisition and the pre-tax one-time SAIF assessment) from 3.36% for 1995 and 3.66% for 1994 (excluding merger costs associated with the Landis acquisition).

                              FINANCIAL CONDITION

Loan Portfolio

     The lending function is Covenant's principal business activity, and Covenant continues its mission to serve as a reliable source of credit to a diverse customer base. Covenant lends primarily to commercial borrowers in the southern New Jersey marketplace. Covenant's loan portfolio is diversified among commercial, residential and consumer loans, with 35% of the total loan portfolio comprised of residential mortgage loans and consumer loans at December 31, 1996. Table 3 sets forth information regarding Covenant's loan portfolio as of December 31, for each of the years 1992 through 1996.



Loans By Type                          1996               1995               1994                 1993                1992
                                ----------------    ----------------   ----------------    -----------------    ----------------

                                Amount   Percent    Amount   Percent   Amount   Percent    Amount    Percent    Amount   Percent
                                ------   -------    ------   -------   ------   -------    ------    -------    ------   -------
Commercial
Collateralized by:
 1-4 family dwelling          $  5,435      2%    $  9,070      4%    $  7,635     4%     $  8,617      5%     $  7,032     5%
 multi-family, office
  building, retail center       15,500      6       13,739      7       11,840     6        11,127      6        10,969     7
 accounts receivable,
    inventory, fixed assets      9,744      4        9,240      4        9,449     5         6,639      4         7,233     5
 hotel, motel                    1,900      1        3,118      2        4,170     2         4,496      2         3,348     2
 fishing /agricultural           4,563      2        3,938      2        4,127     2         3,442      2         3,706     2
 land                            3,955      2        3,392      2        3,789     2         3,492      2         2,976     2
 CD's, stock, bonds              9,076      4        8,123      4        6,781     3        10,216      6         2,732     2
 other                           8,747      4        7,474      4        7,182     4         6,035      3         2,346     2
Unsecured                        6,431      3        4,423      2        5,551     3         5,161      3         5,651     4
                              --------    ---     --------    ---     --------   ---      --------    ---      --------   ---
    Total Commercial          $ 65,351     27%    $ 62,517     31%    $ 60,524    31%     $ 59,225     32%     $ 45,993    31%


Mortgage
Construction                     7,075      3%       3,346      2%       6,002     3%        4,872      3%        1,817     1%
Collateralized by:
  1-4 family                    52,563     22       43,193     21       43,912    23        45,615     25        35,985    24
  multi-family                   5,058      2        3,919      2        6,116     3         5,920      3         6,605     4
  office building               21,989      9       20,315     10       15,417     8        14,027      8        10,209     7
  retail center                 19,843      8       24,141     12       19,586    10        17,388      9        16,873    11
  hotel, motel                  13,183      5        9,823      5        7,587     4         5,643      3         2,644     2
  other                         22,628      9        9,007      4        8,369     4         7,348      4         7,194     5
                              --------    ---     --------    ---     --------   ---      --------    ---      --------   ---
    Total Mortgage            $142,339     59%    $113,744     54%    $106,989    55%     $100,813     55%     $ 81,327    55%


Consumer
Installment                      3,364      1%       3,730      2%       3,899     2%        2,527      1%        2,151     1%
Home equity                     30,262     13       25,372     13       22,902    12        21,307     12        19,345    13
Other                              134      0           55      0           28     0            12      0             5     0
                              --------    ---     --------    ---     --------   ---      --------    ---      --------   ---
    Total Consumer            $ 33,760     14%    $ 29,157     15%    $ 26,829    14%     $ 23,846     13%     $ 21,501    14%
                              --------    ---     --------    ---     --------   ---      --------    ---      --------   ---

Total Loans                   $241,450    100%    $205,418    100%    $194,342   100%     $183,884    100%     $148,821   100%
                              --------    ===     --------    ===     --------   ===      --------    ===      --------   ===
Unearned discounts and
  deferred loan fees              (249)               (557)               (682)               (389)                (751)
                              --------            --------            --------             --------            --------

Loans receivable              $241,201            $204,861            $193,660            $183,495             $148,070
                              ========            ========            ========            ========             ========


     The majority of Covenant's loans are located within the southern New Jersey marketplace, which is its only significant geographic concentration. During 1996, total loans increased $36.0 million or 18% from $205.4 million to $241.4 million. The increase in total loans has been concentrated within the commercial, commercial mortgage and residential loan portfolios. The increase in commercial and commercial mortgage loans outstanding during 1996 is directly related to a localized lending approach, coupled with personalized service and products that compete with larger institutions that enable Covenant to take advantage of current opportunities in the commercial lending market. The Bank's loan-to-deposit ratio was 87% at December 31, 1996 and 78% at December 31,1995. The majority of Covenant's loan portfolio is categorized as secured by commercial and real estate properties (including home equity loans). Unsecured loans at December 31, 1996 amounted to $6.4 million or 2.66% of total loans, compared to $4.4 million or 2.15% and $5.6 million or 2.86% of total loans at December 31, 1995 and 1994, respectively. Covenant's policy continues to emphasize well-collateralized and properly structured loans and the promotion of long-term quality relationships with financially strong borrowers.

     At December 31, 1996, commercial and commercial mortgage loans totaled $155.1 million, representing 64% of Covenant's total loan portfolio. Covenant directs its lending efforts toward small- and medium-sized businesses that operate within its marketplace.

     Residential mortgage and consumer lending are segments of the lending market in which Covenant has developed a presence. Residential mortgages are the second largest component of Covenant's loan portfolio, encompassing 22%. At December 31, 1996, residential mortgages totaled $52.6 million; the majority of these loans are collateralized by 1-4 family dwellings. In 1996, Covenant discontinued a program of origination and sale of residential mortgage loans (without recourse) to the secondary market. There were no loans held for sale at December 31, 1996, as compared to $936,000 and $494,000 as of December 31, 1995 and 1994, respectively. Consumer loans amounted to $33.8 million at December 31, 1996. The largest segment of the consumer loan portfolio is home equity loans, which are fixed borrowings or variable rate lines of credit, and totaled $30.3 million at December 31, 1996.

     Covenant services loans for the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal National Mortgage Association (FNMA). This service includes processing payments, maintaining escrow accounts, disbursing funds to FHLMC and FNMA, and engaging in collection activities, if necessary. The total amount of loans serviced for these parties was $14.4 million in 1996 and $16.0 million in 1995. Covenant received servicing fees of $75,000, $94,000, and $115,000 for 1996, 1995 and 1994, respectively.

     The maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range at December 31, 1996 are summarized in Table 4.


                       Within         One to           Over
                     One Year       Five Years      Five Years       Total
                     --------       ----------      ----------       -----

Commercial            $28,102         $31,870        $  5,379       $ 65,351
Mortgage                7,856          39,812          94,671        142,339
                      -------         -------        --------       --------
Total                 $35,958         $71,682        $100,050       $207,690
                      =======         =======        ========       ========



Fixed Rate            $ 9,085         $41,754        $ 63,611       $114,450
Variable Rate          26,873          29,928          36,439         93,240
                      -------         -------        --------       --------
Total                 $35,958         $71,682        $100,050       $207,690
                      =======         =======        ========       ========


Asset Quality

     Covenant manages asset quality and controls credit risk through diversification of its loan portfolio and the application of policies designed to foster sound underwriting and loan monitoring practices. Covenant's senior credit officer is charged with monitoring asset quality, establishing credit policies and procedures as approved by the Board of Directors, seeking the consistent application of these policies and procedures across the Bank, and adjusting policies as appropriate for changes in market conditions.

     The loan review process entails three levels of review, each made in accordance with the Bank's loan classification system. In general, the loan classification system makes use of the guidelines employed by federal and state regulators. At the first level, the Bank's loan officer reviews and assigns a rating to all new commercial and commercial real estate mortgage loans at the time of origination. At the second level, each loan officer's portfolio is independently reviewed by the loan review officer on a twelve-month schedule utilizing a threshold of $100,000 or more. The loan review officer reports directly to the Board of Directors and all findings are reported on a quarterly basis to the Loan Committee of the Board of Directors. The Bank, as part of its asset-monitoring procedures, requires officers to perform self-grading loan reviews, whereby each loan officer is responsible for self-grading his/her individual credits on a periodic basis, but not less than once a year. In addition, a monthly and quarterly reporting and review process is in place for monitoring those credits that have been identified as problematic or vulnerable in order to assess the Bank's progress in working toward a solution and to assist in determining an appropriate allowance for loan losses. These reports are reviewed with the Loan Committee of the Board and are reported to the full Board of Directors.

Non-Performing Assets

     Non-performing assets include loans that are not accruing interest (non-accruing loans), loans that have been restructured (a loan is categorized as restructured if the original interest rate on the loan, repayment terms, or both were restructured on a below-market basis, due to deterioration in the financial condition of the borrower), and real estate owned.

     Generally, loans are placed on non-accrual status when interest or principal becomes contractually 90 days past-due, unless, in Covenant's assessment, the value of collateral securing the loan adequately ensures the likelihood of the ultimate collection of all unpaid principal and interest and the loan is in the process of collection.

     Table  5  sets  forth  information  regarding   non-performing  assets  and
contractually past-due loans as of December 31, for each of the years 1992 through 1996.

                                                             December 31,
                                      ------------------------------------------------------------
                                       1996          1995         1994          1993         1992
                                       ----          ----         ----          ----         ----
Non-performing assets:
 Non-accruing loans:
   Commercial                         $1,734        $2,045       $2,376        $1,981       $1,197
   Mortgage                              931         1,536        1,526         1,943          556
   Consumer                              201           263          262           328          211
                                      ------        ------       ------        ------       ------
    Total                              2,866         3,844        4,164         4,252        1,964
 Restructured loans                      ---           ---          595             -            -
                                      ------        ------       ------        ------       ------
Total non-performing loans             2,866         3,844        4,759         4,252        1,964
 Real estate owned                       695         1,171          715           998        1,889
                                      ------        ------       ------        ------       ------
Total non-performing assets           $3,561        $5,015       $5,474        $5,250       $3,853
                                      ======        ======       ======        ======       ======
Accruing loans 90 days past due       $1,753        $  993       $2,124        $2,058       $  351
                                      ======        ======       ======        ======       ======
Non-performing loans as a
   percentage of loans                  1.19%         1.87%        2.45%         2.31%        1.32%
                                      ======        ======       ======        ======       ======
Non-performing assets as a
   percentage of loans
   and real estate owned                1.47%         2.43%        2.81%         2.84%        2.56%
                                      ======        ======       ======        ======       ======
Non-performing assets as a
   percentage of total assets           0.86%         1.44%        1.73%         1.91%        1.83%
                                      ======        ======       ======        ======       ======
Allowance as a percentage of
   non-performing loans               105.23%        86.84%       77.95%        86.33%      137.42%
                                      ======        ======       ======        ======       ======

     Non-accruing loans at December 31, 1996 and 1995 totaled $2.9 million and $3.8 million, respectively. Interest income recognized on non-accruing loans totaled $89,000 in 1996, $28,000 in 1995, and $195,000 in 1994. Had interest income on year-end non-accrual loans been paid at the contracted rates and due dates, Covenant would have recorded additional interest income in 1996, 1995 and 1994 of $273,000, $508,000, and $464,000, respectively. Restructured loans at December 31, 1994 totaled $595,000. Had interest income on restructured loans been paid in accordance with contracted rates, Covenant would have recorded additional interest income of $4,000 in 1994. There were no restructured loans at December 31, 1996, consequently, no interest income on restructured loans was recognized.

     Non-performing assets totaled $3.6 million or 1.47% of total loans and real estate owned at December 31, 1996, compared to $5.0 million or 2.43% of total loans and real estate owned at December 31, 1995. Non-performing loans at December 31, 1996 of $2.9 million represent a decrease of $978,000 when compared to December 31, 1995's balance of $3.8 million. At December 31, 1996, non-performing loans as a percentage of total loans were 1.19%, compared to 1.87% for 1995. These favorable variances show the significant progress Covenant has made in reducing problem loans primarily in the mortgage and commercial categories.

     The balance of real estate owned was $695,000 (six properties totaling $493,000 are residential) at December 31, 1996, compared to $1,171,000 at December 31, 1995. The decrease from 1995 to 1996 was due to the sale of fourteen properties for $1,319,000 offset by the addition of eight properties for $843,000, during 1996. The balance of real estate owned was $715,000 at December 31, 1994. All properties are reported at the lower of cost or fair value less estimated selling costs.

     The $760,000 increase in accruing loans 90 days past-due between December 31, 1995 and December 31, 1996 is related to the following: (1) two matured, well-collateralized commercial loans totaling $116,000 that are in the process of collection; (2) a $61,000 increase in commercial share loans that are 100% secured by certificates of deposit and are in the process of collection; (3) two commercial loans totaling $39,000 that are in the process of collection; (4) an increase of $544,000 in various residential and consumer loans that are well-collateralized and are in the process of collection.

Provision and Allowance for Loan Losses

     The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount considered by management to be adequate to absorb known and inherent losses in the portfolio. Management considers a variety of factors when establishing the allowance, such as the impact of current economic conditions, diversification of the loan portfolio, delinquency statistics, results of loan review and related classifications, the borrower's perceived financial and managerial strengths, the estimated adequacy of underlying collateral and other relevant factors. Consideration is also given to examinations performed by regulatory agencies.

     At December 31, 1996, the recorded investment in loans for which impairment has been recognized in accordance with FAS 114 and FAS 118 totaled $1.7 million, which have a valuation allowance of $199,000. Such valuation allowance is included in the allowance for loan losses.

     Table 6 sets forth information regarding Covenant's allowance for loan losses as of December 31, for each of the years 1992 through 1996.


                                                                December 31,
                                        -----------------------------------------------------------
                                         1996         1995         1994         1993         1992
                                         ----         ----         ----         ----         ----

Balance at beginning of period          $3,195       $3,623       $3,670       $2,699        $2,404
Acquired allowance for
       loan losses from NJS&L              ---          ---          ---        1,039           ---
Provision charged to
       operating expense                   636          314          682        1,043           947
Charge-offs:
        Commercial                        (449)        (865)        (877)      (1,208)         (366)
        Mortgage                          (417)         (68)        (125)         (20)         (283)
        Consumer                          (124)         (70)         (59)         (57)          (24)
                                        ------       ------       ------       ------        ------
Total Charge-offs                         (990)      (1,003)      (1,061)      (1,284)         (673)
Recoveries                                 175          261          332          173            21
                                        ------       ------       ------       ------        ------
Net charge-offs                           (815)        (742)        (729)      (1,111)         (652)
                                        ------       ------       ------       ------        ------
Balance at end of period                $3,016       $3,195       $3,623       $3,670        $2,699

Net charge-offs as a percentage of
        average loans                     0.36%        0.37%        0.38%        0.77%         0.46%
Allowance as a percentage of
        period-end loans                  1.25%        1.56%        1.87%        2.00%         1.81%
Allowance as a percentage of
        non-performing loans            105.23%       86.84%       77.95%       86.33%       137.42%
Allowance as a percentage of
        non-performing assets            84.70%       63.71%       66.19%       69.92%        70.05%



     Management is consistently informed of changes in economic indicators which may have impact, either positive or adverse, on asset quality, the allowance for loan losses, potential charge-offs and delinquencies.


     The provision for loan losses charged against earnings was $636,000 in 1996, compared to $314,000 in 1995, an increase of 103%. A substantial portion ($481,000) of the provision in 1996 was taken in connection with the acquisition of 1st Southern, and reflects the conformance of 1st Southern reserves for loan losses to the Bank's policies with respect thereto. Asset quality in the Bank's loan portfolio continues to be at reasonable levels. Net charge-offs as a percentage of average loans was 0.36% for 1996, compared to 0.37% for 1995. The Bank's allowance for loan losses as a percentage of non-performing loans and as a percentage of non-performing assets increased to 105.23% and 84.70%, respectively, at December 31, 1996, compared to 86.84% and 63.71%, respectively, at December 31, 1995.

     Table 7 sets forth Covenant's allocation of the allowance for loan losses as of December 31, for each of the years 1992 through 1996. The allocation of the allowance for loan losses in Table 7 is based upon historical experience and the Bank's review of each specific loan category in which future losses may ultimately occur. However, the entire allowance for loan losses is available to absorb further loan losses in any category. Covenant is unable to determine in which category future charge-offs and recoveries may occur.


                                                              December 31,
                 -------------------------------------------------------------------------------------------------------------------
                        1996                 1995                1994                    1993                     1992
                        ----                 ----                ----                    ----                     ----
                           % Of                  % Of                  % Of                  % Of                     % Of
                           Gross                 Gross                Gross                 Gross                    Gross
                 Amount   Loans (1)     Amount  Loans (1)    Amount   Loans (1)    Amount   Loans (1)      Amount   Loans (1)
                 -------------------------------------------------------------------------------------------------------------------

Commercial       $1,088      27%        $1,484     31%       $1,817     31%        $1,609      32%         $1,375      31%

Mortgage          1,619      59          1,390     54         1,427     55          1,302      55             827      55

Consumer            309      14            321     15           379     14            759      13             497      14
                 ------     ---         ------    ---        ------    ---         ------     ---          ------     ---

      Total      $3,016     100%        $3,195    100%       $3,623    100%        $3,670     100%         $2,699     100%
                 ======     ===         ======    ===        ======    ===         ======     ===          ======     ===

----------

(1) Represents the amount of loans in each category as a percentage of gross loans.

Note: Unallocated reserves have been allocated proportionately to each category.



Investment Securities

     Table 8 summarizes the fair value of investments available for sale and the amortized cost of investments held to maturity at December 31, 1996, 1995 and 1994, respectively. See Note 4 of "COVENANT BANK NOTES TO FINANCIAL STATEMENTS" for information relating to fair values.

                                                      December 31,
                                            --------------------------------
                                               1996       1995        1994
                                               ----       ----        ----
Investments Available For Sale
   U.S. Treasury                            $132,578    $57,178     $16,823
                                            ========    =======     =======


Investments Held to Maturity
   U.S. Treasury                                 ---     38,091      72,795
   Obligations of U.S. Government Agencies     7,209     10,596       6,745
   Federal Home Loan Bank Stock                4,478      1,656         900
                                            --------    -------     -------
Total Investments Held to Maturity          $ 11,687    $50,343     $80,440
                                            ========    =======     =======

     Investment securities were $144.3 million at December 31, 1996, compared to $107.5 million at December 31, 1995. The increase in investment securities during 1996 was the result of additional purchases of US Treasury Notes classified as "Available for Sale" which were funded with securities sold under agreements to repurchase, FHLB advances and deposits.

     In December, 1995, the Bank responded to a Special Report issued by the Financial Accounting Standards Board by reclassifying a portion of its investment securities from the "Held to Maturity" category to the "Available for Sale" category. Covenant reclassified US Treasury Notes with a book value of $45.4 million and a fair value of $46.8 million, resulting in a $0.9 million unrealized holding gain, after related income taxes, that was credited to stockholders' equity on the Statement of Financial Condition contained herein. Management reclassified only those securities with scheduled maturities beyond March 31, 1997 due to interest rate sensitivity issues.

     At December 31, 1996, the fair value of investments available for sale was $132.6 million, resulting in unrealized holding losses of $0.5 million. At December 31, 1995, the fair value of investments available for sale was $57.2 million, resulting in unrealized holding gains of $1.8 million.

     At December 31, 1996, investments held to maturity totaled $11.7 million, compared to $50.3 million at December 31, 1995 the decline is primarily due to maturities of $41.7 million during 1996. The fair values of these investments were $11.8 million at December 31, 1996 and $50.6 million at December 31, 1995, respectively.

     Investments held to maturity are classified as such and are carried at amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as investments available for sale and carried at fair value.

     Covenant's investment portfolio is comprised of US Government securities, Federal Agency mortgage-backed securities and Federal Home Loan Bank ("FHLB") stock. The portfolio generates substantial interest income, serves as a source of liquidity and is utilized as a tool in managing interest rate sensitivity. Portions of the portfolio are also used to secure public deposits and serve as collateral for repurchase transactions. The investment portfolio also plays a significant role in the asset/liability management process. Among other things, the investment portfolio is utilized to balance the interest sensitivity of the prime-based portion of the loan portfolio.

     Table 9 sets forth Covenant's securities portfolio by contractual maturity distribution and weighted average yield as of December 31, 1996.

                      One Year or Less  One to Five Years  Five to Ten Years  Over Ten Years  No Stated Maturity     Total
                      ----------------  -----------------  -----------------  --------------  ------------------     -----


                       Amortized         Amortized         Amortized        Amortized         Amortized          Amortized
                         Cost   Yield      Cost   Yield      Cost   Yield      Cost   Yield     Cost    Yield       Cost   Yield
                       ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

Investments Held
 to Maturity:

US Treasury            $   --     -- %   $   --     -- %   $   --     -- %    $   --     -- %   $   --      -- %   $   --     -- %

Obligations of US
 Government Agencies       --     --         --     --         --     --       7,209    6.70%   $   --      -- %     7,209   6.70%

Federal Home Loan
 Bank stock                --     --         --     --         --     --          --      --     4,478     6.48%     4,478   6.48%
                       ------   ----     ------   ----     ------   ----      ------    ----    ------     ----    -------   ----

           Total       $   --     -- %   $   --     -- %   $   --     -- %    $7,209    6.70%   $4,478     6.48%   $11,687   6.64%
                       ======   ====     ======   ====     ======   ====      ======    ====    ======     ====    =======   ====



              One Year or Less   One to Five Years   Five to Ten Years     Over Ten Years    No Stated Maturity        Total
              ----------------   -----------------   -----------------   -----------------   ------------------   --------------

             Fair Value  Yield   Fair Value  Yield   Fair Value  Yield   Fair Value  Yield    Fair Value  Yield   Fair Value  Yield
             ----------  -----   ----------  -----   ----------  -----   ----------  -----    ----------  -----   ----------  -----

Securities
 Available
 for Sale:

U.S.
 Treasury     $28,171   6.94%     $77,198    6.30%    $27,208   6.10%     $  --       --%      $  --       --%   $132,578   6.30%
              =======   ====      =======    ====     =======   ====      =====      ===       ======    ====    ========   ====



Deposits

     Covenant's predominant source of funds is depository accounts. Covenant's deposit base is comprised of demand deposits, savings and money market accounts, time deposits and individual retirement accounts (IRA's). Deposits are held by individuals and businesses located within the southern New Jersey marketplace. Covenant gathers deposits from a diverse customer base and accepts deposits from local municipalities within the guidelines of the New Jersey Government Unit Deposit Protection Act (GUDPA). Covenant has no brokered deposits.

     Deposits totaled $277.5 million at December 31, 1996, compared to $262.8 million at December 31, 1995, representing a $14.7 million or 6% increase. Of the  increase  in  deposits,  $7.5  million  is  attributable  to  increases  in non-interest demand accounts. The remainder is due to increases in interest-bearing demand, savings and money market balances ($4.7 million) and time deposits ($2.5 million).

     Table 10 sets forth the major classifications of deposits at December 31, 1996, 1995 and 1994.

                                           1996                               1995                              1994
                               ---------------------------      -------------------------------     ---------------------------
                               Weighted                          Weighted                           Weighted
                               Average                           Average                            Average
                                 Rate     Amount   Percent        Rate       Amount   Percent        Rate       Amount   Percent
                                 ----     ------   -------        ----       ------   -------        ----       ------   -------

Noninterest-bearing deposits    0.00%   $ 41,868     15%          0.00%    $ 34,347     13%         0.00%     $ 25,625      11%
Interest-bearing deposits:
    Demand                      2.15%     34,757     13%          2.09%      26,517     10%         1.76%       25,009      11%
    Statement savings           2.40%     40,257     15%          2.64%      44,756     17%         2.44%       45,563      19%
    Money market                2.92%     21,155      8%          2.80%      20,215      8%         2.43%       24,350      10%
    Time deposits               5.31%    139,428     50%          5.31%     136,917     52%         4.09%      115,274      49%
                                ----    --------    ---           ----     --------    ---          ----      --------     ---
Total deposits                  3.56%   $277,465    100%          3.67%    $262,752    100%         2.89%     $235,821     100%
                                ====    ========    ===           ====     ========    ===          ====      ========     ===


     The aggregate amounts of certificates of deposit of $100,000 or more at December 31, 1996, 1995 and 1994 were $37,035,000, $42,976,000 and $30,046,000, respectively.

     A summary of certificates of deposit of $100,000 or more by maturity is shown in Table 11.

                                    1996
                           ----------------------
                           Amount         Percent
                           ------         -------

Within one year            $35,798           97%
One to two years               837            2%
Two to three years             400            1%
Three to four years             --           --
Four to five years              --           --
Over five years                 --           --
                           -------         ----
                           $37,035          100%
                           =======         ====

Borrowings

     Sources of funds for Covenant other than deposits include FHLB advances and securities sold under agreements to repurchase. FHLB advances were $20.5 million at December 31, 1996 and $14.5 million at December 31, 1995. Securities sold under agreements to repurchase totaled $84.0 million at December 31, 1996 and $37.6 million at December 31, 1995. The increase in securities sold under agreements to repurchase was directly related to purchases of investments available for sale as noted in the investment section and the net increase in loans. Table 12 summarizes information regarding securities sold under agreements to repurchase.


                                                                  December 31,
                                                                  ------------
                                                        1996          1995            1994
                                                        ----          ----            ----
Balance                                                $84,037       $37,582         $38,795
Weighted average interest rate at December 31             5.72%         5.74%           6.29%
Maximum amount outstanding during the period            96,088        62,715          49,737
Average amount outstanding during the period            72,358        46,774          13,657
Weighted average interest rate during the period          5.30%         5.93%           5.04%



Asset and Liability Management

     Covenant monitors its sensitivity to interest rate changes and its liquidity and capital position through its asset and liability management process. Covenant's objectives include (i) controlling interest rate exposure,
(ii) ensuring adequate liquidity, (iii) maintaining a strong capital position and (iv) maximizing net interest income opportunities. Covenant manages these objectives centrally through its Asset Liability Management Committee (ALCO).


Interest Rate Sensitivity

     Covenant seeks to manage its interest sensitivity position to maximize earnings and minimize the risk associated with interest rate movements through the use of a "gap analysis" on a monthly basis. The gap analysis assesses the interest rate risk that arises from differences in the volumes of assets and liabilities that mature or reprice within a given period. A "positive" gap position results when the amount of interest-sensitive assets exceeds that of interest-sensitive liabilities, signifying that the net interest margin will be positively affected by rising rates and negatively affected by falling rates (i.e., liability-sensitive position); conversely, a "negative" gap position results when the amount of interest-sensitive liabilities exceeds that of interest-sensitive assets, indicating that the net interest margin will be negatively affected by rising rates and positively affected by falling rates. However, the Bank's gap position does not necessarily predict the impact of changes in general levels of interest rates or net interest income due to assumptions made as to repricing and maturities of certain products.

     Decisions are also based on "dynamic shock analysis," a process that entails the application of different prime rate increase or decrease scenarios to the current maturity/repricing structure. This analysis measures the impact on net interest income of each of the scenarios applied relative to Covenant's interest rate risk management policy guidelines, and seeks to identify appropriate measures to maintain the interest sensitivity of net interest income within such policy guidelines. Table 13 illustrates the gap position of Covenant Bank as of December 31, 1996.


                                                                                                            Non-interest
                                                                                                            Sensitive
                                         1-90        91-180       181-365        One to         Over          Assets/
                                         Days         Days          Days      Three Years    Three Years    Liabilities     Total
                                         ----         ----          ----      -----------    -----------    -----------     -----

Rate sensitive assets:
Interest earning assets
   Loans                               $ 92,473     $  6,162     $  12,338     $ 36,582       $ 90,879      $    ---       $238,434
   Investment securities                    ---        7,023        21,149       64,257         51,836           ---        144,265
   Federal funds sold                     3,100          ---           ---          ---            ---           ---          3,100
                                       --------     --------     ---------     --------       --------       -------       --------
           Total interest
            earning assets               95,573       13,185        33,487      100,839        142,715           ---        385,799

Non-interest earning assets                 ---          ---           ---          ---            ---        28,835         28,835
                                       --------     --------     ---------     --------       --------       -------       --------
           Total assets                $ 95,573     $ 13,185      $ 33,487     $100,839       $142,715       $28,835       $414,634
                                       ========     ========      ========     ========       ========       =======       ========


Rate sensitive liabilities:
  Interest bearing demand              $ 26,068     $    ---     $     ---     $  4,345       $  4,344       $   ---       $ 34,757
  Statement savings                      30,150          ---           ---        5,058          5,049           ---         40,257
  Money market                           15,866          ---           ---        2,645          2,644           ---         21,155
  Time deposits                          59,660       26,830        26,824       13,305         12,809           ---        139,428
  Borrowings                             95,537        1,000           ---        3,000          5,000           ---        104,537
                                       --------     --------      --------     --------       --------       -------       --------
          Total interest
            bearing liabilities         227,281       27,830        26,824       28,353         29,846           ---        340,134

Non-interest bearing liabilities          ---          ---           ---          ---            ---          45,249         45,249
Stockholders' equity                      ---          ---           ---          ---            ---          29,251         29,251
                                       --------     --------      --------     --------       --------       -------       --------
          Total liabilities and
            stockholders' equity       $227,281     $ 27,830      $ 26,824     $ 28,353       $ 29,846       $74,500       $414,634
                                       ========     ========       =======     ========       ========       =======       ========

Interest rate sensitivity GAP         ($131,708)   ($ 14,645)     $  6,663     $ 72,486       $112,869      ($45,665)
                                       ========     ========       =======     ========       ========       =======

Cumulative GAP                        ($131,708)   ($146,353)    ($139,690)   ($ 67,204)      $ 45,665
                                       ========     ========       =======     ========       ========

Cumulative GAP as a percentage of
total interest earning assets            -34.14%      -37.94%       -36.21%      -17.42%         11.84%



     The gap analysis table is intended to illustrate the maturity/repricing characteristics of Covenant's interest-earning assets and interest-bearing liabilities as of December 31, 1996. The analysis is based on contractual maturities and, where applicable, management's estimates of the repricing characteristics of various assets and liabilities and on assumptions as to customer behavior.

     The gap analysis presented in Table 13 indicates a liability-sensitive position through the one-year time period beginning December 31, 1996. During 1995 and 1996, Covenant increased its investment in US Treasury Notes with maturities beyond one year that have been funded by growth in deposits and short-term (three months or less) securities sold under agreements to repurchase and FHLB advances. This transaction is primarily responsible for the liability-sensitive position as of December 31, 1996.

     Covenant's net interest income has not been subject to the degree of sensitivity indicated by this traditional gap analysis. Interest-bearing core deposits (interest-bearing demand, statement savings and money market deposits) have no contractual maturity; therefore, management has assigned a repricing interval of 1-90 days for 75% of the balance outstanding of each category, with the remaining 25% of the total core deposit balance included in the one- to three-year category. This allocation is based on management's recent experience regarding deposit changes and market conditions. In monitoring interest sensitivity, adjustments are made to the dynamic shock assumptions to reflect management's recent experience regarding the impact of product pricing, interest rate spread relationships and customer behavior. These marginal adjustments are necessarily subjective and will vary over time with loan and deposit changes and market conditions. The investment portfolio is utilized to manage the Bank's gap position, interest rate spread and to mitigate overall maturity risk in the portfolio.

Liquidity

     Adequate liquidity is necessary to meet the borrowing needs and deposit withdrawal requirements of customers as well as to satisfy liabilities, fund operations and support asset growth. Maintaining an appropriate level of liquid funds through the asset/liability management process ensures that the needs of the Bank are met at a reasonable cost. Therefore, the management of liquidity is coordinated with the management of Covenant's interest sensitivity and capital position. Major sources of liquidity are core deposits, cash flow generated by the Bank's investment and loan portfolios, and short-term borrowings. Earnings and funds provided by operations also serve as a source of liquidity.

     Cash and cash equivalents equaled $15.5 million at December 31, 1996, representing a decrease of $7.3 million from the $22.8 million balance at December 31, 1995. During 1996, the Bank purchased $77.9 million of US Treasury Notes with various maturities beyond one year and classified as "Available for Sale," and the Bank purchased $3.8 million of FHLB stock and U.S. government agency securities classified as "Held to Maturity," offset by proceeds from maturities of investments held to maturity of $41.6 million. In addition, a net increase of $36.8 million in loans contributed to a net cash used in investing activities totaling $76.6 million as shown on the Statement of Cash Flows for 1996. Covenant funded the net cash used in investing activities by a $46.5 million increase in securities sold under agreements to repurchase, a $6.0 million increase in FHLB advances and a $14.7 million increase in deposits.

     Covenant places a strong emphasis on the composition of the investment portfolio as a source of liquidity. Additional sources of liquidity are available to Covenant through the purchase of federal funds and borrowings on approved lines of credit. On measure of Covenant's liquidity is the FDIC liquidity ratio. This ratio measures net cash, short-term investments and marketable assets divided by net deposits and short-term liabilities. Covenant's liquidity ratio at December 31, 1996 was 23%. Overall, based on the Bank's core deposit base, and its available sources of borrowed funds, management believes that Covenant's liquidity position remains at an adequate level.


Capital

     The maintenance of appropriate levels of capital is a management priority and an important objective of Covenant's asset and liability management process. Covenant's principle capital planning goals are to provide an adequate return to stockholders, to support Covenant's growth and expansion activities, to provide stability to current operations and to promote public confidence. At December 31, 1996, Covenant met the definition of a "well-capitalized" institution. See
Note 13 of "COVENANT BANK NOTES TO FINANCIAL STATEMENTS" (Regulatory Matters) for additional information regarding various regulatory capital requirements.

     Table 14 sets forth Covenant's minimum regulatory capital requirements and compliance therewith as of December 31, 1996 and 1995.

                                   1996           1995
                                   ----           ----
Stockholders' equity
   to total assets                 7.05%          8.62%
Leverage ratio                     7.51%          8.49%
Risk-based capital ratios:
   Tier 1                         11.98%         13.62%
   Total capital                  13.20%         14.87%

Income Taxes

     The provision for income taxes for 1996 was $1.2 million compared to $0.7 million for 1995. The effective tax rate, which is the ratio of income tax expense to income before income taxes, was 39% in 1996, up from 23% in 1995, due to the non-deductible merger expenses incurred during 1996 and a smaller reduction in the valuation allowance for deferred tax assets recorded during 1996 vs. 1995. References should be made to Note 15 of the "COVENANT BANK NOTES TO FINANCIAL STATEMENTS" for an additional analysis of the provision for income taxes.

     At December 31, 1996, deferred tax assets amounted to $1.4 million and deferred tax liabilities amounted to $0.3 million. Under SFAS NO. 109, a valuation allowance is required to be provided for the deferred tax assets to the extent it is more likely than not that they will not be realized. At December 31, 1996 the net change in the valuation allowance for the year ended December 31, 1996 was a decrease of $74,000. This change resulted from a reassessment of the realizability of the existing net deductible temporary differences which give rise to the net deferred income tax asset. Based upon the Bank's tax history and anticipated level of future taxable income, management believes the existing net deductible temporary differences will, more-likely-than-not, reverse in future periods in which the Bank generates net taxable income.

New Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Principally, SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of a financial components approach (for example, focus on assets and liabilities that remain after the transfer takes place) that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     In addition, SFAS 125 extends the "available for sale" or "trading" approach of SFAS 115 to all financial assets that contractually can be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Such financial assets can no longer be classified as held to maturity.

     SFAS 125 is effective for transfers of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The extension of SFAS 125 to all financial assets subject to prepayment risk is effective for financial assets held on or after January 1, 1997. Management does not believe that this statement will have a material effect on the Bank's financial position or results of operations.

Item 8 - Financial Statements and Supplementary Data


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Covenant Bank


     We have audited the accompanying statement of financial condition of Covenant Bank as of December 31, 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. We have also audited the accompanying statement of financial condition of Covenant Bank as of December 31, 1995, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, prior to their restatement for the 1996 pooling-of-interests transaction described in Note 2 to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Covenant Bank for the year ended December 31, 1994, prior to their restatement for the 1996 pooling-of-interests transaction described in Note 2 to the financial statements, were audited by other auditors whose report dated January 19, 1995, expressed an unqualified opinion on those statements. Separate financial statements of 1st Southern State Bank also included in the 1995 and 1994 restated financial statements were audited by other auditors whose report dated January 16, 1996, expressed an unqualified opinion on those statements. The report of the other auditors has been furnished to us, and our opinion, insofar as it relates to the amounts included for 1st Southern State Bank, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Covenant Bank as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     We also audited the combination of the accompanying statement of financial condition as of December 31, 1995 and the statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1995 and 1994, after restatement for the 1996 pooling-of-interests; in our opinion, such statements have been properly combined on the basis described in Note 2 of the notes to the financial statements.


KPMG Peat Marwick, LLP
1600 Market Street
Philadelphia, PA 19103
January 27, 1997

                          CERTIFIED PUBLIC ACCOUNTANTS

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
 1st Southern State Bank:


     We have audited the statement of financial condition of 1st Southern State Bank as of December 31, 1995, and the related statements of income, changes in stockholders' equity, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Southern State Bank as of December 31, 1995, and the results of their operations and their cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.



Moore & Fitzpatrick, LLC
Certified Public Accountants
200 South Shore Road
Marmora, NJ   08223
January 16, 1996

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors of Covenant Bank:

     We have audited the statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations, changes in stockholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations, changes in stockholders' equity and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations, changes in stockholders' equity and cash flows. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1994, in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
January 19, 1995

                                  COVENANT BANK

                        STATEMENTS OF FINANCIAL CONDITION






(in thousands, except share data)                                           December 31,
----------------------------------------------------------------------------------------------------
                                                                  1996                       1995
                                                                  ----                       ----
Assets:
Cash and due from banks                                          $ 12,446                  $ 10,788
Federal funds sold                                                  3,100                    11,989
                                                                 --------                  --------
    Cash and cash equivalents                                      15,546                    22,777
                                                                 --------                  --------
Investments available for sale                                    132,578                    57,178
Investments held to maturity (fair value
  1996-$11,743; 1995-$50,635)                                      11,687                    50,343
Loans held for sale                                                   --                        936
Loans receivable                                                  241,201                   204,861
  Less allowance for loan losses                                    3,016                     3,195
                                                                 --------                  --------
    Loans receivable, net                                         238,185                   201,666
                                                                 --------                  --------
Premises and equipment, net                                         9,135                     7,749
Real estate owned                                                     695                     1,171
Accrued interest receivable                                         3,913                     3,523
Deferred income taxes, net                                          1,076                       427
Other assets                                                        1,819                     1,391
                                                                 --------                  --------
    Total Assets                                                 $414,634                  $347,161
                                                                 ========                  ========

Liabilities:
Non-interest bearing deposits                                    $ 41,868                  $ 34,347
Interest bearing deposits                                          96,169                    91,488
Time deposits                                                     139,428                   136,917
                                                                 --------                  --------
    Total deposits                                                277,465                   262,752
                                                                 --------                  --------
Advances from The Federal Home Loan Bank                           20,500                    14,500
Securities sold under agreements to repurchase                     84,037                    37,582
Other liabilities                                                   3,381                     2,418
                                                                 --------                  --------
    Total Liabilities                                             385,383                   317,252
                                                                 --------                  --------

Commitments and Contingencies

Stockholders' Equity:

Convertible preferred stock, authorized 300,000 shares;
    Series "A", $25 par value:
    138,300 shares issued and outstanding                           3,457                    3,457

   Series "B", $25 par value:
   161,700 shares  issued and outstanding                           4,043                    4,043

Common stock, $5 par value:
    authorized 5,000,000 shares;
    issued and outstanding 2,906,262 and
    2,711,800 shares, respectively                                 14,531                   13,559

Additional paid-in capital                                         10,614                    9,212

Net unrealized  gain (loss) on
    investments available for sale,
    net of deferred income taxes                                     (305)                   1,157

Accumulated deficit                                                (3,089)                  (1,519)
                                                                 --------                 --------
    Total Stockholders' Equity                                     29,251                   29,909
                                                                 --------                 --------
    Total Liabilities and Stockholders' Equity                   $414,634                 $347,161
                                                                 ========                 ========


----------
See accompanying notes to financial statements.

                                  COVENANT BANK

                            STATEMENTS OF OPERATIONS




(In thousands, except share and per share data)                 Years Ended December 31,
----------------------------------------------------------------------------------------------
                                                          1996           1995          1994
                                                          ----           ----          ----
Interest Income
 Interest and fees on loans                             $ 20,239       $ 18,754       $ 16,303
 Interest on investment securities                         8,493          6,673          3,267
 Other interest income                                       366            572            618
                                                        --------       --------       --------
    Total interest income                                 29,098         25,999         20,188

Interest Expense
 Interest on deposits                                      9,643          9,132          6,951
 Interest on borrowings                                    4,521          3,199          1,097
                                                        --------       --------       --------
    Total interest expense                                14,164         12,331          8,048
                                                        --------       --------       --------
Net interest income                                       14,934         13,668         12,140
Provision for loan losses                                    636            314            682
                                                        --------       --------       --------
Net interest income after provision for loan losses       14,298         13,354         11,458
                                                        --------       --------       --------

Non-interest Income
 Service charges on deposit accounts                         631            374            300
 Gain on sale of investment securities                      --                1              2
 Gain on sale of loans                                      --             --               46
Loan servicing-related  income                               274            248            227
 Other income                                                185            221            204
                                                        --------       --------       --------
    Total other income                                     1,090            844            779
                                                        --------       --------       --------

Non-interest Expense
 Salaries and employee benefits                            6,367          6,036          5,315
 Occupancy                                                 1,610          1,403          1,323
 Data processing and other service costs                     681            826            847
 Professional services                                       524            491            642
 Advertising and promotion                                   173            208            227
 Federal insurance premiums                                  684            387            621
 Amortization of organizational costs                       --               40             49
 Merger costs                                                666           --              809
 Other expenses                                            1,632          1,730          1,463
                                                        --------       --------       --------
    Total other expenses                                  12,337         11,121         11,296
                                                        --------       --------       --------

Income before income taxes                                 3,051          3,077            941
Income taxes (benefit)                                     1,201            698           (340)
                                                        --------       --------       --------
Net income                                                 1,850          2,379          1,281


Less dividends on preferred stock                            450            268            208
                                                        --------       --------       --------

Net income applicable to common stock                    $ 1,400        $ 2,111        $ 1,073
                                                        ========       ========       ========


Earnings per share: (1)                                    $0.45         $0.63           $0.36
                                                        ========       =======        ========

Weighted average common shares outstanding,
   including common stock equivalents                 4,068,680      3,760,524       3,534,979

----------

(1) Earnings per share data has been restated to reflect the common stock dividends declared in 1996 and 1995.

See accompanying notes to financial statements.

                               COVENANT BANK

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



(in thousands, including share data)                                                   Net Unrealized
                                                                         Additional     Gain (Loss),
                                                Preferred     Common       Paid-in     Net of Deferred    Accumulated
                                                  Stock        Stock       Capital      Income Taxes        Deficit       Total
                                                  -----        -----       -------      ------------        -------       -----

Balance at January 1, 1994                       $  3,457     $ 12,138     $  7,553       $    140         ($ 1,643)     $ 21,645
Net income                                           --           --           --             --              1,281         1,281
Preferred stock dividend                             --           --           --             --               (208)         (208)
Adjustment to unrealized gain (net of tax)           --           --           --             (394)            --            (394)
Common stock dividends and other (106 shares)        --            531          654           --             (1,133)           52
                                                 --------     --------     --------       --------         --------      --------
Balance at December 31, 1994                     $  3,457     $ 12,669     $  8,207       ($   254)        ($ 1,703)     $ 22,376
Net income                                           --           --           --             --              2,379         2,379
Issuance of preferred stock series "B"              4,043         --            (60)          --               --           3,983
Preferred stock dividend                             --           --           --             --               (268)         (268)
Adjustment to unrealized gain (net of tax)           --           --           --            1,411             --           1,411
Common stock dividends and other (178 shares)        --            890        1,065           --             (1,927)           28
                                                 --------     --------     --------       --------         --------      --------
Balance at December 31, 1995                     $  7,500     $ 13,559     $  9,212       $  1,157         ($ 1,519)     $ 29,909
Net income                                           --           --           --             --              1,850         1,850
Preferred stock dividend                             --           --           --             --               (450)         (450)
Adjustment to unrealized gain (net of tax)           --           --           --           (1,462)            --          (1,462)
Common stock dividends and other (194 shares)        --            972        1,402           --             (2,970)         (596)
                                                 --------     --------     --------       --------         --------      --------
Balance at December 31, 1996                     $  7,500     $ 14,531     $ 10,614       ($   305)        ($ 3,089)     $ 29,251
                                                 ========     ========     ========       ========         ========      ========


----------
See accompanying notes to financial statements.

                                  COVENANT BANK

                            STATEMENTS OF CASH FLOWS


(in thousands)                                                                         Years Ended December 31,
                                                                           ----------------------------------------------
                                                                             1996              1995              1994
                                                                             ----              ----              ----
Cash flows from operating activities:
  Net income                                                               $  1,850          $  2,379          $  1,281
  Adjustments to reconcile net income to net
    cash (used) provided by operating activities:
  Provision for loan losses                                                     636               314               682
  Depreciation and amortization                                                 535               575               565
  Amortization of premiums and discounts, net                                    84                77               302
  Gain on sale of investments                                                  --                  (1)               (2)
  Loans originated for sale                                                    (951)          (12,292)           (2,854)
  Proceeds from sales of loans held for sale                                  1,887            11,850             2,360
  Increase (decrease) in unearned discounts and loan fees, net                 (308)             (123)              129
  Increase in accrued interest receivable
    and other assets                                                         (1,467)             (835)           (1,921)
  Increase in other liabilities                                                 963               688                35
                                                                           --------          --------          --------
      Net cash provided by operating activities                               3,229             2,632               577

Cash flows from investing activities:
  (Increase) decrease in other short-term investments                          --                --               6,990
  Purchases of investments held to maturity                                  (3,822)           (8,297)          (65,654)
  Purchases of investments available for sale                               (77,304)          (27,926)             --
  Proceeds from maturities of investments held to maturity                   39,894             9,399            10,245
  Proceeds from maturities of investments available for sale                  1,250            14,100             1,000
  Proceeds from sales of investments available for sale                        --               2,843             2,010
  Principal collected on mortgage backed securities                             834               714             1,017
  Net increase in loans                                                     (36,832)          (13,261)          (11,123)
  Proceeds from sales of real estate owned                                    1,319               333               303
  Purchases of premises and equipment                                        (1,921)           (1,636)           (1,213)
                                                                           --------          --------          --------
      Net cash used in investing activities                                 (76,582)          (23,731)          (56,425)

Cash flows from financing activities:
  Net increase (decrease) in deposits                                        14,713            26,931            (8,195)
  Net increase (decrease) in securities sold
    under agreements to repurchase                                           46,455            (1,213)           38,795
  Net increase (decrease) in advances from the
    Federal Home Loan Bank                                                    6,000            (3,500)           11,000
  Preferred stock dividends paid                                               (450)             (268)             (208)
  Net proceeds from issuance of preferred stock                                --               3,983
  Common stock dividends and other                                             (596)                                 52
                                                                           --------          --------          --------
    Net cash provided by financing activities                                66,122            25,933            41,444
                                                                           --------          --------          --------

            Net increase (decrease) in cash and cash equivalents             (7,231)            4,834           (14,404)
Cash and cash equivalents at the beginning of the year                       22,777            17,943            32,347
                                                                           --------          --------          --------
Cash and cash equivalents at the end of the year                           $ 15,546          $ 22,777          $ 17,943
                                                                           ========          ========          ========

Supplemental disclosures of cash flow information:
    Cash paid during the period for interest                               $ 14,062          $ 12,220          $  7,733
    Cash paid during the period for income taxes                                768               917               250
  Noncash investing and financing activities:
    Fair value of investments transferred from
     Held To Maturity to Available For Sale                                   1,750(1)         46,881              --
    Net transfers to real estate owned from loans receivable                    843               789               141
    Preferred stock dividends declared not paid                                --                 113                52
    Net change in unrealized  gain (loss) on
      investments available for sale                                       ($ 2,320)         $  2,091          ($   467)

----------

(1) Transfer of securities at September 27, 1996 in conjunction with the merger of 1st Southern State Bank into Covenant Bank.

See accompanying notes to financial statements

                                 COVENANT BANK
                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

     Covenant Bank ("Covenant" or "the Bank") is a bank organized under the laws of the state of New Jersey. Covenant's market focus is southern New Jersey. Covenant offers a broad range of lending, depository and related financial services to individual customers, businesses and governmental units. Covenant is a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Since commencing operations in 1988, Covenant has grown to $415 million in assets and operates fifteen personal financial centers throughout the southern New Jersey marketplace as of December 31, 1996. Through December 31, 1996, Covenant Bank ("Covenant" or "the Bank") was a state-chartered savings bank incorporated under the laws of the State of New Jersey. Effective January 1, 1997, Covenant Bank converted its charter to a state-chartered commercial bank.

     The following is a description of the significant accounting policies of Covenant. Such accounting policies are in accordance with generally accepted accounting principles and have been applied on a consistent basis. Tabular information is presented in thousands of dollars, except for share and per share data.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and certain assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks, interest-bearing deposits with an original maturity of 90 days or less, and federal funds sold. Generally, federal funds sold are repurchased the following day.

Investment Securities


     Investments held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, since management intends to hold these securities until maturity. Investment securities to be held for indefinite periods of time and not intended to be held to maturity are classified as investments available for sale and carried at fair value, with a corresponding adjustment for the related unrealized appreciation/(depreciation), net of taxes, to stockholders' equity. Gains or losses on the sale of investments available for sale are recognized using the specific identification method.


Loans Held for Sale

     In 1996, Covenant discontinued a program of origination and sale of residential mortgage loans (without recourse) to the secondary market. Prior to the discontinuance of the program, loans held for sale were reported at the lower of their aggregate cost or fair value.

Loans

     Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the loans' yields on a level yield basis. Net loan fees are amortized over the contractual lives of the related loans.

     Interest income is recorded on the accrual basis. Loans are reported as non-accrual if they are past due as to principal or interest payments for a period of ninety days or more. Exceptions may be made if a loan is deemed by management to be adequately collateralized and in the process of collection. Loans that are on a current payment status may also be classified as non-accrual if there is serious doubt as to the borrower's ability to continue interest or principal payments. When a loan is placed in the non-accrual category, interest accruals cease and uncollected accrued interest receivable is reversed and charged against current interest income. Non-accrual loans are generally not returned to accruing status until principal and interest payments have been brought current and full collectibility is reasonably assured.

     Servicing loans for others generally consists of collecting mortgage payments of principal and interest, the maintenance of escrow accounts for payment of taxes and insurance, disbursing payments to investors and the collection of delinquent payments. Mortgage loans serviced for others are not included in the accompanying Statements of Financial Condition. Fees earned by servicing loans for others are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred.

Allowance for Loan Losses

     The allowance for loan losses is based on periodic evaluations of the loan portfolio and reflects an amount that in management's opinion is adequate to absorb known and inherent losses in the portfolio. Management considers a variety of factors when establishing the allowance, including the impact of current economic conditions, diversification of the loan portfolio, historical loss experience, delinquency statistics, results of loan reviews, borrowers' perceived financial and managerial strengths, the estimated adequacy of underlying collateral and other relevant factors.

     Actual loan losses are charged directly against the allowance and recoveries on previously charged-off loans are added to the allowance. The provision for loan losses is charged to operating expense. While management uses available information to recognize losses on loans, future modifications to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgements of information which is available to them at the time of their examinations. Recovery of the carrying value of such loans and real estate is dependent, to a great extent, on general economic and other conditions that may be beyond the Bank's control.


     The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Covenant considers a loan impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Generally all non-accrual loans are considered to be impaired. Large groups of smaller-balance, homogeneous loans such as residential mortgage and consumer loans that are collectively evaluated for impairment are not included in the impaired loans category. All cash received on both impaired loans and non-accrual loans are applied against principal.


Premises and Equipment

     Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which range from 3 to 40 years. Leasehold improvements are amortized over the shorter of the lease term or the life of the improvement. Expenditures for maintenance and repairs are expensed as incurred.

Real Estate Owned

     Real estate owned (REO) consists of real estate acquired in partial or full satisfaction of loans. Prior to transferring a real estate loan to REO, it is written down to the lower of cost or fair value through a charge to the allowance for loan losses. Subsequently, REO is carried at the lower of fair value less estimated costs to sell or carrying value.

Income Taxes

     Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets are recognized for future deductible temporary differences and tax loss and credit carryforwards if their realization is "more likely than not." Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income Per Common Share and Common Stock Equivalents


     Both series of preferred stock and all stock options are considered to be common stock equivalents. The number of common stock equivalents is based upon the if-converted method for both series of preferred stock and the treasury stock method for stock options. Primary earnings per share is the lower of (i) net income less preferred stock dividends, divided by the weighted average number of common shares outstanding plus dilutive stock options or (ii) net income divided by the weighted average number of common shares outstanding plus the effect of convertible non-cumulative preferred stock and dilutive stock options. Fully diluted net income per common share and common stock equivalents is not materially different from primary net income per share for any of the periods presented. Earnings per share has been restated to reflect all stock dividends.


Reclassification

     Prior period amounts are reclassified when necessary to conform with the current year's presentation.

2. Merger

     On September 27, 1996, 1st Southern State Bank ("1st Southern") headquartered in Avalon, NJ, was merged with and into Covenant Bank. Covenant issued 778,061 shares of common stock and $1,363 cash in lieu of fractional shares for all the outstanding shares of 1st Southern common stock. In conjunction with the merger, Covenant recorded one-time merger costs of $666,000. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. Accordingly, Covenant's financial statements have been restated to include the results of 1st Southern for all periods presented. The following is a reconciliation of amounts previously reported with amounts reflected herein.



For The Year Ended December 31, 1995
                                                 Covenant Bank
                                                 as previously      1st Southern     Covenant Bank
                                                    stated           State Bank       as restated
                                                    ------           ----------       -----------

Net Interest Income                                $ 11,848           $  1,820          $ 13,668
Provision for Possible Loan Losses                      225                 89               314
Other Income                                            764                 80               844
Other Expenses                                        9,645              1,476            11,121
                                                   --------           --------          --------

Income Before Income Taxes                            2,742                335             3,077
Provision for Income Taxes                              654                 44               698
                                                   --------           --------          --------

Net Income                                         $  2,088           $    291          $  2,379
                                                   ========           ========          ========

For The Year Ended December 31, 1994

                                                 Covenant Bank
                                                 as previously      1st Southern     Covenant Bank
                                                    stated           State Bank       as restated
                                                    ------           ----------       -----------

Net Interest Income                                $ 10,617           $  1,523          $ 12,140
Provision for Possible Loan Losses                      670                 12               682
Other Income                                            720                 59               779
Other Expenses                                        9,943              1,353            11,296
                                                   --------           --------          --------

Income Before Income Taxes                              724                217               941
Provision for Income Tax Expense (Benefit)             (390)                50              (340)
                                                   --------           --------          --------

Net Income                                         $  1,114           $    167          $  1,281
                                                   ========           ========          ========

     In September 1994, Covenant acquired all of the outstanding common shares of Landis Savings Bank, S.L.A. of Vineland, New Jersey. The acquisition was accounted for by a pooling of interests and resulted in the issuance of 429,747 shares of common stock and $2,071 cash in lieu of fractional shares. Accordingly, Covenant's financial statements have been restated to include the results of the Landis merger for all prior periods.

3. Cash and Due from Banks

     Covenant is required to maintain certain average reserve balances as established by the Federal Reserve Board. The amounts of those balances for the reserve computation periods which included December 31, 1996 and 1995 were $1.9 million and $1.4 million, respectively. These requirements were satisfied through the restriction of vault cash and a balance at the Federal Reserve Bank of Philadelphia.

4. Investment Securities

     The amortized cost and estimated fair value of investments held to maturity and investments available for sale as of December 31, 1996 and 1995 were as follows:


                                                                                1996
                                                    --------------------------------------------------------------
                                                                       Gross             Gross
                                                    Amortized       Unrealized        Unrealized         Estimated
                                                      Cost             Gains            Losses          Fair Value
                                                      ----             -----            ------          ----------

Investments Held to Maturity:
    U.S. Treasury                                   $    ---          $   ---           $  ---           $   ---
    Obligations of U.S. Government Agencies            7,209               56              ---              7,265
    Federal Home Loan Bank Stock                       4,478              ---              ---              4,478
                                                    --------          -------           ------           --------
            Total                                   $ 11,687          $    56           $  ---           $ 11,743
                                                    ========          =======           ======           ========

Investments Available for Sale:
    U.S. Treasury                                   $133,061          $   ---           $  483           $132,578
                                                    ========          =======           ======           ========



                                                                                1995
                                                    --------------------------------------------------------------
                                                                       Gross             Gross
                                                    Amortized       Unrealized        Unrealized         Estimated
                                                      Cost             Gains            Losses          Fair Value
                                                      ----             -----            ------          ----------

Investments Held to Maturity:
    U.S. Treasury                                    $38,091           $  204          $   ---            $38,295
    Obligations of U.S. Government Agencies           10,596               98               10             10,684
    Federal Home Loan Bank Stock                       1,656              ---              ---              1,656
                                                     -------           ------          -------            -------
            Total                                    $50,343           $  302          $    10            $50,635
                                                     =======           ======          =======            =======

Investments Available for Sale:
    U.S. Treasury                                    $55,341           $1,837          $   ---            $57,178
                                                     =======           ======          =======            =======



     The amortized cost and estimated fair value of investments held to maturity and investments available for sale at December 31, 1996, by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Obligations of US Government Agencies are shown separately due to the amortization and prepayment of principal occurring throughout the life of these instruments.


                                                         Investments                        Investments
                                                      Held to Maturity                 Available for Sale
                                                     ------------------               --------------------

                                                  Amortized         Fair            Amortized           Fair
                                                    Cost            Value             Cost              Value
                                                    ----            -----             ----              -----

Due in one year or less                           $   ---         $   ---           $ 27,969          $ 28,172
Due after one year through five years                 ---             ---             76,889            77,198
Due after five years through ten years                ---             ---             28,203            27,208
No stated maturity                                  4,478           4,478                ---               ---
Obligations of U.S. Government Agencies             7,209           7,265                ---               ---
                                                  -------         -------           --------          --------
                                                  $11,687         $11,743           $133,061          $132,578
                                                  =======         =======           ========          ========



      There were no sales of investments available for sale during 1996. Proceeds from sales of investments available for sale during 1995 were $2.8 million, and gross realized gains of $1,000 were realized on these sales. Proceeds from sales of investments available for sale during 1994 were $2.0 million, and gross realized gains of $2,000 were realized on these sales.


     There were no sales of investments held to maturity during 1996, 1995 and 1994.

     Investments held to maturity and investments available for sale with amortized costs aggregating $69.8 million and $50.8 million at December 31, 1996 and 1995, respectively, are pledged as collateral for securities sold under agreements to repurchase and public deposits.

     The FASB issued a Special Report stating that effective November 15, 1995 until December 31, 1995, banks could redesignate some or all of current "Held to Maturity" portfolios to an "Available for Sale" classification without the intent to hold other securities to maturity being questioned. On December 22, 1995, Covenant reclassified US Treasury Notes categorized as "Held to Maturity" to "Available for Sale" with an amortized cost of $45.4 million. This reclassification resulted in the recording of an unrealized gain of $1.4 million on those US Treasury Notes. Management reclassified only those securities in the "Held to Maturity" portfolio with scheduled maturities beyond March 31, 1997.


5. Loans

     Loans at December 31, 1996 and 1995 consist of the following:

                                                      1996            1995
                                                      ----            ----

Commercial and financial                           $  65,351      $  62,517
Real estate - construction                             7,075          3,346
Mortgage - residential                                50,744         42,415
Mortgage - commercial                                 84,520         67,983
Consumer (including home equity
          lines of credit)                            33,760         29,157
                                                   ---------      ---------
          Subtotal                                   241,450        205,418
Unearned discounts and deferred loan fees               (249)          (557)
Allowance for loan losses                             (3,016)        (3,195)
                                                   ---------      ---------
Loans receivable, net                              $ 238,185      $ 201,666
                                                   =========      =========

     Non-accruing loans at December 31, 1996 and 1995 totaled $2,866,000 and $3,844,000, respectively. Interest income recognized on non-accruing loans totaled $89,000 in 1996, $28,000 in 1995, and $195,000 in 1994. Had interest income on year-end non-accrual loans been paid at the contracted rates and due dates, Covenant would have recorded additional interest income in 1996, 1995 and 1994 of $273,000, $508,000, and $464,000, respectively. Restructured loans at December 31, 1994 totaled $595,000. Had interest income on restructured loans been paid in accordance with contracted rates, Covenant would have recorded additional interest income of $4,000 in 1994. There were no restructured loans at December 31, 1996, consequently, no interest income on restructured loans was recognized.

     Under New Jersey Banking statutes, Covenant is subject to a loans-to-one-borrower limitation of 15% of capital funds. At December 31, 1996, Covenant's loans-to-one-borrower limitation was $4,885,800; this excludes an additional 10% of adjusted capital funds or $3,257,200, which may be loaned if collateralized by readily marketable securities, as defined in the regulations. At December 31, 1996, there are no loans to any borrower which individually or in the aggregate exceed that limit. The majority of Covenant's loans are located within the southern New Jersey marketplace, which is its only significant geographic concentration. Credit exposure to customers with credit extensions (on and off-balance sheet) collateralized at least in part by commercial real estate was $81.2 million or 29.1% and $80.3 million or 34.0% of total credit extensions at December 31, 1996 and 1995, respectively. No other concentration of credit risk exceeds 10% of total credit extensions at year-end.

     The total amount of loans serviced for the benefit of others was $14.4 million and $16.0 million at December 31, 1995 and 1994, respectively. The total amount of loan servicing fees received from investors was approximately $75,000, $94,000, and $115,000 during 1996, 1995, and 1994 respectively.

     Loans to directors and executive officers including loans to related parties and entities were $7,194,000 and 5,868,000 December 31, 1996 and 1995, respectively. These loans were made in the ordinary course of business at substantially the same terms and conditions as those with other borrowers. During 1996, there were increases of approximately $1,493,000 and loan repayments of approximately $167,000 on such loans.

     Covenant engaged in certain legal, rental and consulting services with other entities which are affiliated with Directors of the Bank. Such aggregate services amounted to $369,000, $469,000, and $628,000, in 1996, 1995, and 1994,
respectively.   In  management's  opinion,  the  terms  of  such  services  were substantially equivalent to those which would have been obtained from unaffiliated parties.


     As of December 31, 1996 and December 31, 1995, the Bank had impaired loans totaling approximately $1,734,000 and $2,947,000, respectively. The allowance for loan losses on impaired loans had a valuation allowance of $199,000 and $440,000 at December 31, 1996 and 1995, respectively. The average balance of impaired loans totaled $1,684,000 for 1996 and $2,655,000 for 1995. Interest income not accrued for impaired loans for the years ended December 31, 1996 and 1995 was approximately $164,000 and $275,000, respectively.


     An analysis of the changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                   December 31,
                                                   ------------
                                         1996          1995          1994
                                         ----          ----          ----

Balance at January 1                   $ 3,195       $ 3,623       $ 3,670
Provision for loan losses                  636           314           682
Charge-offs:                              (990)       (1,003)       (1,061)
Recoveries                                 175           261           332
                                       -------       -------       -------
Net charge-offs                           (815)         (742)         (729)
                                       -------       -------       -------
Balance at end of period               $ 3,016       $ 3,195       $ 3,623
                                       =======       =======       =======

6. Premises and Equipment

         Premises and equipment at December 31, 1996 and 1995 consisted of the following:

                                          1996               1995
                                          ----               ----

Land                                    $  1,886          $  1,574
Buildings                                  6,860             5,896
Leasehold improvements                       713               646
Equipment and furniture                    3,683             3,153
                                        --------          --------
                                          13,142            11,269
Accumulated depreciation
  and amortization                        (4,007)           (3,520)
                                        --------          --------
                                        $  9,135          $  7,749
                                        ========          ========

     Depreciation and amortization expenses for 1996, 1995 and 1994 were $535,000, $536,000 and $517,000, respectively.


7. Accrued Interest Receivable

     Accrued interest receivable at December 31, 1996 and 1995 consisted of the following:

                                                       1996        1995
                                                       ----        ----

Investment securities                                 $2,356       $1,969
Loans receivable                                       1,486        1,523
Obligations of U.S. Government Agencies                   71           31
                                                      ------       ------
                                                      $3,913       $3,523
                                                      ======       ======

8.  Deposits

     Interest expense on deposits for the years ended December 31, 1996, 1995 and 1994 is summarized as follows:

                                       1996          1995          1994
                                       ----          ----          ----

Interest-bearing demand               $  592        $  518        $  416
Statement savings                      1,038         1,132         1,269
Money market                             639           630           681
Time deposits                          7,374         6,852         4,585
                                      ------        ------        ------
                                      $9,643        $9,132        $6,951
                                      ======        ======        ======

     Table 23 sets forth the major classifications of deposits at December 31, 1996, 1995 and 1994.


                                               1996                             1995                                1994
                                --------------------------------   ------------------------------   ------------------------------
                                 Weighted                          Weighted                         Weighted
                                  Average                           Average                          Average
                                   Rate       Amount   Percent       Rate      Amount    Percent     Rate        Amount    Percent
                                   ----       ------   -------       ----      ------    -------     ----        ------    -------

Noninterest-bearing deposits       0.00%    $ 41,868     15%        0.00%     $ 34,347     13%        0.00%     $ 25,625     11%
Interest-bearing deposits:
    Demand                         2.15%      34,757     13%        2.09%       26,517     10%        1.76%       25,009     11%
    Statement savings              2.40%      40,257     15%        2.64%       44,756     17%        2.44%       45,563     19%
    Money market                   2.92%      21,155      8%        2.80%       20,215      8%        2.43%       24,350     10%
    Time deposits                  5.31%     139,428     50%        5.31%      136,917     52%        4.09%      115,274     49%
                                            --------    ---                   --------    ---                   --------    ---
Total deposits                     3.56%    $277,465    100%        3.67%     $262,752    100%        2.89%     $235,821    100%
                                   ====     ========    ===         ====      ========    ===         ====      ========    ===


     The aggregate amounts of certificates of deposit of $100,000 or more at December 31, 1996, 1995 and 1994 were $37,035,000, $42,976,000 and $30,046,000, respectively.

     A summary of certificates of deposit of $100,000 or more by maturity is shown in Table 24.

                                 1996
                         ---------------------
                         Amount        Percent
                         ------        -------

Within one year          $35,798          97%
One to two years             837           2%
Two to three years           400           1%
Three to four years          --          --
Four to five years           --          --
Over five years              --          --
                         -------       -----
                         $37,035         100%
                         =======       =====


9. Advances from the Federal Home Loan Bank

     At December 31, 1996, Covenant had advances from the Federal Home Loan Bank of New York (FHLB) in the amount of $20.5 million with a weighted average interest rate of 6.50%. The advances are scheduled to mature as follows:

        Amount              Maturity
        ------              --------

        $12,500               1997
          3,000               1998
          5,000               2000
        -------
        $20,500
        =======

     At December 31, 1996, Covenant had an unused credit line with the FHLB of $6.2 million. At December 31, 1995, Covenant had $14.5 million in advances from the FHLB with a weighted average interest rate of 5.38%. Advances are collateralized by FHLB stock and residential mortgage loans. Interest expense incurred on Federal Home Loan Bank advances for 1996, 1995 and 1994 was $623,000, $421,000, and $404,000, respectively.

10. Securities Sold Under Agreements to Repurchase

     Securities sold under agreements to repurchase range in maturity from one day to three months. Securities underlying these repurchase agreements consisted of US Treasury securities which had a carrying value of $84.6 million and $36.9 million at December 31, 1996 and 1995, respectively, and a market value of $84.0 million, $37.6 million and $38.8 million at December 31, 1996, 1995, and 1994, respectively.

     The securities collateralizing the securities sold under agreements to repurchase have one- to three-year maturities and are held by three broker/dealers. In certain instances, the broker may sell, loan, or dispose of the securities to other parties in the normal course of their operations, and have agreed to sell to Covenant substantially similar securities at the maturity of the existing agreements. The following table summarizes information regarding securities sold under repurchase agreements.

                                                                    December 31,
                                                                    ------------
                                                           1996         1995          1994
                                                           ----         ----          ----
Balance                                                  $84,037      $37,582       $38,795
Weighted average interest rate at December 31               5.72%        5.74%         6.29%
Maximum amount outstanding during the period              96,088       62,715        49,737
Average amount outstanding during the period              72,358       46,774        13,657
Weighted average interest rate during the period            5.30%        5.93%         5.04%



11. Commitments and Contingencies

     Covenant is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. The contract amounts of these instruments reflect the extent of involvement Covenant has in particular classes of financial instruments and are not included in the financial statements as of December 31, 1996. Covenant's involvement in such financial instruments at December 31, 1996 and 1995 is summarized as follows:

                                              Contract  Amount
                                              ----------------
                                             1996         1995
                                             ----         ----
Amounts representing credit risk:
      Commitments to extend credit         $36,732      $29,094
      Standby letters of credit              1,313        2,163


     Covenant uses the same credit policies in extending commitments and standby letters of credit as it does for financial instruments recorded in the statement of financial condition. Covenant controls its exposure to loss from these agreements through credit approval processes and monitoring procedures. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The total commitment amounts do not necessarily represent future cash disbursements, as many of the commitments expire without being drawn upon. Covenant may require collateral in extending commitments, which may include cash, accounts receivable, investment securities, real or personal property, or other assets.

     Covenant is subject to certain legal actions and proceedings arising in the normal course of business. Management, after consultation with legal counsel, does not anticipate any liability will have a material adverse effect on Covenant's financial statements.

12. Operating Leases

     At December 31, 1996, Covenant was obligated under non-cancelable operating leases, which generally include options to renew, for certain premises and equipment. Future minimum rental payments under these leases for the years 1997 through 2001 are as follows:

               1997        $  400
               1998           305
               1999           305
               2000           105
               2001            59
                           ------

              Total        $1,174
                           ======

     Total rent expense for all leases for the years ended December 31, 1996, 1995, and 1994 were $372,000, $310,000, and $225,000, respectively.


13. Regulatory Matters

     Covenant Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios set forth in the following table. As of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are presented in the table.




                                                                                                       To Be Well Capitalized
                                                                                For Capital           Under Prompt Corrective
                                                        Actual                Adequacy Purpose           Action Provisions
                                                        ------                ----------------           -----------------
                                                  Amount       Ratio         Amount     Ratio           Amount       Ratio
                                                  ------       -----         ------     -----           ------       -----

As of December 31, 1996:

Total Capital (to Risk Weighted Assets)           $32,572      13.20%       $19,739      8.00%          $24,674      10.00%

Tier I Captial (to Risk Weighted Assets)          $29,556      11.98%       $ 9,870      4.00%          $14,804       6.00%

Tier I Capital (to Average Assets)                $29,556       7.51%       $15,752      4.00%          $19,690       5.00%


As of December 31, 1995:

Total Capital (to Risk Weighted Assets)           $31,398      14.87%       $16,892      8.00%          $21,115      10.00%

Tier I Capital (to Risk Weighted Assets)          $28,752      13.62%       $ 8,446      4.00%          $12,669       6.00%

Tier I Capital (to Average Assets)                $28,752       8.49%       $13,549      4.00%          $16,936       5.00%


     Under New Jersey Banking Statutes, Covenant may not declare a cash dividend or a stock dividend unless, following the payment of the dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus amounting to at least 50% of its capital stock or, if not, the payment of the dividend will not reduce the surplus of the Bank. To date, Covenant has not paid a cash dividend on its common stock.



14. Capital Stock

     On June 30, 1995, Covenant issued 161,700 shares of Series B 6% convertible non-cumulative preferred stock ("Series B"). At that time, the 138,300 shares of 6% convertible non-cumulative preferred stock issued on December 31, 1992, were renamed to Series A 6% convertible non-cumulative preferred stock ("Series A").

     Holders of both series of Covenant's 6% convertible non-cumulative preferred stock (par value $25 per share) are senior to Covenant's common stock and are entitled to receive, when and as declared by the Board of Directors, preferred dividends at the annual rate of 6% of par value, or $1.50 per share annually. Such dividends are not cumulative. In 1996, the Board of Directors declared preferred stock dividends amounting to $450,000, $268,000 in 1995, and $207,450 in 1994. The Series A preferred stock will be automatically converted into common stock on December 31, 1997 at the rate of 3.823 shares of common stock for each share of Series A preferred stock. The Series B preferred stock will be automatically converted into common stock on June 30, 2000 at the rate of 3.026 shares of common stock for each share of Series B preferred stock. The preferred stock has no voting rights, except as may be otherwise required by law.

     On June 15, 1996, Covenant issued a 4% stock dividend on its common stock to shareholders of record on May 31, 1996, resulting in the issuance of 75,171 additional common shares and cash paid in lieu of fractional shares of $3,881. On December 16, 1996, Covenant issued a 6% stock dividend on its common stock to shareholders of record on December 2, 1996, resulting in the issuance of 164,113 additional common shares and cash paid in lieu of fractional shares of $5,174.

     On June 15, 1995, Covenant issued a 4% stock dividend on its common stock to shareholders of record on May 31, 1995, resulting in the issuance of 67,813 additional common shares and cash paid in lieu of fractional shares of $2,959. On December 15, 1995, Covenant issued a 6% stock dividend on its common stock to shareholders of record on November 30, 1995, resulting in the issuance of 106,111 additional common shares and cash paid in lieu of fractional shares of $3,639.

15. Income Taxes

     Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 is comprised as shown in Table 30:

                                                   December 31,
                                                   ------------
                                         1996          1995           1994
                                         ----          ----           ----
Current:
        Federal                         $  914        $  556         $  227
        State                               77           103             55
                                        ------        ------         ------
                                        $  991        $  659         $  282
                                        ------        ------         ------

Deferred:
        Federal                            188             6           (514)
        State                               22            33           (108)
                                        ------        ------         ------
                                           210            39           (622)
                                        ------        ------         ------
Total tax expense (benefit)             $1,201        $  698         ($ 340)
                                        ======        ======         ======

     The Bank's provision (benefit) for income taxes differs from that computed by applying federal income tax rate to income before income taxes as shown in Table 31:

                                        1996          1995           1994
                                        ----          ----           ----

Computed "expected" tax expense        $ 1,037       $ 1,047       $   320
State tax expense, net of
      federal benefit                       72            90            11
Decrease in valuation allowance
       for deferred tax assets             (74)         (333)         (918)
Non-deductible merger expenses             155          --             208
Alternative minimum tax credits           --             (75)         --
Other, net                                  11           (31)           39
                                       -------       -------       -------
Income tax expense (benefit)           $ 1,201       $   698       ($  340)
                                       =======       =======       =======


     Under SFAS No. 109, a valuation allowance is required to be provided for the deferred tax assets to the extent it is more likely than not that they will not be realized. The net change in the valuation allowance for the year ended December 31, 1996 was a decrease of $74,000. This change resulted from a reassessment of the realizability of the existing net deductible temporary differences which give rise to the net deferred income tax asset. Based upon the Bank's tax history and anticipated level of future taxable income, management believes the existing net deductible temporary differences will, more-likely-than-not, reverse in future periods in which the Bank generates net taxable income.

     The Small Business Job Protection Act of 1996, enacted on August 20, 1996, provides for the repeal of the tax bad debt deduction computed under the percentage of taxable income method. The repeal of the use of this method is effective for tax years beginning after December 31, 1995. Prior to the change in law, Covenant had qualified under the provisions of the Internal Revenue Code which permitted it to deduct from taxable income an allowance for bad debts based on 8% of taxable income.

     Upon repeal, Covenant is required to recapture into income, over a six-year period, the portion of its tax bad debt reserves that exceed its base year reserves (i.e., tax reserves for tax years beginning before 1988). The base year tax reserves, which may be subject to recapture if Covenant ceases to qualify as a bank for federal income tax purposes, are restricted with respect to certain distributions. Covenant's total tax bad debt reserves at December 31, 1996, are approximately $2.5 million, of which $2.0 million represents the base year amount and $500,000 is subject to recapture. Covenant has previously recorded a deferred tax liability for the amount to be recaptured; therefore, this recapture will not impact the statement of operations.

                                                                December 31,
                                                                ------------
                                                             1996         1995
                                                             ----         ----
Deferred Income Tax Assets:
   Allowance for loan losses                               $   944      $ 1,054
   Deferred loan fees, net                                      67          213
   Real estate owned allowance                                 181          249
   Amortization of organization costs                         --             70
   Net operating loss carryovers                              --             23
   Unrealized loss on investments avaliable for sale           179         --
   Other                                                        11            5
                                                           -------      -------

   Gross deferred tax assets                                 1,382        1,614
   Valuation allowance                                        --            (74)
                                                           -------      -------

   Deferred tax assets                                     $ 1,382      $ 1,540
                                                           -------      -------


Deferred Income Tax Liabilities:
  Premium on acquired assets                               $    60      $   217
  Unrealized gain on investments available for sale           --            680
  Depreciation                                                 221          165
  Prepaid expenses                                              14           41
  Other                                                         11           10
                                                           -------      -------

  Gross deferred tax liabilities                               306        1,113
                                                           -------      -------

Net deferred tax assets                                    $ 1,076      $   427
                                                           =======      =======

16. Employee Benefit Plans

     At December 31, 1996, Covenant had three stock-based compensation plans and a 401(k) retirement plan, which are described below. Covenant applies APB
Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for the stock option plans or the employee stock purchase plan. Had compensation cost for Covenant's stock-based compensation plans been determined in accordance with the fair value method of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," Covenant's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                     (In thousands, except per share data)

                                               1996            1995
                                               ----            ----

Net income:
  As reported                                 $1,850          $2,379
  Pro forma                                   $1,019          $2,155


Primary earnings per share:
  As reported                                  $0.45           $0.63
  Pro forma                                    $0.19           $0.57

Incentive Stock Option Plan.

     Covenant maintains an incentive stock option plan pursuant to which an aggregate of 313,281 shares of common stock has been authorized for issuance to certain officers and key employees of Covenant upon exercise of stock options. During 1996, there were 1,590 options granted under the plan which are exercisable at a price equal to the fair market value of the common stock on the date of grant and expire not more than ten years after the date of grant. Rights to exercise options become vested according to schedules set forth in individual agreements with participants.

     Under Covenant's stock option plan, the exercisable option prices range from $7.32 to $12.12 per share at December 31, 1996, which have been adjusted for all stock dividends issued on common stock to date.

     The fair value of each option granted under the Incentive Stock Option Plan was estimated using the Black-Scholes option-pricing model with the following assumptions for 1996 and 1995: assuming no cash dividends; an expected life of ten years; expected volatility of 15.3%; and risk free interest rates of 6.3% for 1996 grants, 7.59% and 6.63% for the two 1995 grants. The fair value of those options granted in 1996 and 1995 were $5.85 and $4.21 per share, respectively.

     An analysis of the activity under the plan during the years 1996, 1995 and 1994 is as follows:

                                                          Weighted
                                                           Average
                                       Shares           Exercise Price
                                       ------           --------------

Balance, December 31, 1993             298,703             $ 7.46
                                       -------
    Granted                             82,973             $ 9.32
    Exercised                           (6,367)            $ 9.12
    Terminated                         (55,422)            $ 9.65
                                       -------
Balance, December 31, 1994             319,887             $ 7.53
                                       -------
    Granted                            180,551             $ 7.80
    Exercised                             (138)            $ 9.47
    Terminated                         (88,222)            $ 9.27
                                       -------
Balance, December 31, 1995             412,078             $ 7.74
                                       -------
    Granted                              1,590             $12.12
    Exercised                             (797)            $ 8.72
    Terminated                            (665)            $ 8.77
                                       -------
Balance, December 31, 1996             412,206             $ 7.76
                                       =======

     Two exercises of stock options totalling 797 shares of Covenant common stock were executed as follows: 570 shares for an average price of $8.79 per share on May 30, 1996, and, 227 shares for an average price of $8.53 per share on July 31, 1996.

Stock Option Plan for Employees and Non-Employee Directors.

     An aggregate of 148,400 shares have been authorized for issuance to employees and non-employee directors of Covenant Bank. As provided in the Stock Option Plan for Employees and Non-Employee Directors (the "Plan"), a non-discretionary option to purchase 10,600 shares of Covenant common stock was granted to each non-employee director during 1996. In addition, the Plan outlines that each non-employee director is also eligible to receive a non-discretionary option to purchase 2,650 shares each year following Covenant's annual meeting for as long as such individual is a non-employee director of the Bank, provided such shares are available. During 1996, there were 140,450 options granted under the Plan which are exercisable at a price equal to the fair market value of the common stock on the date of grant and expire not more than ten years after the date of grant. Rights to exercise options become vested on a one-third per year basis, with one-third being immediately vested.

     Under the Plan, the exercisable option prices range from $12.12 to $12.15 per share at December 31, 1996, which have been adjusted for all stock dividends issued on Covenant common stock to date.

     The fair value of each option granted under the Plan was estimated using the Black-Scholes option-pricing model with the following assumptions for 1996: assuming no cash dividends; an expected life of ten years; expected volatility of 15.3%; and a risk free interest rate of 6.3%. The fair value of those options granted in 1996 was $5.85 per share.

     An analysis of the activity under the Plan during the year 1996 is as follows:

                                                      Weighted
                                                       Average
                                     Shares         Exercise Price
                                     ------         --------------

Balance, December 31, 1995             --              $ --
    Granted                         140,450             12.13
    Exercised                          --                --
    Terminated                         --                --
                                    -------            ------

Balance, December 31, 1996          140,450            $12.13
                                    =======            ======

401(k) Retirement Plan.

     Covenant maintains a qualified 401(k) plan which allows employees to participate after satisfaction of service requirements. This contributory savings plan provides for an employee salary reduction feature pursuant to
Section 401(k) of the Internal Revenue Code. Employee contributions are voluntary, and the employee can elect to defer up to 10% of his/her compensation. Covenant provides a 25% matching contribution on up to 6% of the employee's compensation, for a total matching contribution of 1.5%. The total of Covenant's contribution to the 401(k) plan, which is subject to a vesting schedule pursuant to the Plan, amounted to approximately $40,700 for the year ended December 31, 1996.

Employee Stock Purchase Plan.

     Covenant maintains an Employee Stock Purchase Plan, whereby eligible employees may purchase Covenant common stock directly from the Bank. Purchases of common stock are limited to 10% of a participant's compensation. Since 1994, participants have purchased Covenant common stock at a price equal to 85% of the fair value of Covenant's common stock at the lower of either the market price on the first day of the six-month participation period or the last day of that participation period.

17. Fair Value of Financial Instruments

     FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates may not be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

     Table 36 represents the carrying value and fair value of Covenant's financial instruments at December 31, 1996:

                                                                      1996                              1995
                                                                      ----                              ----
                                                         Carrying             Fair           Carrying            Fair
                                                          Value              Value            Value              Value
-------------------------------------------------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents                             $  15,546          $  15,546         $  22,777          $  22,777
  Mortgages held for sale                                    --                 --                 936                936
  Investment securities                                   144,265            144,321           107,521            107,813

  Loans:
        Commercial                                        156,946            158,380           133,846            135,057
        Residential mortgage                               50,744             51,582            42,415             45,941
        Consumer                                           33,760             33,817            29,157             29,309
        Unearned discounts and
           deferred loan fees                                (249)              --                (557)              --
        Allowance for loan losses                          (3,016)              --              (3,195)              --
                                                        ---------          ---------         ---------          ---------
        Loans receivable, net                             238,185            243,779           201,666            210,307

Accrued interest receivable                                 3,931               --               3,523               --
Financial liabilities:
  Deposits                                              $ 277,465          $ 277,472         $ 262,752          $ 262,815
  Federal Home Loan Bank advances                          20,500             20,329            14,500             14,457
  Securities sold under agreements to repurchase           84,037             84,037            37,582             37,582
  Accrued interest payable                                    861               --                 759                --

-------------------------------------------------------------------------------------------------------------------------
Off-balance sheet instruments:
  Letters of credit                                                        $      13                            $      22
  Unfunded lines of credit                                                        --                                    5


     The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

     Cash and cash  equivalents,  mortgages held for sale, and accrued  interest
receivable  and  accrued  interest   payable:   The  carrying  amounts  reported
approximate those assets' fair value.

     Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis using a discounted cash flow method. The carrying amount of accrued interest approximates its fair value.

     Off-balance sheet instruments: Off-balance sheet instruments of the Bank consist of letters of credit, loan commitments and unfunded lines of credit. Fair values for the Bank's off- balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

     Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest-bearing and non-interest-bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

     Federal Home Loan Bank Advances: Current quoted market prices were used to estimate fair value.

     Securities Sold Under Agreements to Repurchase: The carrying amounts reported approximate fair value.


18. Quarterly Financial Data (Unaudited)


(in thousands, except per share data):                          Three Months Ended
--------------------------------------------------------------------------------------------------------------
1996                                  December 31,       September 30,           June 30,            March 31,
----                                  ------------       -------------           --------            ---------

Interest income                          $ 7,398             $ 7,433              $ 7,367             $ 6,900
Interest expense                           3,611               3,595                3,656               3,302
                                         -------             -------              -------             -------
Net interest income                        3,787               3,838                3,711               3,598
Provision for loan losses                    112                 483                   23                  18
Merger costs                                --                   666                 --                  --
Income (loss) before taxes                 1,292                (499)               1,186               1,072
Provision for federal and state
  income taxes (benefit)                     465                 (86)                 432                 390
                                         -------             -------              -------             -------
Net income (loss)                            827                (413)                 754                 682

Earnings per share (1)                   $  0.20             ($ 0.17)             $  0.18             $  0.17


1995
----

Interest income                          $ 6,623             $ 6,640              $ 6,598             $ 6,138
Interest expense                           3,077               3,098                3,272               2,884
                                         -------             -------              -------             -------
Net interest income                        3,546               3,542                3,326               3,254
Provision for loan losses                     77                  81                   63                  93
Net investment securities gains             --                  --                      1                --
Income before taxes                          847                 836                  737                 657
Provision for federal and state
  income taxes                               150                 207                  175                 166
                                         -------             -------              -------             -------
Net income                                   697                 629                  562                 491

Earnings per share (1)                   $  0.17             $  0.16              $  0.16             $  0.14


----------
(1) Earnings per share has been restated to reflect all stock dividends issued on common stock to date.

                               MARKET INFORMATION

         Covenant's common stock is traded on the NASDAQ National Market ("NASDAQ") under the symbol "CNSK". There are currently five market makers in Covenant stock including: Janney Montgomery Scott Inc., Wheat First Butcher Singer, and Ryan, Beck & Co.

     The following table sets forth the low and high prices of the common stock on the-over-counter market, as reported by the NASDAQ National Market, Inc. for the each of the quarters outlined below.

    1995                                       Low             High
    ----                                       ---             ----
    1st Quarter........................      $ 7.60           $ 9.05
    2nd Quarter........................        7.60             8.76
    3rd Quarter........................        8.34             9.42
    4th Quarter........................        8.76            12.47

    1996
    ----
    1st Quarter........................      $10.89           $11.57
    2nd Quarter........................       11.32            11.79
    3rd Quarter........................       11.32            12.97
    4th Quarter........................       12.00            14.75

         The above prices have been adjusted to reflect all stock dividends issued on the common stock.

                                    Part III

Item 9 - Directors and Principal Officers of the Bank

     Information required by this Item is incorporated by reference from "Directors" and "Management of the Bank" in Covenant's Proxy Statement for its 1997 Annual Meeting.


Item 10 - Management Compensation and Transactions

     Information required by this Item is incorporated by reference from "Executive Compensation", "Certain Transactions" and "Principal Holders of Covenant Common Stock and Holdings of Management" in Covenant's Proxy Statement for its 1997 Annual Meeting.

                                     Part IV

Item 11 - Exhibits, Financial Statement Schedules, and Reports on Form F-3


     (a)(1) Financial Statements. The consolidated financial statements listed on the index to Item 8 of this Annual Report on Form F-2 are filed as part of this report.

     (a)(2) Financial Statement Schedules. All schedules applicable to Covenant are shown in the respective financial statements or in the notes thereto included in this Annual Report.

     (b) Reports on Form F-3: The following reports on Form F-3 were filed during the fourth quarter of 1996:

     -- Current report dated October 8, 1996 and filed on or about October 10, 1996.

     -- Current report dated December 9, 1996 and filed on or about December 10, 1996.

     (c) Exhibits

          1.1 Charter, filed as Exhibit 1.1 to the Bank's Annual Report on Form F-2 dated March 29, 1995 and incorporated herein by reference.

          1.2 By-laws (as amended), filed as Exhibit 1.2 to the Bank's Annual Report on Form F-2 dated March 27, 1996 and incorporated herein by reference.

          2.1 Form of Stock Certificate (Common Stock), filed as Exhibit 2.1 to the Bank's Annual Report on Form F-2 dated March 29, 1995 and incorporated herein by reference.

          2.2  Form of Stock Certificate  (Series A Preferred  Stock),  filed as
               Exhibit 2.2 to the Bank's Annual Report on Form F-2 dated March 29, 1995 and incorporated herein by reference.

          2.3  Form of Stock  Certificate  (Series B Preferred  Stock)  filed as
               Exhibit 3 to the Bank's  Registration  Statement  for  Additional
               Classes of Securities on Form F-10 dated May 31, 1995, and incorporated herein by reference.


          3.1 Incentive Stock Option Plan, filed as Exhibit 5.1 to the Bank's Registration Statement on Form F-1 dated November 7, 1994 and incorporated herein by reference.

          3.2 Employee Stock Purchase Plan, filed as Exhibit 5.2 to the Bank's Registration Statement on Form F-1 dated November 7, 1994 and incorporated herein by reference.

         *3.3  1996 Stock Option Plan for Officers and Non-Employee Directors.


          4.1  Statement re: computation of per share earnings.



----------
* Previously filed

                                   SIGNATURES

     Pursuant to the requirements of section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COVENANT BANK






Date: April 28, 1997                   By: /s/ Charles E. Sessa, Jr.
                                          -----------------------------------
                                          Name:    Charles E. Sessa, Jr.
                                          Title:   President



Date: April 28, 1997                   By: /s/ J. William Parker, Jr.
                                          -----------------------------------
                                          Name:    J. William Parker, Jr.
                                          Title:   Chief Financial Officer



     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Date:                                   By:
                                           -----------------------------------
                                           Barry M. Abelson, Director


Date: April 28, 1997                    By: /s/ William T. Carson
                                           -----------------------------------
                                           William T. Carson, Director


Date:                                   By:
                                           -----------------------------------
                                           John J. Gallagher, Director


Date: April 28, 1997                    By: /s/ Gary E. Greenblatt
                                           -----------------------------------
                                           Gary E. Greenblatt, Director


Date: April 28, 1997                    By: /s/ Richard A. Hocker
                                           -----------------------------------
                                           Richard A. Hocker, Director


Date: April 28, 1997                    By: /s/ James R. Iannone
                                           -----------------------------------
                                           James R. Iannone, Director


Date:                                   By:
                                           -----------------------------------
                                           Joseph A. Maressa, Sr., Director


Date: April 28, 1997                    By: /s/ Charles E. Sessa, Jr.
                                           -----------------------------------
                                           Charles E. Sessa, Jr., Director


Date: April 28, 1997                    By: /s/ Kyle W. Will
                                           -----------------------------------
                                           Kyle W. Will, Director

                                                                     Exhibit 4.1
                                  COVENANT BANK

                        COMPUTATION OF EARNINGS PER SHARE

                    (in thousands, except per share amounts)



                                                     Year Ended December 31,
                                                --------------------------------
                                                  1996        1995         1994
                                                  ----        ----         ----

Earnings Per Share

Net income applicable to common stock:           $1,850      $2,379      $1,281
                                                 ======      ======      ======



Average number of shares outstanding:

  Average common shares outstanding               2,942       2,949       2,970
  Common stock equivalents considered
     in computation:
   Dilutive stock options                           109          37          36
   Conversion of preferred stock Series "A"         529         529         529
   Conversion of preferred stock Series "B"         489         246        --
                                                 ------      ------      ------

Average number of shares outstanding              4,069       3,761       3,535
                                                 ======      ======      ======


Earnings per share                               $ 0.45      $ 0.63      $ 0.36
                                                 ======      ======      ======

----------

Earnings per share data has been restated to reflect the common stock dividends declared in 1996 and 1995.

                                 ADVISORY BOARDS

                         John J. Tarditi, Jr. - Chairman
                          Covenant Bank Advisory Boards



ATLANTIC COUNTY                             BURLINGTON COUNTY                           CAMDEN COUNTY
---------------                             -----------------                           -------------

Richard P. Baehrle                          Boyce Adams                                 Jack Bernetich
Vanguard Property Group, Inc.               Moorestown Ecumenical Neighborhood
                                            Development

Wallace R. Barr                             Hon. Francis L. Bodine                      Louis S. Bezich
Bally's Casino Hotels                       New Jersey State Assemblyman                Life Support Medical, Inc.

Douglas Fraser                              Richard W. Brown                            Frances Burnstein
Atlantic City Country Club                  United Title & Abstract Agency, Inc.        The Burnstein Group

Eugene Gatti                                Francis J. Flanagan, CPA                    Richard W. Chew
Greate Bay Country Club                     Haefele, Flanagan & Co., P.C.               Richard W. Chew, CLU, Inc.

Samuel S. Herring                           Salvatore J. Giampapa, CPA                  Samuel M. Gans
A.G. Edwards & Sons, Inc.                   Ianieri & Giampapa & Co., P.C.              Micrographic Services, Inc.

Paige F. Hess                               Stephen J. Hovnanian                        Gary L. Green, Esquire
Associated Insurance Management, Inc.       J.S. Hovnanian & Sons, Inc.                 Archer & Greiner, P.C.

Kenneth Horn                                Harry Koons                                 Michael A. Guggino, CLU
A.G. Edwards & Sons, Inc.                   Howrex Corp.                                Guggino Associates

John J. Hughes, CPA                         Ravi V. Kothare, CPA/PFS,MST                William J. Hessert
Hughes, McLaughlin & Co., LLC               Kothare and Associates, P.C.                Hessert Construction

Kenneth C. LeFevre                          Hon. Walter Maahs                           Mindy K. Holman
Atlantic Electric                           Mayor, Moorestown, NJ                       Holman Enterprises

Paul E. Leiser                              George W. Matteo, Jr., Esquire              William Kalellis
Avalon Real Estate Agency                   Matteo & Belko                              Janney Montgomery Scott, Inc., Retired

Robert Nichols                              James E. Palmer                             Michael Kulzer, Esquire
Admiral Automotive Group                    Telenex Corporation                         Kulzer & DiPadova, P.A.

Leo B. Schoffer                             William R. Powers, Jr., Esquire             John F. Leonard
Schoffer Enterprises                        Cureton, Caplan & Clark, P.C.               Lenny, Vermaat & Leonard, Inc.

Richard N. Steinberg                        William F. Saldutti, III, Esquire           Judith Sherry McNelis
Parkshore Development                       Dembo & Saldutti                            McNelis & Sherry, Inc.

Michael J. Viscount, Jr.                    James C. Wagner, CPA                        Joseph Papa
Horn, Goldberg, Gorny, Daniels,             Wagner, Sharer, Murtaugh & Petree           Janney Montgomery Scott, Inc.
Plackter & Weiss                            Certified Public Accountants

Diane C. Wadsworth                          Mitchell R. Warwick                         Linda Rosanio
Parkway Realty                              United Fabrics, Inc.                        RBT/Strum

Richard Young                                                                           John J. Tarditi, Jr., FLMI, LUTCF
Shoemaker Lumber                                                                        Associated Insurance Management, Inc.
                                                                                        Mayor, Haddonfield, NJ
Samuel R. Young, Jr.
Tilton Athletic Club                                                                    David Wilson
                                                                                        David Wilson Men's Shop


                                 ADVISORY BOARDS




                       CAPE MAY COUNTY                                 CENTRAL ADVISORY BOARD             CUMBERLAND COUNTY

Frank G. Basile, Esquire         William J. Kindle                  David Arena                        Gerald J. Batt, Esquire
Basile & Testa                   Kindle Ford Mercury Lincoln Dodge  Frank Donio, Inc.                  Lipman, Antonelli, Batt,
                                                                                                       Dunlap, Wodlinger & Gilson

Mary Frances Batten              Paul Leiser                        Robert Capoferri                   Diane Cappellucci
Cape May County School System    Avalon Real Estate Agency          Shor Slurry Seal, Inc.             Business Loan Coordinator
                                                                                                       Cumberland County

Norman Beckman                   Robert T. Lepor                    Robert J. Caruso, Jr., CPA         Harry Fiocchi
Hereford Inlet Marina, Inc.      Cape Island Campground                                                Harry Fiocchi &
                                                                                                         Associates, Inc.

Robert A. Belansen, Sr.          H. Keith Maund                     William H. Crescenzo, Jr., CPA     Bruce H. Garlock
New Compass Motel, Inc.          Maund Enterprises, Inc.            Capaldi, Reynolds & Associates
                                 Certified Public Accountants, P.A.

Warren L. Buckingham             Harry A. Mitchell, Jr.             Joseph D. Ingemi                   Carl Hemple
Avalon Country Club,             Mitchell Welding &                 Pine Crest Enterprises, Inc.       WVLT Radio
Windrift Motel & Avalon Inn       Ironworks, Inc.

Frederick F. Butler, Jr.         George H. Morton, CPA              Helen LoSasso                      Martin K. Hoag, CLU
New Jersey General Assembly                                         Polyvel, Inc.                      Hoag Financial Management
                                                                                                         Center

Timothy J. Byrne, Sr.            Carole Pantalone                   Charles A. Maimone                 Michael R. Mazzoni, Esquire
J. Byrne Agency, Inc.            Hoffman Agency, Inc.               Century 21/Reilly Realtors         Mazzoni, Marcolongo &
                                                                    Hughes, P.A.

James S. Cafiero, Esquire        Andrew A. Previti, P.E.            Joseph A. Maressa, Jr., Esquire    Julio Mendez, Esquire
Cafiero and Balliette &          Walker, Previti & Holmes           Title America Corporation          Velez and Mendez
  Balliette, P.A.

Gregory J. Coffey                Jeffrey Reichle                    Joseph Mauriello                   Sharon E. Schulman
National Associates              Lund's Fisheries, Inc.             Retired                            Consumers New Jersey
 Insurance Brokers                                                                                       Water Co.

Kenneth Coombs                   John H. Reminger                   Thomas J. McCart                   Samuel Schwarzman
Private Investor                 Coastal Construction Company       American Better Graphics Printing  Retired

Robert T. Crimi                  Dr. Richard A. Renza               George Mortellite, Jr.             Paul Silverman
Bayview Equipment                Wildwood Medical Associates        Blueberry Farm                     Retired
Company, Inc.

David S. DeWeese                 Joseph J. Roberts, Jr.
Stagliano & DeWeese, P.A.        Ocean Drive Restaurant &
 Municipal Court Judge,           Shoobie's Restaurant
 City of Wildwood

Victor DiSylvester               James Salasin
Seashell Enterprises, Inc.       Two Mile Inn, Crab House
                                 Restaurant & Boat House Restaurant

John B. Feeley                   Thomas L. Scott
First Eastern Realty Inc.        Burdette Tomlin Memorial Hospital

Larry Hanker                     Robert J. Smeltzer
NAN-LAR, Inc.                    Smeltzer & Sons Feed &
                                  Pet Supplies, Inc.

Lisa M. Hardy, Esquire           Robert L. Taylor, Esquire
HDI, Inc.

David A. Hirsch, DVM             Dane T. Wells
Parkway Veterinary               Queen Victoria Bed & Breakfast
  Hospital, P.C.

Gregory J. Willis                Rosemary Zuccarello
Builder                          Shore Plaza Motel


                              Investor Information


Headquarters                                                  Annual Report and Form F-2

Covenant Bank                                                 Additional copies of Covenant Bank's
18 Kings Highway West                                         Annual Report and Form F-2 are
Haddonfield, New Jersey 08033                                 available without charge by writing:
(609) 428-7300
                                                              Covenant Bank
Annual Shareholders' Meeting                                  Investor Relations
The Annual Meeting of Covenant Bank                           18 Kings Highway West
will be held on May 29, 1997                                  Haddonfield, NJ  08033
at 6:00p.m. at Covenant Bank
488 Evesham Road, Cherry Hill, NJ  08034
                                                              NASDAQ Symbols
Contacts                                                      NASDAQ National Market
Analysts, portfolio managers and others seeking                 Common Stock--CNSK
financial information about Covenant Bank                     NASDAQ Small Cap Market
should contact J. William Parker, Jr., Senior                   Preferred Stock Series A--CNSKP
Vice President and Chief Financial Officer, at                  Preferred Stock Series B--CNSKO
(609)428-7318
                                                              Transfer Agent/Registrar/General Inquiries
News media representatives and others seeking                   Chase/Mellon Shareholder Services, L.L.C.
general corporate information should contact                    85 Challenger Road
Beverly C. Cohen, Senior Vice President, at                   Overpeck Centre
(609)428-7300 X2231.                                          Ridgefield Park, NJ   07660

Shareholders seeking assistance should write to               Market Makers
Beverly C. Cohen, Senior Vice President, at the               The following investment-brokerage houses
headquarters address above.  For assistance with              make a market in Covenant Bank's stock:
stock records, please contact Chase/Mellon                    Janney Montgomery Scott Inc.
Shareholder Services at 1-800-851-9677.                       Ryan Beck & Co., Inc.
                                                              Wheat First Butcher Singer
Independent Public Accountants                                Herzog, Heine & Geduld, Inc.
KPMG Peat Marwick LLP                                         F.J. Morrissey & Co.
1600 Market Street
Philadelphia, PA  19103




                            PERSONAL BANKING CENTERS

                  17 Kings Highway West, Haddonfield, NJ 08033
                601 Route 9 South, Cape May Court House, NJ 08210
              103 North Main Street, Cape May Court House, NJ 08210
                         197 New Road, Linwood, NJ 08221
                    10 West Main Street, Moorestown, NJ 08057
               451 White Horse Pike, Waterford Township, NJ 08004
                  11 South Burnt Mill Road, Voorhees, NJ 08043
                  255 Sicklerville Road, Sicklerville, NJ 08081
                1900 New Jersey Avenue, North Wildwood, NJ 08260
                      552 Landis Avenue, Vineland, NJ 08360
                 30 North White Horse Pike, Hammonton, NJ 08037
                   860 Union Mill Road, Mount Laurel, NJ 08054
                      25th & Ocean Drive, Avalon, NJ 08202
                   4 Victoria Village Plaza, Cape May NJ 08204
                   4415 Landis Avenue, Sea Isle City, NJ 08243
                     488 Evesham Road, Cherry Hill, NJ 08034

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

      Section 5 of the Holding Company's Bylaws provides that the Holding Company, to the full extent permitted by Section 14A:3-5 of the Corporation Law of the State of New Jersey (the "NJCL"), shall indemnify all past and present directors, officer, employee or agent of the Holding Company against all expenses and liabilities reasonably incurred by or imposed upon such person in connection with any proceeding to which such person may be made, or threatened to be made, a party, or in which he or she may become involved by reason of being or having been a director or executive officer of the Holding Company.
Section 14A:3-5 of the NJCL permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or proceeding by or in the right of the Holding Company, no indemnification may be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the Holding Company, unless the Superior Court or the court in which the proceeding was brought shall determine upon application that in light of all circumstances such person is fairly and reasonably entitled to indemnity. Expenses may be paid by the Holding Company in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

      As permitted under the NJCL, Article 10 of the Holding Company's Certificate of Incorporation provides that no director or officer of the Holding Company shall be liable to the Holding Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Holding Company or its shareholders as defined in Section 14A:2-7(3) of the NJCL, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, or
(iii) for any act or omission which resulted in receipt by the director of an improper personal benefit.

      The Holding Company also has a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


Item 21.  Exhibits and Financial Statement Schedules.

      (a)   Exhibit Index

        No.       Description
        ---       -----------

       2.1  --   Plan of  Reorganization  dated February 28, 1997,  attached as
                 Annex A to the Proxy Statement--Prospectus included in Part I, is incorporated herein by reference.


      *3.1   --  Certificate of Incorporation of Covenant Bancorp, Inc.

      *3.2   --  Bylaws of Covenant Bancorp, Inc.


      *4.1   --  Form of Stock Certificate (Common Stock)

      *4.2   --  Form of Stock Certificate (Series A Preferred Stock)

      *4.3   --  Form of Stock Certificate (Series B Preferred Stock)

       5.1   --  Opinion of Pepper, Hamilton & Scheetz LLP

          8.1   --  Tax Opinion


        *10.1   --  Incentive Stock Option Plan

        *10.2   --  Employee Stock Purchase Plan

        *10.3   --  1996 Stock Option Plan for Officers and
                    Non-Employee Directors

        *10.4   --  Agreement  dated  November 22, 1995 between
                    Covenant Bank and Richard A. Hocker

        *10.5   --  Agreement dated November 22, 1995 between
                    Covenant Bank and Charles E. Sessa, Jr.

        *10.6   --  Agreement dated November 22, 1995 between
                    Covenant Bank and Kenneth R. Mancini, Jr.

        *10.7   --  Agreement dated November 22, 1995 between
                    Covenant Bank and J. William Parker, Jr.

        *10.8   --  Agreement dated November 22, 1995 between
                    Covenant Bank and Eugene D. D'Orazio, Jr.



         11.1   --  Computation of Earnings Per Share, attached as part of
                    Annex C to the Proxy Statement -- Prospectus included in Part I, is incorporated herein by reference.

         23.1   --  Consent of KPMG Peat Marwick, LLP

         23.2   --  Consent of Moore & Fitzpatrick LLC

         23.3   --  Consent of Coopers & Lybrand LLP


        *27.1   --  Financial Data Schedules


        *99.1   --  Form of Proxy of Covenant Bank


         99.2   --  Letter from the Chairman and President of Covenant Bank

----------
      * Previously filed


      (b)   Financial Statement Schedules:

            All schedules have been omitted because they are not applicable, not required, or the required information is included in the Financial Statements or the notes thereto.

      (c)   Report, Opinion or Appraisal

            Not applicable.


Item 22.  Undertakings.

      (a)  (a)  The undersigned registrant hereby undertakes:

            1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement,

            Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (g) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

            (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Holding Company pursuant to the foregoing provisions, or otherwise, the Holding Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Holding Company of expenses incurred or paid by a director, officer or controlling person of the Holding Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Holding Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning the transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Haddonfield, state of New Jersey, on April 28, 1997.



                                          COVENANT BANCORP, INC.

                                          By:  /s/  CHARLES E. SESSA, JR.
                                               -------------------------------
                                               Charles E. Sessa, Jr.
                                               President


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person in so signing also makes, constitutes and appoints Richard A. Hocker, Chairman of the Board and Chief Executive Officer, and Charles E. Sessa, Jr., President, and each of them, his or her true and lawful attorney-in-fact, in his or her name, place and stead to execute and cause to be filed with the Securities and Exchange Commission any and all further amendments (including post-effective amendments) to this registration statement.



           Signature                                 Capacity                             Date
           ---------                                 --------                             ----



                *
 ______________________________          Director, Chairman of the Board           April 28, 1997
        Richard A. Hocker                and Chief Executive Officer
                                         (principal executive officer)


    /s/ CHARLES E. SESSA, JR.
_______________________________          Director, President                       April 28, 1997
      Charles E. Sessa, Jr.              (principal executive officer)


   /s/ J. WILLIAM PARKER, JR.
 ______________________________          Executive Vice President,                 April 28, 1997
     J. William Parker, Jr.              Chief Financial Officer and
                                         Treasurer (principal financial officer
                                         and principal accounting officer)

                *
 ______________________________          Director                                  April 28, 1997
        Barry M. Abelson


                *
 ______________________________          Director                                  April 28, 1997
        Thomas V.G. Brown


                *
 ______________________________          Director                                  April 28, 1997
     William T. Carson, Jr.


                 *
 ______________________________          Director                                  April 28, 1997
     John J. Gallagher, Jr.


 ______________________________          Director
       Gary E. Greenblatt




                *
 ______________________________          Director                                  April 28, 1997
        James R. Iannone


                *
 ______________________________          Director                                  April 28, 1997
     Joseph A. Maressa, Sr.


                *
 ______________________________          Director                                  April 28, 1997
          Kyle W. Will



*By: /s/ CHARLES E. SESSA, JR.
     --------------------------
     Charles E. Sessa, Jr.,
     Attorney-in-Fact





                                  EXHIBIT INDEX


        No.       Description
        ---       -----------

          2.1 -- Plan of Reorganization dated February 28, 1997, attached as Annex A to the Proxy Statement -- Prospectus included in Part I, is incorporated herein by reference.


         *3.1   --  Certificate of Incorporation of Covenant Bancorp, Inc.

         *3.2   --  Bylaws of Covenant Bancorp, Inc.


         *4.1   --  Form of Stock Certificate (Common Stock)

         *4.2   --  Form of Stock Certificate (Series A Preferred Stock)

         *4.3   --  Form of Stock Certificate (Series B Preferred Stock)

          5.1   --  Opinion of Pepper, Hamilton & Scheetz LLP


          8.1   --  Tax Opinion


        *10.1   --  Incentive Stock Option Plan

        *10.2   --  Employee Stock Purchase Plan

        *10.3   --  1996 Stock Option Plan for Officers and
                    Non-Employee Directors

        *10.4   --  Agreement  dated  November 22, 1995 between
                    Covenant Bank and Richard A. Hocker

        *10.5   --  Agreement dated November 22, 1995 between
                    Covenant Bank and Charles E. Sessa, Jr.

        *10.6   --  Agreement dated November 22, 1995 between
                    Covenant Bank and Kenneth R. Mancini, Jr.

        *10.7   --  Agreement dated November 22, 1995 between
                    Covenant Bank and J. William Parker, Jr.

        *10.8   --  Agreement dated November 22, 1995 between
                    Covenant Bank and Eugene D. D'Orazio, Jr.


         11.1  --   Computation of Earnings Per Share, attached as part of
                    Annex C to the Proxy Statement -- Prospectus included in
                    Part I, is incorporated herein by reference.

         23.1   --  Consent of KPMG Peat Marwick, LLP

         23.2   --  Consent of Moore & Fitzpatrick LLC

         23.3   --  Consent of Coopers & Lybrand LLP


        *27.1   --  Financial Data Schedules


        *99.1   --  Form of Proxy of Covenant Bank


         99.2   --  Letter from the Chairman and President of Covenant Bank

----------
      * Previously filed